Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on November 20, 2020

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OPEN LENDING CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6141	82-3008583
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1501 S. MoPac Expressway

Suite 450

Austin, TX

(512) 892-0400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Open Lending Corporation

1501 S. MoPac Expressway

Suite 450

Austin, TX 78746

(512) 892-0400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jocelyn M. Arel Michael J. Minahan Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 Tel: (617) 570-1000	John J. Flynn Chief Executive Officer Open Lending Corporation 1501 S. MoPac Expressway Austin, TX 78746 Tel: (512) 892-0400	Michael Kaplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: 212-450-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Shares of common stock, par value $0.01 per share		$	$	$

(1)	Includes shares of common stock which the underwriters have the option to purchase
(2)

Pursuant to Rule 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum offering price is $        , which is the average of the high and low prices of shares of our common stock on November [●], 2020 (such date being within five business days of the date that this registration statement was filed with the U.S. Securities and Exchange Commission (the “SEC”)) on The Nasdaq Stock Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SUBJECT TO COMPLETION, DATED [●], 2020

PRELIMINARY PROSPECTUS

OPEN LENDING CORPORATION

Shares of Common Stock

The selling stockholders identified in this prospectus are offering              shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions and certain expenses incurred by the selling stockholders in disposing of the securities, associated with the sale of securities pursuant to this prospectus.

Our common stock is listed on The Nasdaq Stock Market under the symbols “LPRO”. On                , 2020, the closing price of our common stock was $                per share.

We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public offering price
Underwriting discount(1)
Proceeds, before expenses, to the selling stockholders

(1)	See the section titled “Underwriting” beginning on page 107 for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option to purchase up to an additional              shares from the selling stockholders at the price to the public less the underwriting discount, at any time within 30 days of the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                 , 2020.

The date of this prospectus is                 , 2020.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

FREQUENTLY USED TERMS

Unless the context otherwise requires, references in this prospectus to “Open Lending”, the “Company”, “us”, “we”, “our” and any related terms prior to the closing of the Business Combination are intended to mean Open Lending, LLC, a Texas limited liability company, and its consolidated subsidiaries, and after the closing of the Business Combination, Open Lending Corporation and its consolidated subsidiaries.

In addition, in this document:

“Active automotive lender” means an automotive lender that issued at least one insured loan in the previous quarter.

“Blocker” means BRP Hold 11, Inc., a Delaware corporation.

“Blocker Holder” means Bregal Sagemount I, L.P., Blocker’s sole stockholder.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of January 5, 2020, as may be amended, by and among Nebula, Open Lending, Blocker, Blocker Holder, Open Lending Corporation, Merger Sub LLC, Merger Sub Corp, and Shareholder Representative Services LLC.

“Code” means the Internal Revenue Code of 1986, as amended.

“common stock” means the common stock of Open Lending Corporation, par value $0.01 per share.

“DGCL” means the Delaware General Corporation Law.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Founder Shares” means the shares of Nebula Class B Common Stock, par value $0.0001 per share.

“Founder Support Agreement” means the Founder Support Agreement, dated as of January 5, 2020, by and among Nebula, Open Lending Corporation, Open Lending, and the holders of the Founder Shares, a copy of which is included as Exhibit 10.1 to Nebula’s Current Report on Form 8-K, filed with the SEC on January 6, 2020.

“GAAP” means United States generally accepted accounting principles.

“Initial Stockholders” means the holders of shares of Founder Shares.

“Investor Rights Agreement” means the Investor Rights Agreement entered into at the closing of the Business Combination by and among Nebula, Open Lending Corporation, Open Lending, certain persons and entities holding Open Lending Membership Units, and certain persons and entities holding Founder Shares, which is included as Exhibit 10.8 to our Current Report on Form 8-K, filed with the SEC on June 16, 2020.

“Investor Support Agreement” means the Investor Support Agreement, dated as of January 5, 2020, by and among Nebula and certain Nebula stockholders, a form of which is included as Exhibit 10.2 to Nebula’s Current Report on Form 8-K, filed with the SEC on January 6, 2020.

“IPO” means Nebula’s initial public offering of units, consummated on January 12, 2018.

i

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.

“Merger Sub Corp” means NBLA Merger Sub Corp., a Delaware corporation.

“Merger Sub LLC” means NBLA Merger Sub LLC, a Texas Limited Liability company.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Nebula” refers to Nebula Acquisition Corporation, a Delaware corporation.

“Nebula Class A Common Stock” means Nebula’s common stock, par value $0.0001 per share.

“Nebula Common Stock” means the Nebula Class A Common Stock and the Founder Shares, collectively.

“OEM Captives” means captive finance companies of Original Equipment Manufacturers.

“Open Lending Membership Units” means all issued and outstanding interests of Open Lending.

“Open Lending Unitholders” means the holders of all issued and outstanding interests of Open Lending.

“PCAOB” means the Public Company Accounting Oversight Board.

“Private Placement Warrants” means the warrants to purchase Nebula Class A Common Stock purchased in a private placement in connection with the IPO.

“prospectus” means the prospectus included in the Registration Statement on Form S-1 (Registration No. 333-239619) filed with the U.S. Securities and Exchange Commission.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” means the merger of Merger Sub LLC with and into Open Lending, with Open Lending surviving the Second Merger as a direct and indirect wholly-owned subsidiary of ParentCo.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Nebula Holdings, LLC, a Delaware limited liability company.

“Tax Receivable Agreement” means the Tax Receivable Agreement that was entered into at the closing of the Business Combination, by and among Nebula, ParentCo, Blocker, Blocker Holder, Open Lending, and each beneficiary, the form of which is included as Exhibit F to the Business Combination Agreement.

ii

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

ABOUT THIS PROSPECTUS

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or any free writing prospectus we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: None of us, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A ordinary shares and the distribution of this prospectus outside the United States. See “Underwriting.”

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

On June 10, 2020, Nebula Acquisition Corporation, our predecessor company, consummated the previously announced business combination (the “Business Combination”) with Open Lending, LLC., a Texas limited liability company pursuant to the Business Combination Agreement, dated as of January 5, 2020 (as amended) and the parties named therein. Immediately upon the completion of the Business Combination and the other transactions contemplated by the Business Combination Agreement, Open Lending became a direct wholly-owned subsidiary of Nebula Parent Corp., a Delaware corporation, changed its name to Open Lending Corporation (“Open Lending Corporation” or the “Company”).

iii

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that is important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information under “Risk Factors,” “Open Lending Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements included elsewhere in this prospectus.

The Company

Open Lending is a leading provider of lending enablement and risk analytics to credit unions, regional banks and OEM Captives. Our clients, collectively referred to herein as automotive lenders, make automotive consumer loans to underserved near-prime and non-prime borrowers by harnessing Open Lending’s risk-based pricing models, powered by our proprietary data and real-time underwriting of automotive loan default insurance coverage from insurers. Since Open Lending’s inception in 2000, we have facilitated over $8.0 billion in automotive loans, accumulating over 20 years of proprietary data and developing over two million unique risk profiles. We currently cater to approximately 340 active automotive lenders.

We specialize in risk-based pricing and modeling and provide automated decision-technology for automotive lenders throughout the United States. We believe that Open Lending addresses the financing needs of near-prime and non-prime borrowers, or borrowers with a credit bureau score between 560 and 699, who are underserved in the automotive finance industry. Traditional lenders focus on prime borrowers, where an efficient market has developed with interest rate competition that benefits borrowers. Independent finance companies focus on sub-prime borrowers. Borrowers that utilize the near-prime and non-prime automotive lending market have fewer lenders focused on loans with longer terms or higher advance rates. As a result, many near-prime and non-prime borrowers turn to sub-prime lenders, resulting in higher interest rate loan offerings than such borrower’s credit profile often merits or warrants. Open Lending seeks to make this market more competitive, resulting in more attractive loan terms.

Our flagship product, Lenders Protection Program (“LPP”), enables automotive lenders to make loans that are largely insured against losses from defaults. We have been developing and advancing the proprietary underwriting models used by LPP for approximately 20 years. LPP provides significant benefits to our growing ecosystem of automotive lenders, automobile dealers and insurers.

A key element of LPP is the ability to facilitate risk-based interest rates that are appropriate for each loan and lender and electronically submitted to our automotive lenders within approximately five seconds after we receive a loan application. Our interest rate pricing is customized to each automotive lender, reflecting the cost of capital, loan servicing costs, loan acquisition costs, expected recovery rates and target return on assets of each automotive lender. Using Open Lending’s risk models, we project monthly loan performance results, including expected losses and prepayments for automotive lenders that use LPP. The product of this process is a risk-based interest rate, inclusive of elements to recover all projected costs, program fees and insurance premiums, given the risk of the loan, to return a targeted return on asset goal.

We believe that our market opportunity is significant. The near-prime and non-prime automotive loan market is $250 billion annually, resulting in an approximate $14.6 billion annual revenue opportunity. Open Lending is currently serving less than 1% of this market, providing a significant growth opportunity.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Recent Developments

The recent outbreak of the novel coronavirus COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States on March 13, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts on our operating results, financial condition and cash flows. The extent of the impact of COVID 19 on our operational and financial performance will depend on certain developments, including the duration and continued spread of the disease, the impact on our revenues which are generated with automobile lenders and insurance company partners and driven by consumer demand for automobiles and automotive loans, extended closures of businesses, continued high unemployment and the overall impact on our customer behavior, all of which are uncertain and cannot be predicted. We expect to have a short-term reduction in loan applications and certified loans and increased defaults, which will impact our revenues and subsequent recovery as the automotive finance industry and overall economy recover. We continue to closely monitor the current macro environment, particularly the impact of the recent COVID-19 pandemic on monetary and fiscal policies.

As of October 19, 2020, Open Lending redeemed all of its outstanding public warrants that had not been exercised as of October 13, 2020, which resulted in the exercise of 9,160,776 warrants for proceeds to us of $105.3 million and the redemption of 5,883 public warrants at a redemption price of $0.01 per warrant.

Open Lending facilitated 20,696 and 67,404 certified loans during the three and nine months ended September 30, 2020, respectively, as compared to 19,087 and 55,875 certified loans during the three and nine months ended September 30, 2019, respectively. Total revenue was $29.8 million and $69.3 million for the three and nine months ended September 30, 2020, respectively, as compared to $22.1 million and $66.8 million during the three and nine months ended September 30, 2019, respectively.

Background

Open Lending Corporation, a Delaware corporation, was originally known as Nebula Parent Corp., a wholly-owned direct subsidiary of Nebula Acquisition Corporation (“Nebula”), a blank check company formed in Delaware on October 2, 2017, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, without limitation as to business, industry or sector. Nebula completed its initial public offering of units on January 12, 2018, and on June 10, 2020, Nebula consummated the Business Combination, as a result of which Open Lending, LLC, a Texas limited liability company, became a wholly-owned subsidiary of Nebula Parent Corp. Upon the closing of the Business Combination, Nebula Parent Corp. changed its name to Open Lending Corporation.

Our common stock is currently listed on Nasdaq under the symbol “LPRO.”

The rights of holders of our common stock are governed by our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL. See “Description of Capital Stock.”

Emerging Growth Company

Open Lending Corporation is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act (“JOBS Act”). As such, the Company is eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Open Lending Corporation will remain an emerging growth company until the earliest of (i) the Company is deemed to be a large accelerated filer, which occurs, among other things, on the last day of the fiscal year in which the market value of the shares of its common stock that are held by non-affiliates exceeds $700.0 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year, (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of its common stock in its initial public offering.

Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors”, that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business.

Summary of the Material and Other Risks Associated with Our Business

•

Our results of operations and continued growth depend on our ability to retain existing, and attract new, automotive lenders, OEM Captives and other financial institutions (collectively “lending institutions”).

•

A large percentage of revenue for Open Lending is concentrated with Open Lending’s top ten automotive lenders, and the loss of one or more significant automotive lenders could have a negative impact on operating results.

•	Open Lending’s results depend, to a significant extent, on the active and effective adoption of the LPP by automotive lenders.

•	Open Lending has partnered with two major insurance carriers that underwrite and insure the loans generated using the LPP.

•	Open Lending’s financial condition and results of operations may be adversely affected by the impact of the global outbreak of the coronavirus.

•	Open Lending has experienced rapid growth, which may be difficult to sustain and which may place significant demands on its operational, administrative and financial resources.

•	If Open Lending experiences negative publicity, it may lose the confidence of automotive lenders and insurance carriers who use or partner with the LPP and Open Lending’s business may suffer.

•

Privacy concerns or security breaches relating to the LPP could result in economic loss, damage Open Lending’s reputation, deter users from using Open Lending products, and expose Open Lending to legal penalties and liability.

•	Changes in market interest rates could have an adverse effect on Open Lending’s business.

•	The loss of the services of Open Lending’s senior management could adversely affect Open Lending’s business.

•

Open Lending’s projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, Open Lending’s projected revenues, market share, expenses and profitability may differ materially from our expectations. Open Lending is subject to federal and state consumer protection laws.

•

Open Lending’s industry is highly regulated and is undergoing regulatory transformation, which results in inherent uncertainty. Changing federal, state, and local laws, as well as changing regulatory enforcement policies and priorities, may negatively impact Open Lending’s business.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

•	Open Lending’s management has limited experience in operating a public company.

•	We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

•	We may from time to time be subject to litigation and other claims.

•

Our ability to successfully operate the business will be largely depend upon the efforts of certain of our key personnel. The loss of such key personnel could negatively impact our operations and financial results.

•	Our principal stockholders and management control us and their interests may conflict with yours in the future.

•	We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

Corporate Information

The mailing address for our principal executive office is 1501 S. MoPac Expressway, Suite 450, Austin, TX 78746, and its telephone number is (512) 892-0400.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

THE OFFERING

The following summary of the offering contains basic information about the offering and our common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of our common stock, please refer to the section titled “Description of Capital Stock.”

Sale of Common Stock

Common stock offered by the selling stockholders named herein	shares of our common stock

Common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock	The selling stockholders have granted the underwriters an option to purchase up to an aggregate of shares of common stock. This option is exercisable, in whole or in part, within 30 days after the date of this prospectus.

Use of Proceeds	All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective accounts. We will not receive any of the proceeds from these sales. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions.

Nasdaq Ticker Symbol	“LPRO”

Risk Factors	Any investment in the common stock offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” elsewhere in this prospectus

The number of shares of our common stock to be outstanding after this offering:

•	is based on 128,198,185 shares of common stock outstanding prior to this offering as of November 9, 2020; and

•	excludes 9,693,750 shares of common stock reserved for future issuance under our equity compensation plan.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

SELECTED CONSOLIDATED FINANCIAL DATA OF OPEN LENDING

The information presented below is derived from Open Lending’s unaudited interim consolidated financial statements and audited consolidated financial statements included elsewhere in this prospectus for the nine months ended September 30, 2020 and September 30, 2019 and as of September 30, 2020 and the fiscal years ended December 31, 2019, 2018, and 2017 and the balance sheet data as of December 31, 2019 and 2018. The information presented below should be read alongside Open Lending’s consolidated financial statements and accompanying footnotes included elsewhere in this prospectus. Factors that materially affect the comparability of the data for 2018 through 2019 are discussed in Note 8, “Revenue”, in the footnotes to Open Lending’s financial statements. You should read the following financial data together with “Risks Related to Open Lending’s Business,” and “Open Lending Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The following table highlights key measures of Open Lending’s financial condition and results of operations (dollars in thousands, except per unit amounts and operating data):

	Nine Months Ended September 30,		For the Years Ended December 31
	2020	2019	2019	2018	2017
Summary of Operations
Program fees	$31,592	$26,407	$36,667	$25,044	$17,064
Profit share	34,482	38,089	53,038	24,835	13,735
Claims administration service fees	3,185	2,275	3,142	2,313	1,581

Total revenue(1)	69,259	66,771	92,847	52,192	32,380
Gross profit	62,441	61,254	85,041	47,589	29,361
Operating income	32,431	45,260	62,615	28,474	16,152
Change in fair value of contingent consideration	(131,932)	—	—	—	—
Interest expense	(7,980)	(238)	(322)	(341)	(418)
Net income (loss) before tax	(107,381)	45,046	62,514	28,316	15,829
Provisions (benefits) for income tax	5,385	(58)	(30)	37	59

Net income (loss)(2)	(112,766)	45,104	62,544	28,279	15,770
Net income (loss) per common share(3)
Basic net income (loss) per common share	(1.56)	(1.78)	(5.57)	(2.21)	(0.68)
Diluted net income (loss) per common share	(1.56)	(1.78)	(5.57)	(2.21)	(0.68)

	As of September 30,	As of December 31,
	2020	2019	2018
Balance Sheet Data
Cash and cash equivalents	$115,153	$7,676	$11,072
Accounts receivable	3,392	3,767	1,938
Contract assets	72,988	62,951	—
Unbilled revenue	—	—	8,468
Deferred tax asset, net	85,269	—	—

Total assets	294,907	79,186	24,884

Total notes payable, net of debt issuance costs(4)	158,814	3,313	5,797
Total liabilities	260,625	9,022	17,158
Redeemable convertible preferred Series C units	—	304,943	141,518
Distribution to redeemable convertible preferred units	40,475	11,058	9,066
Distribution to preferred units	52,900	14,064	10,289
Distribution to common units	42,005	9,736	7,065

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

(1)

Reflects the impact of Open Lending’s adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”) and related cost capitalization guidance, which was adopted by Open Lending on January 1, 2019 using the modified retrospective transition method. The adoption of ASC 606 resulted in an adjustment to retained earnings in Open Lending’s consolidated balance sheet for the cumulative effect of applying the standard, which included presentation changes in the balance sheet and revenue impact in the consolidated statement of operations and comprehensive income. As a result of the application of the modified retrospective transition method, Open Lending’s prior period results within any future annual reports on Form 10-K and quarterly reports on Form 10-Q will not be restated to reflect ASC 606. Refer to Note 8, “Revenue”, in the notes to Open Lending’s financial statements.

(2)

Net loss for the nine months ended September 30, 2020 was primarily attributable to a $(131.9) million in change in the estimated fair value of contingent consideration shares awarded as part of the business combination with Nebula on June 10, 2020. Given the share price performance milestones for the contingent consideration shares have all been met as of August 2020, net income beginning in the fourth quarter of 2020 and beyond will not be burdened by any changes to the fair value of the contingent consideration.

(3)	The net loss per share was due to an adjustment to net income for the preferred dividend and the change in the fair value of the redeemable convertible preferred Series C units.
(4)

Includes current and noncurrent portions of the term loan debt. For more discussion refer to “Open Lending Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” elsewhere in this prospectus.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

•	the benefits of the Business Combination;

•	our financial performance;

•	changes in our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	the impact of the relative strength of the overall economy, including its effect on unemployment, consumer spending and consumer demand for automotive products;

•	the growth in loan volume from OEM Captives relative to that of other automotive lenders, and associated concentration of risks;

•	expansion plans and opportunities

•	compliance with an increasing and inconsistent body of complex laws and regulations, including with respect to data privacy, at the U.S. federal, state and local levels;

•	increased regulatory compliance burden and associated costs associated with the CFPB monitoring the loan origination and servicing sectors, and its recently issued rules;

•	our ability to obtain and maintain the appropriate state licenses;

•	changes in applicable laws or regulations; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. For a discussion of the risks involved in our business and investing in our common stock, see the section entitled “Risk Factors.”

You should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the outcome of any legal proceedings that may be instituted in connection with the Business Combination and transactions contemplated thereby;

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the ability to maintain the listing of our common stock on NASDAQ;

•	the risk that the Business Combination disrupts our current plans and operations as a result of the announcement and consummation of the transactions described herein;

•	our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and our ability to grow and manage growth profitably;

•	costs related to the Business Combination;

•	changes in applicable laws or regulations;

•	the effects of the COVID-19 pandemic on our business;

•	the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties described in this prospectus, including those under the section entitled “Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary in material respects from those expressed or implied by these forward-looking statements. You should not place undue reliance on these forward-looking statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

In addition to the other information contained in this prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to invest in our securities. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the our business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of our common stock could decline, and you could lose part or all of your investment. Unless otherwise indicated, reference in this section and elsewhere in this prospectus to our business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, financial condition, results of operations, revenue and our future prospects.

Risks Related to Our Business

Our results of operations and continued growth depend on our ability to retain existing, and attract new, automotive lenders.

A substantial majority of Open Lending’s total revenue is generated from the transaction fees that it receives from its automotive lenders and the profit share that it receives from its insurance company partners in connection with loans made by automotive lenders to the owners or purchasers of used and new automobiles (the “Consumers”) using the LPP. Approximately 5% of the average loan balance on each loan originated is collected by Open Lending as revenue in transaction fees, profit-sharing with insurance companies and administrative fees for claims administration services provided to the insurance companies. If automotive lenders cease to use LPP to make loans, Open Lending will fail to generate future revenues. To attract and retain automotive lenders, Open Lending markets LPP to automotive lenders on the basis of a number of factors, including loan analytics, risk-based pricing, risk modeling and automated decision-technology, as well as integration, customer service, brand and reputation. Automotive lenders are able to leverage the geographic diversity of the loans they can originate through LPP with the simplicity of Open Lending’s five-second all-inclusive loan offer generation. Automotive lenders, however, have alternative sources for internal loan generation, and they could elect to originate loans through those alternatives rather than through LPP. There is significant competition for existing automotive lenders. If Open Lending fails to retain any automotive lenders, and does not acquire new automotive lenders of similar size and profitability, it will have a material adverse effect on Open Lending’s business and future growth. There has been some turnover in automotive lenders, as well as varying activation rates and volatility in usage of the Open Lending platform by automotive lenders, and this may continue or even increase in the future. Agreements with automotive lenders are cancellable on thirty days’ notice and do not require any minimum monthly level of application submissions. If a significant number of existing automotive lenders were to use other competing platforms, thereby reducing their use of LPP, it would have a material adverse effect on Open Lending’s business and results of operations.

A large percentage of revenue for Open Lending is concentrated with Open Lending’s top ten automotive lenders, and the loss of one or more significant automotive lenders could have a negative impact on operating results.

Open Lending’s top ten automotive lenders (including certain groups of affiliated automotive lenders) accounted for 31% of the total loan origination amount over past three years. Open Lending expects to have significant concentration in Open Lending’s largest automotive lender relationships for the foreseeable future. In the event that one or more of Open Lending’s significant automotive lenders, or groups of automotive lenders terminate their relationships with Open Lending, the number of loans originated through LPP would decline, which would materially adversely affect Open Lending’s business and, in turn, Open Lending’s revenue.

In 2020 and 2021, Open Lending anticipates that its business will experience significant concentration as OEM Captives fully ramp and deploy LPP nationally across all of their new and used vehicle channels. The size and

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

loan volume of OEM Captives is materially higher than any of Open Lending’s automotive lenders, which Open Lending believes will result in a high concentration of revenue being derived from a limited number of OEM Captives. As a result, if Open Lending was to lose an OEM Captive as one of its customers, or if an existing or anticipated OEM Captive customer were to delay its adoption or deployment of the LPP, this may have a material adverse effect on Open Lending’s future revenues.

Open Lending’s results depend, to a significant extent, on the active and effective adoption of the LPP by automotive lenders.

Open Lending’s success depends on the active and effective adoption of the LPP by automotive lenders in originating loans to near-prime and non-prime borrowers. Open Lending relies on automotive lenders to utilize LPP within their loan origination systems. Although automotive lenders generally are under no obligation to use LPP in generating their loans, the integrated loan and insurance offering by LPP encourages the use of LPP by automotive lenders. The failure by automotive lenders to effectively adopt LPP would have a material adverse effect on the rate at which they can lend to near-prime and non-prime borrowers and in turn, would have a material adverse effect on Open Lending’s business, revenues and financial condition.

Open Lending has partnered with two major insurance carriers that underwrite and insure the loans generated using the LPP.

Open Lending primarily relies on AmTrust Financial Services (“AmTrust”) and CNA Financial Corp. (“CNA”) to insure the loans generated by the automotive lenders using LPP. Open Lending has entered into separate producer and claims service agreements with each of these carriers. The producer and claims service agreements with AmTrust and CNA generally contain customary termination provisions that allow them to terminate the agreement upon written notice after the occurrence of certain events including, among other things, breach of the producer agreement; changes in regulatory requirements making the agreement unenforceable; or for convenience. If either of these insurance carriers were to terminate their agreements with Open Lending and Open Lending is unable to replace the commitments of the terminating insurance carriers, it would have a material adverse effect on Open Lending’s business, operations and financial condition.

Open Lending’s financial condition and results of operations may be adversely affected by the impact of the global outbreak of the coronavirus.

In March 2020, the World Health Organization declared the novel coronavirus and resulting COVID-19 disease (“COVID-19”) a global pandemic. This contagious disease outbreak, which has continued to spread, and the related adverse public health developments, including orders to shelter-in-place, travel restrictions, and mandated business closures, have adversely affected workforces, organizations, customers, economies, and financial markets globally. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, we have taken precautionary measures, including imposing travel restrictions for our employees, mandating a global work from home policy, and shifting customer events to virtual-only experiences. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, precautionary measures that have been adopted could negatively affect our customer success efforts, customer retention, sales and marketing efforts, delay and lengthen our sales cycles, affect our revenue growth rate, or create operational or other challenges, any of which could harm our business and results of operations.

Additionally, the impact of the COVID-19 pandemic has caused and is likely to continue to cause substantial changes in consumer behavior and has caused restrictions on business and individual activities, which have led to and are likely to continue to lead to reduced economic activity. Extraordinary actions taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world, including travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals and businesses to substantially restrict daily activities could continue to have an adverse effect on Open Lending’s financial condition and results of operations.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

The economic slowdown attributable to COVID-19 has led to a global decrease in vehicle sales in markets around the world. Any sustained decline in vehicle sales would have a substantial adverse effect on Open Lending’s financial condition, results of operations, and cash flow. Moreover, as a result of the restrictions described above and consumers’ reaction to COVID-19 in general, showroom traffic at car dealers has dropped significantly and many dealers have temporarily ceased operations, thereby reducing the demand for Open Lending’s products and leading dealers to purchase fewer vehicles. In the event there are extended closures of businesses, furloughs or the suspension of employees from businesses or other developments that reduce the earnings of workers, these developments may negatively impact the ability of consumers to pay their automotive loans, which may lead to higher loan defaults and increased losses for Open Lending’s insurance company partners. Increased losses would result in lower profit share earnings on Open Lending’s existing insured loan portfolio.

The extent and duration of the economic slowdown attributable to COVID-19 remains uncertain at this time. A continued significant economic slowdown could have a substantial adverse effect on our financial condition, liquidity, and results of operations. If these conditions persist for an extended term, it could have a material adverse effect on Open Lending’s future revenue and net income.

Open Lending has experienced rapid growth, which may be difficult to sustain and which may place significant demands on its operational, administrative and financial resources.

Open Lending’s approximately 50% year-over-year growth has caused significant demands on its operational, marketing, compliance and accounting infrastructure, and has resulted in increased expenses, which Open Lending expects to continue as it grows. In addition, Open Lending is required to continuously develop and adapt its systems and infrastructure in response to the increasing sophistication of the consumer finance market and regulatory developments relating to existing and projected business activities and those of automotive lenders. Open Lending’s future growth will depend, among other things, on its ability to maintain an operating platform and management system sufficient to address growth and will require Open Lending to incur significant additional expenses and to commit additional senior management and operational resources.

As a result of Open Lending’s growth, we face significant challenges in:

•	securing commitments from existing and new automotive lenders to provide loans to Consumers;

•	maintaining existing and developing new relationships with additional automotive lenders;

•	maintaining adequate financial, business and risk controls;

•	training, managing and appropriately sizing workforce and other components of business on a timely and cost-effective basis;

•	navigating complex and evolving regulatory and competitive environments;

•	increasing the number of borrowers in, and the volume of loans facilitated through, the LPP;

•	entering into new markets and introducing new solutions;

•	continuing to revise proprietary credit decisioning and scoring models;

•	continuing to develop, maintain and scale platform;

•	effectively using limited personnel and technology resources;

•	maintaining the security of platform and the confidentiality of the information (including personally identifiable information) provided and utilized across platform; and

•	attracting, integrating and retaining an appropriate number of qualified employees.

Open Lending may not be able to manage expanding operations effectively, and any failure to do so could adversely affect the ability to generate revenue and control expenses.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

If Open Lending experiences negative publicity, it may lose the confidence of automotive lenders and insurance carriers who use or partner with the LPP and Open Lending’s business may suffer.

Reputational risk, or the risk to negative publicity or public opinion, is inherent to Open Lending’s business. Recently, consumer financial services companies have experienced increased reputational harm as consumers and regulators take issue with certain of their practices and judgments, including, for example, fair lending, credit reporting accuracy, lending to members of the military, state licensing (for lenders, servicers and money transmitters) and debt collection. Given that Open Lending’s primary clients are automotive lenders in the customer financial services space, any reputational risk associated with clients is in turn attributable to Open Lending. Maintaining a positive reputation is critical to Open Lending’s ability to attract and retain existing and new automotive lenders, insurance carriers, investors and employees. Negative public opinion can arise from many sources, including actual or alleged misconduct, errors or improper business practices by employees, automotive lenders, insurance carriers, automobile dealers, outsourced service providers or other counterparties; litigation or regulatory actions; failure by Open Lending, automotive lenders, or automobile dealers to meet minimum standards of service and quality; inadequate protection of consumer information; failure of automotive lenders to adhere to the terms of their LPP agreements or other contractual arrangements or standards; failure of insurance carriers and Open Lending’s subsidiary, Insurance Administrative Services LLC, to satisfactorily administer claims; compliance failures; and media coverage, whether accurate or not. Negative public opinion can diminish the value of the Open Lending brand and adversely affect Open Lending’s ability to attract and retain automotive lenders and insurance carriers as a result of which Open Lending’s results of operations may be materially harmed and it could be exposed to litigation and regulatory action.

Privacy concerns or security breaches relating to the LPP could result in economic loss, damage Open Lending’s reputation, deter users from using Open Lending products, and expose Open Lending to legal penalties and liability.

Through the use of LPP, Open Lending gathers and stores personally identifiable information on Consumers such as social security numbers, names and addresses. A cybersecurity breach where this information was stolen or made public would result in negative publicity and additional costs to mitigate the damage to customers. While Open Lending has taken reasonable steps to protect such data, techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems, are constantly evolving, and Open Lending may be unable to anticipate such techniques or implement adequate preventative measures to avoid unauthorized access or other adverse impacts to such data or Open Lending systems.

The LPP is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, or other attacks or similar disruptions, any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access of data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in Open Lending’s industry. Functions that facilitate interactivity with other internet platforms could increase the scope of access of hackers to user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of Open Lending products to the satisfaction of Open Lending’s clients and their patients may harm Open Lending’s reputation and Open Lending’s ability to retain existing clients. Although Open Lending has in place systems and processes that are designed to protect data, prevent data loss, disable undesirable accounts and activities and prevent or detect security breaches, Open Lending cannot assure you that such measures will provide absolute security. If an actual or perceived breach of security occurs to Open Lending’s systems or a third party’s systems, Open Lending also could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators.

Changes in market interest rates could have an adverse effect on Open Lending’s business.

The fixed interest rates charged on the loans that automotive lenders originate are calculated based upon market benchmarks at the time of origination. Increases in the market benchmark would result in increases in the interest

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

rates on new loans. Increased interest rates may adversely impact the spending levels of Consumers and their ability and willingness to borrow money. Higher interest rates often lead to higher rates charged to the Consumer, which could negatively impact the ability of automotive lenders to generate volume and in turn, Open Lending’s ability to generate revenues on loans originated using the LPP. Higher interest rates may also increase the payment obligations of Consumers, which may reduce the ability of Consumers to remain current on their obligations to automotive lenders and, therefore, lead to increased delinquencies, defaults, Consumer bankruptcies and charge-offs, and decreasing recoveries, all of which could have an adverse effect on Open Lending’s business.

The loss of the services of Open Lending’s senior management could adversely affect Open Lending’s business.

The experience of Open Lending’s senior management is a valuable asset to Open Lending. Open Lending’s management team has significant experience in the consumer loan business, is responsible for many of Open Lending’s core competencies and would be difficult to replace. Competition for senior executives in customer lending industry is intense, and Open Lending may not be able to attract and retain qualified personnel to replace or succeed members of Open Lending’s senior management team or other key personnel. Failure to retain talented senior leadership could have a material adverse effect on Open Lending’s business.

Open Lending’s projections are subject to significant risks, assumptions, estimates and uncertainties. As a result, Open Lending’s projected revenues, market share, expenses and profitability may differ materially from our expectations.

Open Lending operates in a rapidly changing and competitive industry and Open Lending’s projections will be subject to the risks and assumptions made by management with respect to its industry. Operating results are difficult to forecast because they generally depend on a number of factors, including the competition Open Lending faces, its ability to attract and retain automotive lenders, the active and effective adoption of the LPP by automotive lenders in originating loans to near-prime and non-prime borrowers, Open Lending’s profit share assumptions and general industry trends. Additionally, as described under “—Open Lending’s revenue is impacted, to a significant extent, by the general economy and the financial performance of automotive lenders,” Open Lending’s business may be affected by reductions in consumer spending from time to time as a result of a number of factors which may be difficult to predict. This may result in decreased revenue levels, and Open Lending may be unable to adopt measures in a timely manner to compensate for any unexpected shortfall in income. This inability could cause Open Lending’s operating results in a given quarter to be higher or lower than expected. If actual results differ from Open Lending’s estimates, analysts may negatively react and our stock price could be materially impacted.

Open Lending’s vendor relationships subject Open Lending to a variety of risks, and the failure of third parties to comply with legal or regulatory requirements or to provide various services that are important to Open Lending’s operations could have an adverse effect on its business.

Open Lending has significant vendors that, among other things, provide Open Lending with financial, technology, insurance and other services to support its loan protection services, including access to credit reports and information. Under various legal theories and contractual requirements, companies may be held responsible for the actions of their subcontractors. Accordingly, Open Lending could be adversely impacted to the extent that Open Lending’s vendors fail to comply with the legal requirements applicable to the particular products or services being offered.

In some cases, third-party vendors, including resellers and aggregators, are the sole source, or one of a limited number of sources, of the services they provide to Open Lending. Certain of Open Lending’s vendor agreements are terminable on little or no notice, and if current vendors were to stop providing services to Open Lending on acceptable terms, Open Lending may be unable to procure alternatives from other vendors in a timely and

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

efficient manner and on acceptable terms (or at all). For example, Open Lending currently utilizes a single vendor to provide all consumer credit reports that insurance carriers use for insurance underwriting. If this vendor were to stop providing consumer credit report services to Open Lending on acceptable terms, Open Lending would need to procure alternative consumer credit reporting services from another third-party provider in a timely and efficient manner and on acceptable terms. If any third-party vendor fails to provide the services Open Lending requires, fails to meet contractual requirements (including compliance with applicable laws and regulations), fails to maintain adequate data privacy and electronic security systems, or suffers a cyber-attack or other security breach, Open Lending could be subject to regulatory enforcement actions and suffer economic and reputational harm that could have a material adverse effect on Open Lending’s business. Further, Open Lending may incur significant costs to resolve any such disruptions in service, which could adversely affect Open Lending’s business.

Litigation, regulatory actions and compliance issues could subject Open Lending to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

Open Lending’s business is subject to increased risks of litigation and regulatory actions as a result of a number of factors and from various sources, including as a result of the highly regulated nature of the financial services industry, insurance carriers and the focus of state and federal enforcement agencies on the financial services industry and insurance carriers.

From time to time, Open Lending is also involved in, or the subject of, reviews, requests for information, investigations and proceedings (both formal and informal) by state and federal governmental agencies, including insurance regulators and the Department of Insurance of many states, regarding Open Lending’s business activities and Open Lending’s qualifications to conduct its business in certain jurisdictions, which could subject Open Lending to significant fines, penalties, obligations to change its business practices and other requirements resulting in increased expenses and diminished earnings. Open Lending’s involvement in any such matter also could cause significant harm to its reputation and divert management attention from the operation of its business, even if the matters are ultimately determined in Open Lending’s favor. Moreover, any settlement, or any consent order or adverse judgment in connection with any formal or informal proceeding or investigation by a government agency, may prompt litigation or additional investigations or proceedings as other litigants or other government agencies begin independent reviews of the same activities.

In addition, a number of participants in the consumer finance industry have been the subject of putative class action lawsuits; state attorney general actions and other state regulatory actions; federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices; violations of state licensing and lending laws, including state usury laws; actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases; and allegations of noncompliance with various state and federal laws and regulations relating to originating and servicing consumer finance loans. The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in significant operational and compliance costs and may prevent Open Lending from providing certain products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how Open Lending conducts its business and, in turn, have a material adverse effect on its business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine for each violation of the statute, which, particularly in the case of class action lawsuits, could result in damages substantially in excess of the amounts Open Lending earned from the underlying activities. Similar risks exist for insurance producing and claims administration services, which are highly regulated.

In addition, from time to time, through Open Lending’s operational and compliance controls, Open Lending identifies compliance issues that require it to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted customers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of customers impacted, and also could generate litigation or regulatory investigations that subject Open Lending to additional risk.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Fraudulent activity could negatively impact the Open Lending business and could cause automotive lenders to be less willing to originate loans or insurance carriers to be less willing to underwrite policies as part of the Lenders Protection Program.

Fraud is prevalent in the financial services industry and is likely to increase as perpetrators become more sophisticated. Open Lending is subject to the risk of fraudulent activity with respect to the underwriting policies of insurance carriers, automotive lenders, their customers and third parties handling customer information. Open Lending’s resources, technologies and fraud prevention tools may be insufficient to accurately detect and prevent fraud. The level of Open Lending’s fraud charge-offs could increase and results of operations could be materially adversely affected if fraudulent activity were to significantly increase. High profile fraudulent activity also could negatively impact the Open Lending brand and reputation, which could negatively impact the use of Open Lending’s services and products. In addition, significant increases in fraudulent activity could lead to regulatory intervention, which could increase Open Lending’s costs and also negatively impact its business.

Cyber-attacks and other security breaches could have an adverse effect on Open Lending’s business.

In the normal course of Open Lending’s business, Open Lending collects, processes and retains sensitive and confidential information regarding automotive lenders, insurance carriers and Consumers. Open Lending also has arrangements in place with certain third-party service providers that require Open Lending to share Consumer information. Although Open Lending devotes significant resources and management focus to ensuring the integrity of its systems through information security and business continuity programs, the Open Lending facilities and systems, and those of automotive lenders, insurance carriers and third-party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, and other similar events. Open Lending, automotive lenders, insurance carriers and third-party service providers have experienced all of these events in the past and expect to continue to experience them in the future. Open Lending also faces security threats from malicious third parties that could obtain unauthorized access to Open Lending systems and networks, which threats it anticipates will continue to grow in scope and complexity over time. These events could interrupt the Open Lending business or operations, result in significant legal and financial exposure, supervisory liability, damage to its reputation and a loss of confidence in the security of Open Lending’s systems, products and services. Although the impact to date from these events has not had a material adverse effect on Open Lending, no assurance is given that this will be the case in the future.

Information security risks in the financial services industry have increased recently, in part because of new technologies, the use of the internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized criminals, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks and other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks that are designed to disrupt key business services, such as consumer-facing websites. Open Lending and automotive lenders may not be able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. Open Lending employs detection and response mechanisms designed to contain and mitigate security incidents. Nonetheless, early detection efforts may be thwarted by sophisticated attacks and malware designed to avoid detection. Open Lending also may fail to detect the existence of a security breach related to the information of automotive lenders, insurance carriers and Consumers that Open Lending retains as part of its business and may be unable to prevent unauthorized access to that information.

Open Lending also faces risks related to cyber-attacks and other security breaches that typically involve the transmission of sensitive information regarding borrowers through various third parties, including automotive lenders, insurance carriers and data processors. Some of these parties have in the past been the target of security breaches and cyber-attacks. Because Open Lending does not control these third parties or oversee the security of their systems, future security breaches or cyber-attacks affecting any of these third parties could impact Open

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Lending through no fault of its own, and in some cases Open Lending may have exposure and suffer losses for breaches or attacks relating to them. While Open Lending regularly conducts security assessments of significant third-party service providers, no assurance is given that Open Lending’s third-party information security protocols are sufficient to withstand a cyber-attack or other security breach.

The access by unauthorized persons to, or the improper disclosure by Open Lending of, confidential information regarding LPP customers or Open Lending’s proprietary information, software, methodologies and business secrets could interrupt the Open Lending business or operations, result in significant legal and financial exposure, supervisory liability, damage to its reputation or a loss of confidence in the security of Open Lending’s systems, products and services, all of which could have a material adverse impact on Open Lending’s business. In addition, there recently have been a number of well-publicized attacks or breaches affecting companies in the financial services industry that have heightened concern by consumers, which could also intensify regulatory focus, cause users to lose trust in the security of the industry in general and result in reduced use of Open Lending services and increased costs, all of which could also have a material adverse effect on the Open Lending business.

Disruptions in the operation of Open Lending’s computer systems and third-party data centers could have an adverse effect on the Open Lending business.

Open Lending’s ability to deliver products and services to automotive lenders, service loans made by automotive lenders and otherwise operate Open Lending’s business and comply with applicable laws depends on the efficient and uninterrupted operation of the Open Lending computer systems and third-party data centers, as well as those of automotive lenders and third-party service providers.

These computer systems and third-party data centers may encounter service interruptions at any time due to system or software failure, natural disasters, severe weather conditions, health pandemics, terrorist attacks, cyber-attacks or other events. Any of such catastrophes could have a negative effect on the Open Lending business and technology infrastructure (including its computer network systems), on automotive lenders and insurance carriers and on Consumers. Catastrophic events also could prevent or make it more difficult for Consumers to travel to automobile dealers’ locations to shop, thereby negatively impacting Consumer spending in the affected regions (or in severe cases, nationally), and could interrupt or disable local or national communications networks, including the payment systems network, which could prevent Consumers from making purchases or payments (temporarily or over an extended period). These events also could impair the ability of third parties to provide critical services to Open Lending. All of these adverse effects of catastrophic events could result in a decrease in the use of Open Lending’s solution and payments to Open Lending, which could have a material adverse effect on the Open Lending business.

In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may cause service interruptions, transaction processing errors or system conversion delays and may cause Open Lending to fail to comply with applicable laws, all of which could have a material adverse effect on the Open Lending business. Open Lending expects that new technologies and business processes applicable to the consumer financial services industry will continue to emerge and that these new technologies and business processes may be better than those Open Lending currently uses. There is no assurance that Open Lending will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. A failure to maintain and/or improve current technology and business processes could cause disruptions in Open Lending’s operations or cause its solution to be less competitive, all of which could have a material adverse effect on its business.

If the underwriting models Open Lending uses contain errors or are otherwise ineffective, Open Lending’s reputation and relationships with automotive lenders and insurance carriers could be harmed.

Open Lending’s ability to attract automotive lenders to LPP is significantly dependent on Open Lending’s ability to effectively evaluate a Consumer’s credit profile and likelihood of default and potential loss in accordance with

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

automotive lenders’ and insurance carriers’ underwriting policies. Open Lending’s business depends significantly on the accuracy and success of its underwriting model. To conduct this evaluation, Open Lending uses proprietary credit decisioning and scoring models. If any of the credit decisioning and scoring models Open Lending uses contains programming or other errors, is ineffective or the data provided by Consumers or third parties is incorrect or stale, or if Open Lending is unable to obtain accurate data from Consumers or third parties (such as credit reporting agencies), the Open Lending loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans. This could damage Open Lending’s reputation and relationships with automotive lenders and insurance carriers, which could have a material adverse effect on the Open Lending business.

Open Lending depends on the accuracy and completeness of information about Consumers, and any misrepresented information could adversely affect Open Lending’s business.

In evaluating loan applicants, Open Lending relies on information furnished to Open Lending by or on behalf of Consumers, including credit, identification, employment and other relevant information. Some of the information regarding Consumers provided to Open Lending is used in its proprietary credit decisioning and scoring models, which Open Lending uses to determine whether an application meets the applicable underwriting criteria. Open Lending relies on the accuracy and completeness of that information.

Not all Consumer information is independently verified. As a result, Open Lending relies on the accuracy and completeness of the information provided by Consumers or indirectly by automotive lenders. If any of the information that is considered in the loan review process is inaccurate, whether intentional or not, and such inaccuracy is not detected prior to loan funding, the loan may have a greater risk of default than expected. Additionally, there is a risk that, following the date of the credit report that Open Lending obtains and reviews, a Consumer may have defaulted on, or become delinquent in the payment of, a pre-existing debt obligation, taken on additional debt, lost his or her job or other sources of income, or experienced other adverse financial events. Any significant increase in inaccuracies or resulting increases in losses would adversely affect Open Lending’s business.

Open Lending relies extensively on models in managing many aspects of Open Lending business. Any inaccuracies or errors in Open Lending’s models could have an adverse effect on the Open Lending business.

In assisting automotive lenders with the design of the products that are offered on LPP, Open Lending makes assumptions about various matters, including repayment timing and default rates, and then utilizes proprietary underwriting modeling to analyze and forecast the performance and profitability of the loans. Open Lending’s assumptions may be inaccurate and models may not be as predictive as expected for many reasons, including that they often involve matters that are inherently difficult to predict and beyond Open Lending’s control (e.g., macroeconomic conditions) and that they often involve complex interactions between a number of dependent and independent variables and factors. Any significant inaccuracies or errors in assumptions could impact the profitability of the products to automotive lenders, as well as the profitability of Open Lending’s business, and could result in Open Lending’s underestimating potential losses and overstating potential automotive lender returns.

If assumptions or estimates Open Lending uses in preparing financial statements are incorrect or are required to change, Open Lending’s reported results of operations and financial condition may be adversely affected.

Open Lending is required to make various assumptions and estimates in preparing its financial statements under GAAP, including for purposes of determining finance charge reversals, share-based compensation, asset impairment, reserves related to litigation and other legal matters, and other regulatory exposures and the amounts recorded for certain contractual payments to be paid to, or received from, Open Lending’s merchants and others under contractual arrangements. In addition, significant assumptions and estimates are involved in determining certain disclosures required under GAAP, including those involving fair value measurements. If the assumptions

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

or estimates underlying Open Lending’s financial statements are incorrect, the actual amounts realized on transactions and balances subject to those estimates will be different, which could have a material adverse effect on Open Lending’s business.

The consumer lending industry is highly competitive and is likely to become more competitive, and Open Lending’s inability to compete successfully or maintain or improve Open Lending’s market share and margins could adversely affect its business.

Open Lending’s success depends on Open Lending’s ability to generate usage of LPP. The consumer lending industry is highly competitive and increasingly dynamic as emerging technologies continue to enter the marketplace. Technological advances and heightened e-commerce activities have increased consumers’ accessibility to products and services, which has intensified the desirability of offering loans to consumers through digital-based solutions. Open Lending faces competition in areas such as compliance capabilities, financing terms, promotional offerings, fees, approval rates, speed and simplicity of loan origination, ease-of-use, marketing expertise, service levels, products and services, technological capabilities and integration, customer service, brand and reputation. Open Lending’s existing and potential competitors may decide to modify their pricing and business models to compete more directly with Open Lending’s model. Any reduction in usage of LPP, or a reduction in the lifetime profitability of loans under LPP in an effort to attract or retain business, could reduce Open Lending’s revenues and earnings. If Open Lending is unable to compete effectively for customer usage, its business could be materially adversely affected.

Open Lending’s revenue is impacted, to a significant extent, by the general economy and the financial performance of automotive lenders.

Open Lending’s business, the consumer financial services industry and automotive lenders’ businesses are sensitive to macroeconomic conditions. Economic factors such as interest rates, changes in monetary and related policies, market volatility, consumer confidence and unemployment rates are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified borrowers to take out loans. Such conditions are also likely to affect the ability and willingness of borrowers to pay amounts owed to automotive lenders, each of which would have a material adverse effect on its business.

General economic conditions and the willingness of lenders to deploy capital impacts Open Lending’s performance. The generation of new loans through LPP, and the transaction fees and other fee income to Open Lending associated with such loans, is dependent upon sales of automobiles by dealers. Dealers’ sales may decrease or fail to increase as a result of factors outside of their control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular automobile dealer, industry vertical or region. Weak economic conditions also could extend the length of dealers’ sales cycle and cause customers to delay making (or not make) purchases of automobiles. The decline of sales by dealers for any reason will generally result in lower credit sales and, therefore, lower loan volume and associated fee income for automotive lenders, and therefore, for us. This risk is particularly acute with respect to the largest automobile dealers associated with automotive lenders that account for a significant amount of Open Lending platform revenue.

In addition, if an automobile dealer or automotive lender closes some or all of its locations or becomes subject to a voluntary or involuntary bankruptcy proceeding (or if there is a perception that it may become subject to a bankruptcy proceeding), LPP borrowers may have less incentive to pay their outstanding balances to automotive lenders, which could result in higher charge-off rates than anticipated.

Weakening economic conditions, in particular increases in unemployment, will lead to increased defaults and insurance claim payments, resulting in higher losses for insurance carriers. Increased claim payments may affect the willingness of insurance carriers to provide default insurance. In the event insurer losses cause one of

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

insurance carriers to cease providing insurance, it would have a material adverse effect on Open Lending operations and financial results.

Because Open Lending’s business is heavily concentrated on consumer lending in the U.S. automobile industry, Open Lending’s results are more susceptible to fluctuations in that market than the results of a more diversified company would be.

Open Lending’s business currently is concentrated on supporting consumer lending in the U.S. automobile industry. As a result, Open Lending is more susceptible to fluctuations and risks particular to U.S. consumer credit than a more diversified company would be as well as to factors that may drive the demand for automobiles, such as sales levels of new automobiles and the aging of existing inventory. Open Lending is also more susceptible to the risks of increased regulations and legal and other regulatory actions that are targeted at consumer credit, the specific consumer credit products that automotive lenders offer (including promotional financing). Open Lending’s business concentration could have an adverse effect on its business.

Open Lending is, and intends in the future to continue, expanding into relationships with new lending partners, including the OEM Captive space, and Open Lending’s failure to comply with applicable regulations, or accurately predict demand or growth, in those new industries could have an adverse effect on its business.

Open Lending recently expanded into and is penetrating the OEM Captive space. Open Lending believes that all automobile manufacturers have an OEM Captive or related party finance company relationship. One of the primary goals of an OEM Captive is to support automobile sales of the dealers, particularly with respect to new vehicle sales. Open Lending believes that the OEM Captive is generally the preferred lender of the OEM dealer network. Relative to traditional credit union and bank automotive lenders, OEM Captives represent a larger loan volume and therefore, larger revenue opportunity for Open Lending. Open Lending makes no assurance that it will achieve similar levels of success, if any, with OEM Captives as with other credit unions and regional automotive lenders, and may face unanticipated challenges in its ability to offer LPP to OEM Captives. In addition, the OEM Captive space is highly regulated and Open Lending, OEM Captives and other automotive lenders, as applicable, are subject to substantial regulatory requirements, including privacy laws. Open Lending has limited experience in managing these risks and the compliance requirements attendant to such regulatory requirements. The costs of compliance and any failure by Open Lending, OEM Captives or other automotive lenders, as applicable, to comply with such regulatory requirements could have a material adverse effect on Open Lending’s business. Any failure by Open Lending to grow its relationships with these new lending partners could have a materially adverse impact on its business.

Open Lending may in the future expand to new industry verticals outside of the automotive industry, and failure to comply with applicable regulations, or accurately predict demand or growth, in those new industries could have an adverse effect on the Open Lending business.

Open Lending may in the future further expand into other industry verticals. There is no assurance that Open Lending will be able to successfully develop consumer financing products and services for these new industries. Open Lending’s investment of resources to develop consumer financing products and services for the new industries it enters may either be insufficient or result in expenses that are excessive in light of loans actually originated by lenders in those industries. Additionally, Open Lending’s nearly 20 years of experience is in the automotive lending industry and therefore, industry participants in new industry verticals may not be receptive to its financing solutions and Open Lending may face competitors with more experience and resources. The borrower profile of Consumers in new verticals may not be as attractive, in terms of average FICO scores or other attributes, as in current verticals, which may lead to higher levels of delinquencies or defaults than Open Lending has historically experienced. Industries change rapidly, and Open Lending makes no assurance that it will be able to accurately forecast demand (or the lack thereof) for a solution or that those industries will be receptive to Open Lending’s product offerings. Failure to predict demand or growth accurately in new industries could have a materially adverse impact on Open Lending’s business.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Open Lending’s business would suffer if it fails to attract and retain highly skilled employees.

Open Lending’s future success will depend on its ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of its organization, particularly information technology and sales. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which Open Lending competes for experienced employees have greater resources than Open Lending and may be able to offer more attractive terms of employment. In addition, Open Lending invests significant time and expense in training employees, which increases their value to competitors that may seek to recruit them. Open Lending may not be able to attract, develop and maintain the skilled workforce necessary to operate its business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel, which will negatively impact Open Lending’s business.

The Credit Agreement that governs Open Lending’s term loan contains various covenants that could limit its ability to engage in activities that may be in Open Lending’s best long-term interests.

Open Lending has a term loan outstanding in the original principal amount of $170,000,000 (the “Term Loan”) that was incurred under that certain Credit Agreement, dated as of March 11, 2020, among Open Lending, UBS AG, Stamford Branch, as administrative agent, the lenders from time to time party thereto and the other parties thereto, as amended (the “Credit Agreement”). A portion of the proceeds of the Term Loan were used to, among other things, finance a distribution to its equity investors prior to the consummation of the Business Combination. The Term Loan bears interest at a variable rate of LIBOR plus 6.50% (subject to a LIBOR floor of 1%) or the base rate plus 5.50%. The obligations of Open Lending under the Credit Agreement are guaranteed by all of its subsidiaries and secured by substantially all of the assets of Open Lending and its subsidiaries, in each case, subject to certain customary exceptions. The Term Loan has a maturity date of March 11, 2027. Subject to the terms and conditions set forth in the Credit Agreement, Open Lending may be required to make certain mandatory prepayments prior to maturity. Voluntary prepayments and certain mandatory prepayments may be subject to certain prepayment premiums in the first 2 years after the date thereof.

The Credit Agreement contains affirmative and negative covenants customarily applicable to senior secured credit facilities, including, among other things, customary limitations on the incurrence of indebtedness and liens; certain intercompany transactions; and other investments, dispositions of assets, issuances and redemptions of certain units, repayment of other indebtedness, and payment of dividends. The Credit Agreement also contains a maximum total net leverage ratio financial covenant that is tested quarterly and calculated based on the ratio of Open Lending’s adjusted EBITDA to funded indebtedness. The maximum total net leverage ratio begins at 4.75 to 1 and then gradually decreases from year-to-year down to 2.5 to 1.0 on or after June 30, 2026. The Credit Agreement also contains customary events of default (subject to thresholds and grace periods), including payment default, covenant default, cross default to other material indebtedness, and judgment defaults.

Open Lending’s ability to comply with these covenants may be affected by events beyond its control, such as market fluctuations impacting net income. Breaches of these covenants will result in a default under the Credit Agreement, subject to any applicable cure rights, in which case the administrative agent may accelerate the outstanding Term Loan.

If such acceleration under the Credit Agreement occurs, Open Lending’s ability to fund its operations could be seriously harmed.

Open Lending may be unable to sufficiently protect its proprietary rights and may encounter disputes from time to time relating to its use of the intellectual property of third parties.

Open Lending relies on a combination of trademarks, service marks, copyrights, trade secrets, domain names and agreements with employees and third parties to protect its proprietary rights. Open Lending has service mark registrations in the United States. Open Lending also owns the domain name rights for Openlending.com,

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Openlending.net, Openlending.us, Dev-openlending.com, Lendersprotection.org, Lendersprotection.us, Len-pro.org, Lend-pro.us, Lend-pro.net, Lendpro.net, Lendpro.org, Lendpro.us, Lend-pro.com, Lendersprotection.com, Dynamicdecisioning.com, Dynamicdecisioning.net, Lendersdecision.com, Lendersdecision.net, Lend-analytics.com, Lend-analytics.net, Lendanalytics.com, Lendanalytics.net, Olanalytics.com, Olanalytics.net, Sayyestomoreloans.com, Sayyestomoreloans.net, as well as other words and phrases important to the Open Lending business. Nonetheless, third parties may challenge, invalidate or circumvent Open Lending’s intellectual property, and Open Lending’s intellectual property may not be sufficient to provide it with a competitive advantage.

Despite Open Lending’s efforts to protect these rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of its technology and processes. Open Lending’s competitors and other third parties independently may design around or develop similar technology or otherwise duplicate Open Lending’s services or products such that Open Lending could not assert its intellectual property rights against them. In addition, Open Lending’s contractual arrangements may not effectively prevent disclosure of its intellectual property and confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. Measures in place may not prevent misappropriation or infringement of Open Lending’s intellectual property or proprietary information and the resulting loss of competitive advantage, and Open Lending may be required to litigate to protect its intellectual property and proprietary information from misappropriation or infringement by others, which is expensive and could cause a diversion of resources and may not be successful.

Open Lending also may encounter disputes from time to time concerning intellectual property rights of others, and it may not prevail in these disputes. Third parties may raise claims against Open Lending alleging that Open Lending, or consultants or other third parties retained or indemnified by Open Lending, infringe on their intellectual property rights. Some third-party intellectual property rights may be extremely broad, and it may not be possible for Open Lending to conduct its operations in such a way as to avoid all alleged violations of such intellectual property rights. Given the complex, rapidly changing and competitive technological and business environment in which Open Lending operates, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against Open Lending may cause Open Lending to spend significant amounts to defend the claim (even if Open Lending ultimately prevails), pay significant monetary damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), cease offering certain products or services, or incur significant license, royalty or technology development expenses.

Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies such as Open Lending’s. Even in instances where Open Lending believes that claims and allegations of intellectual property infringement against it are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of Open Lending’s management and employees. In addition, although in some cases a third party may have agreed to indemnify Open Lending for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, insurance may not cover potential claims of this type adequately or at all, and Open Lending may be required to pay monetary damages, which may be significant.

Open Lending’s risk management processes and procedures may not be effective.

Open Lending’s risk management processes and procedures seek to appropriately balance risk and return and mitigate risks. Open Lending has established processes and procedures intended to identify, measure, monitor and control the types of risk to which Open Lending and automotive lenders are subject, including credit risk, market risk, liquidity risk, strategic risk and operational risk. Credit risk is the risk of loss that arises when an obligor fails to meet the terms of an obligation. Market risk is the risk of loss due to changes in external market factors such as interest rates. Liquidity risk is the risk that financial conditions or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet obligations and support business growth.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (e.g., natural disasters), compliance, reputational or legal matters and includes those risks as they relate directly to Open Lending as well as to third parties with whom Open Lending contracts or otherwise does business.

Management of Open Lending risks depends, in part, upon the use of analytical and forecasting models. If these models are ineffective at predicting future losses or are otherwise inadequate, Open Lending may incur unexpected losses or otherwise be adversely affected. In addition, the information Open Lending uses in managing its credit and other risks may be inaccurate or incomplete as a result of error or fraud, both of which may be difficult to detect and avoid. There also may be risks that exist, or that develop in the future, that Open Lending has not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If Open Lending’s risk management framework does not effectively identify and control its risks, Open Lending could suffer unexpected losses or be adversely affected, which could have a material adverse effect on its business.

Some aspects of Open Lending’s platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect its business.

Aspects of Open Lending’s platform include software covered by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on Open Lending’s platform. If portions of Open Lending’s proprietary software are determined to be subject to an open source license, Open Lending could be required to publicly release the affected portions of its source code, re-engineer all or a portion of its technologies or otherwise be limited in the licensing of technologies, each of which could reduce or eliminate the value of Open Lending’s technologies and loan products. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software because open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated and could adversely affect the Open Lending business.

To the extent that Open Lending seeks to grow through future acquisitions, or other strategic investments or alliances, Open Lending may not be able to do so effectively.

Open Lending may in the future seek to grow its business by exploring potential acquisitions or other strategic investments or alliances. Open Lending may not be successful in identifying businesses or opportunities that meet its acquisition or expansion criteria. In addition, even if a potential acquisition target or other strategic investment is identified, Open Lending may not be successful in completing such acquisition or integrating such new business or other investment. Open Lending may face significant competition for acquisition and other strategic investment opportunities from other well-capitalized companies, many of which have greater financial resources and greater access to debt and equity capital to secure and complete acquisitions or other strategic investments, than Open Lending. As a result of such competition, Open Lending may be unable to acquire certain assets or businesses, or take advantage of other strategic investment opportunities that Open Lending deems attractive; the purchase price for a given strategic opportunity may be significantly elevated; or certain other terms or circumstances may be substantially more onerous. Any delay or failure on Open Lending’s part to identify, negotiate, finance on favorable terms, consummate and integrate any such acquisition, or other strategic investment opportunity could impede Open Lending’s growth.

There is no assurance that Open Lending will be able to manage its expanding operations, including from acquisitions, investments or alliances, effectively or that it will be able to continue to grow, and any failure to do so could adversely affect its ability to generate revenue and control its expenses. Furthermore, Open Lending may be responsible for any legacy liabilities of businesses it acquires or be subject to additional liability in

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

connection with other strategic investments. The existence or amount of these liabilities may not be known at the time of acquisition, or other strategic investment, and may have a material adverse effect on Open Lending’s business.

The effect of comprehensive U.S. tax reform legislation or challenges to Open Lending’s tax positions could adversely affect its business.

Open Lending operates in multiple jurisdictions and is subject to tax laws and regulations of the United States federal, state and local governments. United States federal, state and local tax laws and regulations are complex and subject to varying interpretations. There is no assurance that Open Lending’s tax positions will not be successfully challenged by relevant tax authorities.

In addition, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act (H.R. 1) (the “Tax Act”). Among a number of significant changes to the U.S. federal income tax rules, the Tax Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, and shifts the United States toward a more territorial tax system. While Open Lending’s analysis of the Tax Act’s impact on cash tax liability and financial condition has not identified any overall material adverse effect, Open Lending is still evaluating the effects of the Tax Act and there are a number of uncertainties and ambiguities as to the interpretation and application of many of the provisions in the Tax Act. In the absence of guidance on these issues, Open Lending will use what it believes are reasonable interpretations and assumptions in interpreting and applying the Tax Act for purposes of determining its cash tax liabilities and results of operations, which may change as it receives additional clarification and implementation guidance and as the interpretation of the Tax Act evolves over time. It is possible that the Internal Revenue Service (the “IRS”) could issue subsequent guidance or take positions on audit that differ from the interpretations and assumptions that Open Lending previously made, which could have a material adverse effect on its cash tax liabilities, results of operations and financial condition, or an indirect effect on its business through its impact on automotive lenders, merchants and consumers. You are urged to consult your tax adviser regarding the implications of the Tax Act.

Future changes in financial accounting standards may significantly change Open Lending’s reported results of operations.

GAAP is subject to standard setting or interpretation by the Financial Accounting Standards Board, FASB, the PCAOB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on Open Lending’s reported financial results and could affect the reporting of transactions completed before the announcement of a change.

Additionally, Open Lending’s assumptions, estimates and judgments related to complex accounting matters could significantly affect its financial results. GAAP and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to its business, including revenue recognition, finance charge reversals, and share-based compensation, are highly complex and involve subjective assumptions, estimates and judgments by Open Lending. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by Open Lending could require Open Lending to make changes to its accounting systems that could increase its operating costs and significantly change its reported or expected financial performance.

Risks Related to Open Lending’s Regulatory Environment

Open Lending is subject to federal and state consumer protection laws.

In connection with administration of LPP, Open Lending must comply with various regulatory regimes, including those applicable to consumer credit transactions, various aspects of which are untested as applied to

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Open Lending’s business model. Insurance producing and claims administration services subject Open Lending to state regulation on a 50-state basis. The complex regulatory environment of the credit and insurance industries are subject to constant change and modification. While changes to statutes and promulgating new regulations may take a substantial amount of time, issuing regulatory guidance with the force of law in the form of opinions, bulletins, and notices can occur quickly. Also, consumer credit and insurance regulators often initiate inquiries into market participants, which can lead to investigations and, ultimately, enforcement actions. As a result, Open Lending is subject to a constantly evolving regulatory environment that is difficult to predict, which may affect Open Lending’s business. The laws to which Open Lending directly or its services by contract are or may be subject directly or indirectly include:

•	state laws and regulations that impose requirements related to loan disclosures and terms, credit discrimination, and unfair or deceptive business practices;

•

the Truth-in-Lending Act, and its implementing Regulation Z, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions;

•

Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), which prohibits unfair, deceptive, or abusive acts or practices (“UDAAP”), in connection with any consumer financial product or service;

•

the Equal Credit Opportunity Act, and its implementing Regulation B, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law;

•

the Fair Credit Reporting Act (“FCRA”), and its implementing Regulation V, as amended by the Fair and Accurate Credit Transactions Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies;

•

the Fair Debt Collection Practices Act, and its implementing Regulation F, the Telephone Consumer Protection Act, as well as state debt collection laws, all of which provide guidelines and limitations concerning the conduct of debt collectors in connection with the collection of consumer debts;

•	the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

•

the Gramm-Leach-Bliley Act (“GLBA”), and the California Consumer Protection Act, which include limitations on the disclosure of nonpublic personal information by financial institutions about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other privacy laws and regulations;

•

the rules and regulations promulgated by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the National Credit Union Administration, as well as state banking regulators;

•

the Servicemembers Civil Relief Act, which allows active duty military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties;

•

the Electronic Fund Transfer Act, and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts;

•

the Electronic Signatures in Global and National Commerce Act, and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures; and

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures.

While Open Lending has developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance is given that its compliance policies and procedures will be effective. Failure to comply with these laws and with regulatory requirements applicable to Open Lending’s business could subject it to damages, revocation of licenses, class action lawsuits, administrative enforcement actions, and civil and criminal liability, which may harm Open Lending’s business.

Open Lending’s industry is highly regulated and is undergoing regulatory transformation, which results in inherent uncertainty. Changing federal, state, and local laws, as well as changing regulatory enforcement policies and priorities, may negatively impact Open Lending’s business.

In connection with Open Lending’s administration of LPP, Open Lending is subject to extensive regulation, supervision and examination under United States federal and state laws and regulations. Open Lending is required to comply with numerous federal, state, and local laws and regulations that regulate, among other things, the manner in which Open Lending administers LPP, the terms of the loans that automotive lenders originate, the products of insurance carriers, production of those products, insurance claims administration, and the fees that Open Lending may charge. Any failure to comply with any of these laws or regulations could subject Open Lending to lawsuits or governmental actions and/or damage Open Lending’s reputation, which could materially and adversely affect Open Lending’s business. Regulators have broad discretion with respect to the interpretation, implementation, and enforcement of these laws and regulations, including through enforcement actions that could subject Open Lending to civil money penalties, customer remediations, increased compliance costs, and limits or prohibitions on Open Lending’s ability to offer certain products or services or to engage in certain activities. In addition, to the extent that Open Lending undertakes actions requiring regulatory approval or non-objection, regulators may make their approval or non-objection subject to conditions or restrictions that could have a material adverse effect on its business. Moreover, any competitors subject to different, or in some cases less restrictive, legislative or regulatory regimes may have or obtain a competitive advantage over Open Lending.

Additionally, federal, state, and local governments and regulatory agencies have proposed or enacted numerous new laws, regulations, and rules related to loans. Federal and state consumer credit and insurance regulators are also enforcing existing laws, regulations, and rules more aggressively and enhancing their supervisory expectations regarding the management of legal and regulatory compliance risks. Consumer finance and insurance regulation is constantly changing, and new laws or regulations, or new interpretations of existing laws or regulations, could have a materially adverse impact on Open Lending’s ability to operate as currently intended.

These regulatory changes and uncertainties make Open Lending’s business planning more difficult and could result in changes to its business model and potentially adversely impact its results of operations. New laws or regulations also require Open Lending to incur significant expenses to ensure compliance. As compared to Open Lending’s competitors, Open Lending could be subject to more stringent state or local regulations or could incur marginally greater compliance costs as a result of regulatory changes. In addition, Open Lending’s failure to comply (or to ensure that its agents and third-party service providers comply) with these laws or regulations may result in costly litigation or enforcement actions, the penalties for which could include: revocation of licenses; fines and other monetary penalties; civil and criminal liability; substantially reduced payments by borrowers; modification of the original terms of loans, permanent forgiveness of debt, or inability to, directly or indirectly, collect all or a part of the principal of or interest on loans; and increased purchases of receivables underlying loans originated by automotive lenders and indemnification claims.

Proposals to change the statutes affecting financial services companies are frequently introduced in Congress and state legislatures that, if enacted, may affect its operating environment in substantial and unpredictable ways. In

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

addition, numerous federal and state regulators have the authority to promulgate or change regulations that could have a similar effect on Open Lending’s operating environment. Open Lending cannot determine with any degree of certainty whether any such legislative or regulatory proposals will be enacted and, if enacted, the ultimate impact that any such potential legislation or implementing regulations, or any such potential regulatory actions by federal or state regulators, would have upon Open Lending’s business.

With respect to state regulation, although Open Lending seeks to comply with applicable state insurance, insurance brokering, insurance agency regulations, third-party administration company statutes and similar statutes in all U.S. jurisdictions, and with licensing and other requirements that Open Lending believes may be applicable to it, if Open Lending is found to not have complied with applicable laws, Open Lending could lose one or more of its licenses or authorizations or face other sanctions or penalties or be required to obtain a license in one or more such jurisdictions, which may have an adverse effect on Open Lending’s ability to make the LPP available to borrowers in particular states and, thus, adversely impact Open Lending’s business.

Open Lending is also subject to potential enforcement and other actions that may be brought by state attorneys general or other state enforcement authorities and other governmental agencies. Any such actions could subject Open Lending to civil money penalties and fines, customer remediations, and increased compliance costs, damage its reputation and brand and limit or prohibit Open Lending’s ability to offer certain products and services or engage in certain business practices.

New laws, regulations, policy or changes in enforcement of existing laws or regulations applicable to Open Lending’s business, or reexamination of current practices, could adversely impact Open Lending’s profitability, limit its ability to continue existing or pursue new business activities, require it to change certain of its business practices or alter its relationships with LPP customers, affect retention of key personnel, or expose Open Lending to additional costs (including increased compliance costs and/or customer remediation). These changes also may require Open Lending to invest significant resources, and devote significant management attention, to make any necessary changes and could adversely affect its business.

The highly regulated environment in which automotive lenders and insurance carriers operate could have an adverse effect on Open Lending’s business.

Automotive lenders and insurance carriers are subject to federal and/or state supervision and regulation. Federal regulation of the banking or insurance industries, along with tax and accounting laws, regulations, rules, and standards, may limit their operations significantly and control the methods by which they conduct business. In addition, compliance with laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance requirements. For example, the Dodd-Frank Act imposes significant regulatory and compliance obligations on financial institutions. Regulatory requirements affect automotive lenders’ lending and investment practices and insurance carriers’ offerings, among other aspects of their businesses, and restrict transactions between Open Lending and its automotive lenders and insurance carriers. These requirements may constrain the operations of automotive lenders and insurance carriers, and the adoption of new laws and changes to, or repeal of, existing laws may have a further impact on Open Lending’s business.

In choosing whether and how to conduct business with Open Lending, current and prospective automotive lenders and insurance carriers can be expected to take into account the legal, regulatory, and supervisory regimes that apply to them, including potential changes in the application or interpretation of regulatory standards, licensing requirements, or supervisory expectations. Regulators may elect to alter standards or the interpretation of the standards used to measure regulatory compliance or to determine the adequacy of liquidity, certain risk management or other operational practices for financial services companies in a manner that impacts automotive lenders or insurance carriers. Furthermore, the regulatory agencies have extremely broad discretion in their interpretation of the regulations and laws and their interpretation of the quality of automotive lenders’ loan portfolios and other assets. If any regulatory agency’s assessment of the quality of automotive lenders’ assets, operations, lending practices, investment practices or other aspects of their business changes, or those with

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

respect to insurance carriers, it may materially reduce automotive lenders’ or insurance carriers’ earnings, capital ratios and share price in such a way that affects Open Lending’s business.

Bank holding companies, credit unions, financial institutions, automobile lenders, and insurance carriers and producers are extensively regulated and currently face an uncertain regulatory environment. Applicable state and federal laws, regulations and interpretations, including licensing laws and regulations, and enforcement policies and accounting principles have been subject to significant changes in recent years, and may be subject to significant future changes. Open Lending cannot predict with any degree of certainty the substance or effect of pending or future legislation or regulation or the application of laws and regulations to automotive lenders and insurance carriers. Future changes may have a material adverse effect on automotive lenders or insurance carriers and, therefore, on Open Lending.

Open Lending is subject to regulatory examinations and investigations and may incur fines, penalties and increased costs that could negatively impact the Open Lending business.

Federal and state agencies have broad enforcement powers over Open Lending, including powers to investigate Open Lending business practices and broad discretion to deem particular practices unfair, deceptive, abusive or otherwise not in accordance with the law. The continued focus of regulators on the consumer financial services industry has resulted, and could continue to result, in new enforcement actions that could, directly or indirectly, affect the manner in which Open Lending conducts its business and increase the costs of defending and settling any such matters, which could negatively impact its business. In some cases, regardless of fault, it may be less time-consuming or costly to settle these matters, which may require Open Lending to implement certain changes to its business practices, provide remediation to certain individuals or make a settlement payment to a given party or regulatory body. There is no assurance that any future settlements will not have a material adverse effect on Open Lending’s business.

In addition, the laws and regulations applicable to Open Lending are subject to administrative or judicial interpretation. Some of these laws and regulations have been enacted only recently and may not yet have been interpreted or may be interpreted infrequently. As a result of infrequent or sparse interpretations, ambiguities in these laws and regulations may create uncertainty with respect to what type of conduct is permitted or restricted under such laws and regulations. Any ambiguity under a law or regulation to which Open Lending is subject may lead to regulatory investigations, governmental enforcement actions and private causes of action, such as class action lawsuits, with respect to Open Lending’s compliance with such laws or regulations.

The contours of the Dodd-Frank UDAAP standard remain uncertain, and there is a risk that certain features of the Open Lending business could be deemed to be a UDAAP.

The Dodd-Frank Act prohibits UDAAP and authorizes the Consumer Financial Protection Bureau (“CFPB”) to enforce that prohibition. The CFPB has filed a large number of UDAAP enforcement actions against consumer lenders for practices that do not appear to violate other consumer finance statutes. There is a risk that the CFPB could determine that certain features of automotive lender loans are unfair, deceptive or abusive, which could have a material adverse effect on Open Lending’s business.

Regulations relating to privacy, information security, and data protection could increase Open Lending’s costs, affect or limit how Open Lending collects and uses personal information, and adversely affect its business opportunities.

Open Lending is subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and it could be negatively impacted by them. For example, in connection with Open Lending’s administration of LPP, Open Lending is subject to the GLBA and implementing regulations and guidance. Among other things, the GLBA (i) imposes certain limitations on the ability to share consumers’ nonpublic personal information with nonaffiliated third parties and (ii) requires

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

certain disclosures to consumers about their information collection, sharing and security practices and their right to “opt out” of the institution’s disclosure of their personal financial information to nonaffiliated third parties (with certain exceptions).

Furthermore, legislators and/or regulators are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on Open Lending’s current and planned privacy, data protection and information security-related practices; Open Lending’s collection, use, sharing, retention and safeguarding of consumer and/or employee information; and some of Open Lending’s current or planned business activities. This also could increase Open Lending’s costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, information security and data protection laws (including those regarding security breach notification) affecting customer and/or employee data to which Open Lending is subject could result in higher compliance and technology costs and could restrict Open Lending’s ability to provide certain products and services (such as products or services that involve sharing information with third parties or storing sensitive credit card information), which could materially and adversely affect Open Lending’s profitability. Additionally, there is always a danger that regulators can attempt to assert authority over the Open Lending business in the area of privacy, information security and data protection. If Open Lending’s vendors also become subject to laws and regulations in the more stringent and expansive jurisdictions, this could result in increasing costs on Open Lending’s business.

Privacy requirements, including notice and opt-out requirements, under the GLBA and FCRA are enforced by the Federal Trade Commission and by the CFPB through UDAAP and are a standard component of CFPB examinations. State entities also may initiate actions for alleged violations of privacy or security requirements under state law. Open Lending’s failure to comply with privacy, information security and data protection laws could result in potentially significant regulatory investigations and government actions, litigation, fines or sanctions; consumer, automotive lender or merchant actions; and damage to Open Lending’s reputation and brand, all of which could have a material adverse effect on Open Lending’s business.

If Open Lending was found to be operating without having obtained necessary state or local licenses, it could adversely affect its business.

Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activity regarding consumer finance and insurance transactions, including facilitating and assisting such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing for consumer debt collection or servicing. While Open Lending believes it has obtained all necessary licenses, the application of some consumer finance or insurance producer and claims administration licensing laws to LPP is unclear. If Open Lending was found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, it could be subject to fines, damages, injunctive relief (including required modification or discontinuation of Open Lending’s business in certain areas), criminal penalties and other penalties or consequences, and the loans originated through LPP could be rendered void or unenforceable in whole or in part, any of which could have a material adverse effect on Open Lending’s business.

Open Lending may in the future be subject to federal or state regulatory inquiries regarding its business.

From time to time, in the normal course of its business, Open Lending may receive or be subject to, inquiries or investigations by state and federal regulatory agencies and bodies, such as the CFPB, state Attorneys General, state financial regulatory agencies, and other state or federal agencies or bodies regarding LPP, including the origination and servicing of consumer loans, practices by merchants or other third parties, production of insurance policies, administration of insurance claims and licensing, and registration requirements. For example, in the future, Open Lending may enter into regulatory agreements with state agencies regarding issues including automotive lender conduct and oversight and loan pricing. Open Lending also may receive inquiries from state

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

regulatory agencies regarding requirements to obtain licenses from or register with those states, including in states where Open Lending has determined that it is not required to obtain such a license or be registered with the state. Any such inquiries or investigations could involve substantial time and expense to analyze and respond to, could divert management’s attention and other resources from running Open Lending’s business, and could lead to public enforcement actions or lawsuits and fines, penalties, injunctive relief, and the need to obtain additional licenses that it does not currently possess. Open Lending’s involvement in any such matters, whether tangential or otherwise, even if the matters are ultimately determined in Open Lending’s favor, could also cause significant harm to its reputation, lead to additional investigations and enforcement actions from other agencies or litigants, and further divert management attention and resources from the operation of Open Lending’s business. As a result, the outcome of legal and regulatory actions arising out of any state or federal inquiries Open Lending receives could be material to its business, results of operations, financial condition and cash flows and could have a material adverse effect on its business, financial condition or results of operations.

Risks Related to the Business Combination and Integration of Businesses

Open Lending’s management has limited experience in operating a public company.

Open Lending’s executive officers and directors have limited experience in the management of a publicly traded company. Open Lending’s management team may not successfully or effectively manage the ongoing transition to a public company, and the Company will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of Open Lending. It is possible that Open Lending will be required to expand its employee base and hire additional employees to support its operations as a public company which will increase our operating costs in future periods.

We will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

As a public company, we will face increased legal, accounting, administrative and other costs and expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect our reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

We qualify as an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, which could make our securities less attractive to investors and may make it more difficult to compare our performance to the performance of other public companies.

We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, we are eligible for and intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. we will remain an emerging growth company until the earliest of (i) we are deemed to be a large accelerated filer, which occurs, among other things, on the last day of the fiscal year in which the market value of the shares of its common stock that are held by non-affiliates exceeds $700.0 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which we have total annual gross revenue of $1.07 billion or more during such fiscal year, (iii) the date on which we have issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock in our initial public offering. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We may elect not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find our common stock less attractive because we will rely on these exemptions, which may result in a less active trading market for our common stock and its stock price may be more volatile.

We may from time to time be subject to litigation and other claims.

We may from time to time become subject to litigation claims in the operation of our business, including, but not limited to, with respect to employee matters and contract matters. From time to time, we may also face intellectual property infringement, misappropriation, or invalidity/non-infringement claims from third parties, and some of these claims may lead to litigation. We may initiate claims to assert or defend our intellectual property against third parties. Any litigation may be expensive and time-consuming and could divert management’s attention from our business and negatively affect its operating results or financial condition. The outcome of any litigation cannot be guaranteed, and adverse outcomes can affect us negatively.

Our ability to successfully operate the business will be largely dependent upon the efforts of certain of our key personnel. The loss of such key personnel could negatively impact our operations and financial results.

Our ability to successfully operate the business is dependent upon the efforts of certain of our key personnel. It is possible that we will lose some key personnel, the loss of which could negatively impact our operations and profitability. Furthermore, certain of our key personnel of may be unfamiliar with the requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

Our principal stockholders and management control us and their interests may conflict with yours in the future.

Our executive officers and directors and significant stockholders own approximately 37.1% of the outstanding voting stock of the Company at the time of the merger. Each share of our common stock initially entitles its

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

holders to one vote on all matters presented to stockholders generally. Accordingly, those owners, if voting in the same manner, will be able to control the election and removal of our directors and thereby determine corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendments of the certificate of incorporation and bylaws and other significant corporate transactions for so long as they retain significant ownership. This concentration of ownership may delay or deter possible changes in control of Open Lending, which may reduce the value of an investment in our common stock. So long as they continue to own a significant amount of the combined voting power, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control decisions of the Company.

We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

In connection with the closing of the Business Combination, Open Lending entered into the Tax Receivable Agreement with Nebula, the Blocker, the Blocker Holder, and Open Lending. Prior to the closing of the Business Combination, (i) 100% of the interest in Open Lending was held by the Blocker and the Company Unit Sellers, and (ii) 100% of the Blocker was held by the Blocker Holder. The Tax Receivable Agreement generally provides for the payment by Open Lending to the Company Unit Sellers and Blocker Holder, as applicable, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Open Lending actually realizes (or is deemed to realize in certain circumstances) in periods after the closing of the Business Combination as a result of: (i) certain tax attributes of Blocker and/or Open Lending that existed prior to the Business Combination and were attributable to the Blocker; (ii) certain increases in the tax basis of Open Lending’s assets resulting from the Second Merger; (iii) imputed interest deemed to be paid by Open Lending as a result of payments made under the Tax Receivable Agreement; and (iv) certain increases in tax basis resulting from payments under the Tax Receivable Agreement. Open Lending will retain the benefit of the remaining 15% of these cash savings. The amount of the cash payments that Open Lending may be required to make under the Tax Receivable Agreement could be significant and is dependent upon future events and assumptions, including the amount and timing of taxable income Open Lending generates in the future, the U.S. federal income tax rate then applicable and the portion of Open Lending’s payments under the Tax Receivable Agreement that constitute interest or give rise to depreciable or amortizable tax basis. Moreover, payments under the Tax Receivable Agreement will be based on the tax reporting positions that Open Lending determines, which tax reporting positions are subject to challenge by taxing authorities. Open Lending will be dependent on distributions from the Blocker to make payments under the Tax Receivable Agreement, and we cannot guarantee that such distributions will be made in sufficient amounts or at the times needed to enable Open Lending to make its required payments under the Tax Receivable Agreement, or at all. Any payments made by Open Lending to the Company Unit Sellers or Blocker Holder under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to Open Lending. To the extent that Open Lending is unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Nonpayment for a specified period may constitute a breach of a material obligation under the Tax Receivable Agreement, and therefore, may accelerate payments due under the Tax Receivable Agreement. The payments under the Tax Receivable Agreement are also not conditioned upon the Company Unit Sellers or Blocker Holder maintaining a continued ownership interest in us.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that if we breach any of our material obligations under the Tax Receivable Agreement, if we undergo a change of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, to make payments under the Tax Receivable Agreement would accelerate and become immediately due and payable. The amount due and payable in those circumstances is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

future tax benefits that are subject to the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.

As a result of the foregoing, (i) we could be required to make cash payments to the Company Unit Sellers or Blocker Holder that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement, and (ii) we could be required to make a cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control due to the additional transaction costs a potential acquirer may attribute to satisfying such obligations. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

We will not be reimbursed for any payments made to the Company Unit Sellers or Blocker Holder under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

We will not be reimbursed for any cash payments previously made to the Company Unit Sellers or Blocker Holder pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Company Unit Seller or Blocker Holder will be netted against any future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments that we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.

Our amended and restated bylaws designate specific courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claim for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (3) any action asserting a claim pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine, or the Delaware Forum Provision. The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that unless we consent in writing to the selection of an alternative forum, the United States District Court for the Western District of Texas shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

We recognize that the Delaware Forum Provision and the Federal Forum Provision in our amended and restated bylaws may impose additional litigation costs on stockholders in pursuing any such claims, particularly if the

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

stockholders do not reside in or near the State of Delaware or the State of Texas. Additionally, the forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the United States District Court for the Western District of Texas may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.

Risks Related to Our Common Stock

An active trading market for our common stock may not be sustained, which may make it difficult to sell the shares of our common stock you purchase.

An active trading market for our common stock may not be sustained, which would make it difficult for you to sell your shares of our common stock at an attractive price (or at all). The market price of our common stock may decline below your purchase price, and you may not be able to sell your shares of our common stock at or above the price you paid for such shares (or at all).

There can be no assurance that we will be able to comply with the continued listing standards of NASDAQ.

If NASDAQ delists our shares of common stock from trading on its exchange for failure to meet Nasdaq’s listing standards, we and our stockholders could face significant material adverse consequences including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market and political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our results of operations could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly or annual results of operations, additions or departures of key management personnel, the loss of key automotive lenders, changes in our earnings estimates (if provided) or failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or the investment community with respect to us or our industry, adverse announcements by us or others and developments affecting us, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, actions by institutional stockholders, and increases in market interest rates that may lead investors in our shares to demand a higher yield, and in response the market price of shares of our common stock could decrease significantly.

These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. The stock market in general has, from time to time, experienced extreme price and volume fluctuations. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

We expect to issue additional capital stock in the future that will result in dilution to all other stockholders. We expect to grant equity awards to employees, directors, and consultants under our stock incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our common stock to decline.

Sales of a substantial amount of our common stock could cause the price of our securities to fall.

Following this offering, approximately     % of the outstanding shares of our common stock is held by entities affiliated with us and our executive officers and directors. Sales of substantial amounts of our common stock in the public market, or the perception that such sales will occur, could adversely affect the market price of our common stock and make it difficult for us to raise funds through securities offerings in the future. In addition, we, all of our directors, our executive officers and the selling stockholders have each agreed, subject to certain exceptions, to be subject to a 90-day lock-up restriction in connection with this offering. The market price of our common stock may decline when this lock-up restriction lapses.

The exercise of registration rights may adversely affect the market price of our common stock.

In connection with the consummation of the Business Combination, Open Lending, LLC, Open Lending Corporation, Nebula, certain persons and entities holding membership units of Open Lending and certain persons and entities holding                Shares (collectively, the “Holders”) entered into the Investor Rights Agreement. Pursuant to the terms of the Investor Rights Agreement, we are obligated to file a registration statement to register the resale of certain of our securities held by the Holders. In addition, pursuant to the terms of the Investor Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that we file a registration statement on Form S-1, or any similar long-form registration statement, or if available, on Form S-3 to register the shares of our common stock held by such Holders. The Investor Rights Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Investor Rights Agreement further provides for our shares of common stock held by the Holders to be locked-up for 180 days after the closing of the Business Combination. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our common stock.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiary to us and such other factors as our board of directors may deem relevant. In addition, the terms of our existing financing arrangements restrict or limit our ability to pay cash dividends. Accordingly, we may not pay any dividends on our common stock in the foreseeable future.

Future offerings of debt or equity securities by us may adversely affect the market price of our common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to obtain the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing and nature of our future offerings.

Certain provisions of our certificate of incorporation and bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our common stock.

Certain provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us without the consent of our board of directors. Among other things, these provisions:

•

authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of our common stock;

•	prohibit stockholder action by written consent, requiring all stockholder actions be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

•

establish a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms, which prevents stockholders from electing an entirely new board of directors at an annual meeting.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by our management or our board of directors. Stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to them. These anti-takeover provisions could substantially impede your ability to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

If securities and industry analysts publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities and industry analysts publish about us and our business. Securities and industry analysts do not currently, and may never, cover the Company. If securities and industry analysts do not commence coverage of the Company, the trading price of our stock would likely be negatively impacted. If one or more of the securities or industry analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, demand for our stock could decrease, which might cause our stock price and trading volume to decline.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

All of the shares of common stock offered by the selling stockholders pursuant to this prospectus will be sold by the selling stockholders for their respective amounts. We will not receive any of the proceeds from these sales. We will, however, bear the costs associated with the sale of shares by the selling stockholders, other than underwriting discounts and commissions.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION

Market Price and Ticker Symbol

Our common stock is currently listed on Nasdaq under the symbol “LPRO”.

The closing price of the common stock on                 , 2020, was $                .

Holders

As of October 31, 2020, there were 82 holders of record of our common stock. Such numbers do not include beneficial owners holding our securities through nominee names.

Dividend Policy

We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash, current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiary to us and such other factors as our board of directors may deem relevant. In addition, the terms of our existing financing arrangements restrict or limit our ability to pay cash dividends. Accordingly, we may not pay any dividends on our common stock in the foreseeable future.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion and analysis provides information which management believes is relevant to an assessment and understanding of Open Lending’s consolidated results of operations and financial condition. The discussion should be read in conjunction with Open Lending’s consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors”. Actual results may differ materially from those contained in any forward-looking statements.

Business Overview

We are a leading provider of lending enablement and risk analytics to credit unions, regional banks and OEM Captives. Our clients, collectively referred to herein as automotive lenders, make automotive consumer loans to underserved near-prime and non-prime borrowers by harnessing Open Lending’s risk-based pricing models, powered by our proprietary data and real-time underwriting of automotive loan default insurance coverage from insurers. Since Open Lending’s inception in 2000, we have facilitated over $8.0 billion in automotive loans, accumulating over 20 years of proprietary data and developing over two million unique risk profiles. We currently cater to approximately 340 active automotive lenders.

We specialize in risk-based pricing and modeling and provide automated decision-technology for automotive lenders throughout the United States. We believe that Open Lending addresses the financing needs of near-prime and non-prime borrowers, or borrowers with a credit bureau score between 560 and 699, who are underserved in the automotive finance industry. Traditional lenders focus on prime borrowers, where an efficient market has developed with interest rate competition that benefits borrowers. Independent finance companies focus on sub-prime borrowers. Borrowers that utilize the near-prime and non-prime automotive lending market have fewer lenders focused on loans with longer terms or higher advance rates. As a result, many near-prime and non-prime borrowers turn to sub-prime lenders, resulting in higher interest rate loan offerings than such borrower’s credit profile often merits or warrants. Open Lending seeks to make this market more competitive, resulting in more attractive loan terms.

Our flagship product, Lenders Protection Program, enables automotive lenders to make loans that are largely insured against losses from defaults. We have been developing and advancing the proprietary underwriting models used by LPP for approximately 20 years. LPP provides significant benefits to our growing ecosystem of automotive lenders, automobile dealers and insurers.

A key element of LPP is the ability to facilitate risk-based interest rates that are appropriate for each loan and lender and electronically submitted to our automotive lenders within approximately five seconds after we receive a loan application. Our interest rate pricing is customized to each automotive lender, reflecting the cost of capital, loan servicing costs, loan acquisition costs, expected recovery rates and target return on assets of each automotive lender. Using Open Lending’s risk models, we project monthly loan performance results, including expected losses and prepayments for automotive lenders that use LPP. The product of this process is a risk-based interest rate, inclusive of elements to recover all projected costs, program fees and insurance premiums, given the risk of the loan, to return a targeted return on asset goal.

We believe that our market opportunity is significant. The near-prime and non-prime automotive loan market is $250 billion annually, resulting in an approximate $14.6 billion annual revenue opportunity. Open Lending is currently serving less than 1% of this market, providing a significant growth opportunity.

Executive Overview

Open Lending believes that it facilitates certified loans and significant total revenue and as a result operating margins and Adjusted EBITDA as a result of executing on Open Lending’s strategy of increasing penetration of

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

the near-prime and non-prime automotive loan market, diversifying its customer base and refining its data analysis capabilities.

Open Lending facilitated 20,696 and 67,404 certified loans during the three and nine months ended September 30, 2020, respectively, as compared to 19,087 and 55,875 certified loans during the three and nine months ended September 30, 2019, respectively. Open Lending facilitated 78,434 certified loans during the year ended December 31, 2019, representing an increase of 38% from 56,688 in the year ended December 31, 2018, which in turn increased by 33% from 42,790 in the year ended December 31, 2017.

Total revenue was $29.8 million and $69.3 million for the three and nine months ended September 30, 2020, respectively, as compared to $22.1 million and $66.8 million during the three and nine months ended September 30, 2019, respectively. Total revenue was $92.8 million for the year ended December 31, 2019, representing an increase of 77.9% from $52.2 million the year ended December 31, 2018, which in turn increased by 61.2% from $32.4 million in the year ended December 31, 2017. For the year ended December 31, 2019, Open Lending’s revenue increased by $19.2 million as a result of the adoption of ASC 606. The annual results for prior to 2019 periods have not been restated so this lack of comparability should be considered in reviewing this discussion and analysis.

Operating income was $19.6 million and $32.4 million for the three and nine months ended September 30, 2020, respectively, as compared to $14.8 million and $45.3 million in the three and nine months ended September 30, 2019, respectively. Operating income was $62.6 million for the year ended December 31, 2019, representing an increase of 120% from $28.5 million the year ended December 31, 2018, which in turn increased by 76.3% from $16.1 million in the year ended December 31, 2017.

Net loss was $(71.1) million and $(112.8) million for the three and nine months ended September 30, 2020, respectively, as compared to net income of $14.7 million and $45.1 million the three and nine months ended September 30, 2019, respectively. Net income was $62.5 million for the year ended December 31, 2019, as compared to $28.3 million and $15.8 million for the years ended December 31, 2018 and 2017, respectively.

Adjusted EBITDA was $19.8 million and $44.7 million for the three and nine months ended September 30, 2020, respectively, as compared to $15.3 million and $46.9 million during the three and nine months ended September 30, 2019, respectively. Adjusted EBITDA was $64.9 million for the year ended December 31, 2019, representing an increase of 107.4% from $31.3 million the year ended December 31, 2018, which in turn increased by 81.3% from $17.3 million in the year ended December 31, 2017.

Information regarding use of Adjusted EBITDA, a non-GAAP measure, and a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure, is included in “Non-GAAP Financial Measures”.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Highlights

The table below summarizes the total dollar-value of insured loans Open Lending facilitated, the number of new contracts Open Lending signed with automotive lenders and the number of OEM Captive relationships Open Lending entered into for the three and nine months ended September 30, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017.

	Three Months Ended September 30,		Nine Months Ended September 30		Years ended December 31
	2020	2019	2020	2019	2019	2018	2017
Value of Insured Loans facilitated(1)	$463,377	$424,806	$1,500,422	$1,246,260	$1,755,175,046	$1,246,551,455	$937,552,547
Number of contracts signed with automotive lenders	11	21	39	53	77	58	61

(1)	Value of insured loans are calculated as the total original loan amount with active institutions as of the end of each reporting period.

Key Performance Measures

Key Performance Measures

We review several key performance measures, discussed below, to evaluate business and results, measure performance, identify trends, formulate plans and make strategic decisions. We believe that the presentation of such metrics is useful to our investors and counterparties because they are used to measure and model the performance of companies such as Open Lending, with recurring revenue streams.

Automotive Loans

We refer to “automotive loans” as the number of loans facilitated through LPP during a given period. Additionally, we refer to loans with a one-time upfront payment as “single-pay” loans and those paid over twelve monthly installments as “monthly-pay” loans.

Average Program Fee

We define “average program fee” as the total program fee billed for a period divided by the number of certified loans in that period.

Insurers’ Aggregate Underwriting Profit

We define “insurers’ aggregate underwriting profit” as the total underwriting profit expected to be received by insurers over the expected life of the insured loans.

Insurers’ Annual Earned Premium

We define “insurers’ annual earned premium” as the total insurance premium earned by insurers in a given period.

Insurers’ Average Earned Premium Per Loan

We define “insurers’ average earned premium per loan” as the total single premium equivalent insurance premium written in a period by insurers divided by the number of certified loans in that period.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Recent Developments

Appointment and Departure of Officers and Directors.

On August 28, 2020, the board of directors appointed Ross M. Jessup as President of the Company, effective immediately. Mr. Jessup will also continue to serve as the Company’s Chief Operating Officer. John J. Flynn will remain as Chairman of the Board and Chief Executive Officer of the Company. Also, on August 28, 2020, the Board appointed Charles D. Jehl as Executive Vice President, Chief Financial Officer and Treasurer of the Company, effective immediately.

On August 20, 2020, Ryan J. Collins resigned his positions as Chief Technology Officer and Chief Information Officer of the Company. On August 28,2020, the Board appointed Sarah Lackey as Chief Technology Officer of the Company, effective immediately.

On August 28, 2020, the Board elected Eric A. Feldstein to serve as a Director of the Company effective immediately. Mr. Feldstein was appointed to serve on the Audit Committee and the Risk Committee.

On August 5, 2020, the Board elected Jessica Snyder and Shubhi Rao to serve as Directors of the Company, effective immediately. Ms. Snyder was appointed to serve on the Nominating and Corporate Governance Committee and as the Chair of the Audit Committee. Ms. Rao was appointed to serve on the Audit Committee.

Business Combination.

Nebula, our predecessor, was originally incorporated in Delaware on October 2, 2017 as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Nebula consummated the Business Combination on June 10, 2020.

Immediately upon the Closing, Open Lending, LLC became a direct wholly owned subsidiary of ParentCo, and ParentCo changed its name to Open Lending Corporation. The Company is now listed on NASDAQ under the symbol “LPRO”.

The aggregate consideration for the Business Combination was $1.0 billion, consisting of $463.8 million in cash and 51,909,655 shares of our common stock valued at $10.00 per share totaling $519.1 million. The terms of the Business Combination Agreement contain customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the Business Combination and the other transactions contemplated.

New Credit Agreement

On March 11, 2020, we entered into the Credit Agreement. The Term Loan in a principal amount of $170.0 million was funded on March 12, 2020. The proceeds of the Term Loan were used to, among other things, finance a distribution to Open Lending’s equity investors prior to the consummation of the Business Combination. The Term Loan bears interest at LIBOR plus 6.50% (subject to a 1% LIBOR floor) or the base rate plus 5.50%. Our obligations under the Credit Agreement are guaranteed by all of its subsidiaries and secured by substantially all of the assets of Open Lending and its subsidiaries, in each case, subject to certain customary exceptions. The Term Loan has a maturity date of March 11, 2027. Subject to the terms and conditions set forth in the Credit Agreement, we may be required to make certain mandatory prepayments prior to maturity. Voluntary prepayments and certain mandatory prepayments may be subject to certain prepayment premiums in the first two years after the date thereof.

The Credit Agreement contains affirmative and negative covenants customarily applicable to senior secured credit facilities, including, among other things, customary limitations on the incurrence of indebtedness and liens,

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

certain intercompany transactions and other investments, dispositions of assets, issuance of certain units, repayment of other indebtedness, redemptions of units and payment of dividends. The Credit Agreement also contains a maximum total net leverage ratio financial covenant that is tested quarterly and calculated based on the ratio of our Adjusted EBITDA (as defined in the Credit Agreement) to funded indebtedness. The maximum total net leverage ratio begins at 4.75 to 1.0 and then gradually decreases from year-to-year down to 2.5 to 1.0 on or after June 30, 2026. The Credit Agreement also contains customary events of default, at times subject to thresholds and grace periods (among others), including payment default, covenant default, cross default to other material indebtedness, and judgment defaults.

Non-Liquidating Cash Distribution

On March 24, 2020, Open Lending, LLC’s Board of Managers approved a non-liquidating cash distribution to its unitholders’ in the amount of $135.0 million. See “—Liquidity and Capital Resources—Unitholders’ Distribution.”

Coronavirus Outbreak

The recent outbreak of the novel coronavirus COVID-19, which was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States on March 13, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts on our operating results, financial condition and cash flows. The extent of the impact of COVID 19 on our operational and financial performance will depend on certain developments, including the duration and continued spread of the disease, the impact on our revenues which are generated with automobile lenders and insurance company partners and driven by consumer demand for automobiles and automotive loans, extended closures of businesses, continued high unemployment and the overall impact on our customer behavior, all of which are uncertain and cannot be predicted. We expect to have a short-term reduction in loan applications and certified loans and increased defaults, which will impact our revenues and subsequent recovery as the automotive finance industry and overall economy recover. We continue to closely monitor the current macro environment, particularly the impact of the recent COVID-19 pandemic on monetary and fiscal policies.

Redemption of Public Warrants

As of October 19, 2020, Open Lending redeemed all of its outstanding public warrants that had not been exercised as of October 13, 2020, which resulted in the exercise of 9,160,776 warrants for proceeds to us of $105.3 million and the redemption of 5,883 public warrants at a redemption price of $0.01 per warrant.

Key Factors Affecting Operating Results

Our future operating results and cash flows are dependent upon a number of opportunities, challenges and other factors, including the growth in the number of financial institutions and transaction volume, competition, profit share assumptions and industry trends and general economic conditions.

Key factors affecting our operating results include the following:

Growth in the Number of Financial Institutions

The growth trend in active automotive lenders using LPP is a critical variable directly affecting revenue and financial results. It influences the number of loans funded on LPP and, therefore, the fees that we earn and the cost of the services that we provide. Growth in our active automotive lender relationships will depend on our ability to retain existing automotive lenders, add new automotive lenders, and expand to new industry verticals.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Competition

We face competition to acquire and maintain automotive lenders as well as competition to fund near-prime and non-prime auto loans. For LPP, which combines lending enablement, risk analytics, near-prime and non-prime auto loan performance data, real-time loan decisioning, risk-based pricing and auto loan default insurance, we do not believe there are any direct competitors. The emergence of direct competitors, providing risk, analytics and loss mitigation, which are core elements of our business, could materially impact our ability to acquire and maintain automotive lenders customers.

The near-prime and non-prime lending market is highly fragmented and competitive. We face competition from a diverse landscape of consumer lenders, including traditional banks and credit unions, as well as alternative technology-enabled lenders. The emergence of other insurers, in competition with our insurers, could materially impact our business. Increased competition for loans, which reduce the ability of our automotive lenders to source loan application flow and or capture loans, could also materially adversely impact our business.

Profit Share Assumptions

We rely on assumptions to calculate the value of profit share revenue, which is our share of insurance partners’ underwriting profit. To the extent these assumptions change, our profit share revenue will be adjusted. Please refer to “Critical Accounting Policies and Estimates” for more information on these assumptions.

Industry Trends and General Economic Conditions

Our results of operations have in the past been fairly resilient to economic downturns but in the future may be impacted by the relative strength of the overall economy and its effect on unemployment, consumer spending and consumer demand for automotive products. As general economic conditions improve or deteriorate, the amount of disposable income consumers tend to fluctuate, which in turn impacts consumer spending levels and the willingness of consumers to take out loans to finance purchases. Specific economic factors such as interest rate levels, changes in monetary and related policies, market volatility, consumer confidence and, particularly, the unemployment rate, also influence consumer spending and borrowing patterns. At the end of first quarter 2020, changes in facts and circumstances and general market conditions from the COVID-19 pandemic resulted in lower expectations of future operating results, and in response, we lowered our initial anticipated revenue and profit share on historic business. During the most recent quarter, we have adopted a more favorable near-term outlook as a result of better than anticipated performance during the three months ended September 30, 2020.

Concentration

We have not historically had significant concentration risk in our client base, given that our lending clients are distributed across the country with our top ten clients accounting for approximately 31% of total program fees over the last three years. Going forward, however, we expect significant growth in loan volume from OEM Captives relative to that of other automotive lenders. Therefore, we anticipate concentrated risk for some period of time. Additionally, our largest insurance partner accounted for the vast majority of our profit share and claims administration service fee revenue in the three and nine months ended September 30, 2020. Termination or disruption of this relationship could materially adversely impact our revenue.

Basis of Presentation

We conduct business through one operating segment, and we operate in one geographic region, the United States. See Note 2 Summary of Significant Accounting and Reporting Policies and Recent Development, of the accompanying consolidated financial statements for more information.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Components of Results of Operations

Total Revenues

Revenue. Our revenue is generated through three streams: (i) program fees paid to us by lenders, (ii) profit share and (iii) claims administration service fees paid to us by insurance partners.

Program fees. Program fees are paid by automotive lenders for use of Open Lending’s LPP and analytics. These fees are based on a percentage of each certified loan’s original principal balance and are recognized as revenue by us upfront upon receipt of the loan by the consumer. The fee percentage rate varies by type of loan. For loans with a one-time upfront payment, there is a sliding scale of rates representing volume discounts to the lender and with fees generally capped at $600 per loan. This cap may vary for certain large volume lenders. For loans with 12 monthly equal installments, the fee paid by the lender is a flat 3% of the total amount of the loan and is not capped.

Profit share. Profit share represents our participation in the underwriting profit of third-party insurance partners who provide lenders with credit default insurance on loans the lenders make using LPP. We receive a percentage of the aggregate monthly insurance underwriting profit. Monthly insurance underwriting profit is calculated as the monthly earned premium less expenses and losses (including reserves for incurred but not reported losses), with losses accrued and carried forward for future profit share calculations.

Claims administration service fees. Claims administration service fees are paid to us by third- party insurers for credit default insurance claims adjudication services performed by our subsidiary Insurance Administrative Services, LLC on its insured servicing portfolio. The administration fee is equal to 3% of the monthly insurance premium for as long as the loan remains outstanding.

Costs of Services and Operating Expenses

Cost of services. Cost of services primarily consists of fees paid to third party resellers for lead-generation efforts, costs of third-party data and information used in underwriting, compensation and benefits expenses relating to employees engaged in lenders’ services and claims administration activities, fees paid for actuarial services related to the development of the monthly premium program and fees for integration with loan origination systems of automotive lenders. We generally expect cost of services to increase in absolute dollars as the total number of certified loans continues to grow; however, we expect the costs of the services to remain relatively constant in the near to immediate term as a percentage of our program fee revenue.

General and administrative expenses. General and administrative expenses are comprised primarily of expenses relating to employee compensation and benefits, non-cash share-based compensation, travel, meals and entertainment expenses, IT expenses and professional and consulting fees. In the near term we expect general and administrative expenses to increase in absolute dollar terms and as a percentage of revenue as we continue to implement the internal control and compliance procedures required of public companies. In the intermediate term, we expect general and administrative expenses to continue to increase in absolute dollars as the total number of certified loans continue to grow. General and administrative expenses for the nine months ended September 30, 2020 include $9.1 million and $2.2 million, respectively, related to transaction bonuses and non-cash share-based compensation expense as a result of the Business Combination.

Selling and marketing expenses. Selling and marketing expenses consist primarily of compensation and benefits of employees engaged in selling and marketing activities. We generally expect its selling and marketing expenses to increase in absolute dollars as the total number of certified loans continue to grow in the long term; however, we expect selling and marketing expenses to remain constant in the near to immediate term as a percentage of its program fee revenue.

Research and development expenses. Research and development expenses consist of employee compensation and benefits expenses for employees engaged in ongoing development of our software technology platform. We

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

generally expect our research and development expenses to increase in absolute dollars as our business continues to grow.

Other Income (Expense)

Change in fair value of contingent consideration: Change in fair value of contingent consideration reflects the non-cash impact of changes in the fair value of Company common stock expected to be issued as contingent consideration in connection with our Business Combination on June 10, 2020. The fair value of contingent consideration is based on a Monte Carlo simulation of the Company’s common stock as compared to certain market share price milestones, and is primarily based on our peer group due to our limited history, as well as our future implied volatility, a significant unobservable input. The change in the estimated fair value of contingent consideration in the nine months ended September 30, 2020 was driven by the change in estimated fair value from June 10, 2020 through the date immediately before each tranche of contingent consideration shares vested.

Interest expense. Interest expense includes interest payments and the amortization of debt issuance costs in connection with the Credit Agreement.

Results of Operations

The following table sets forth selected consolidated statements of income data for the three and nine months ended September 30, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017 (in thousands, except percentages):

	(Unaudited)			(Unaudited)
	Three Months Ended September 30			Nine Months Ended September 30,			Years ended December 31,
	2020	% change	2019	2020	% change	2019	2019	% change	2018	% change	2017
Revenue
Program fees	10,087	12.7%	8,950	$31,592	19.6%	$26,407	$36,667	46.4%	$25,044	46.8%	$17,064
Profit share	18,544	50.6%	12,310	34,482	-9.5%	38,089	53,038	113.6%	24,835	80.8%	13,735
Claims administration service fees	1,131	34.0%	844	3,185	40.0%	2,275	3,142	35.8%	2,313	46.3%	1,581

Total revenue	29,762	34.7%	22,104	69,259	3.7%	66,771	92,847	77.9%	52,192	61.2%	32,380
Cost of services	2,496	29.8%	1,923	6,818	23.6%	5,517	7,806	69.6%	4,603	52.5%	3,019

Gross profit	27,266	35.1%	20,181	62,441	1.9%	61,254	85,041	78.7%	47,589	62.1%	29,361
Operating expenses
General and administrative	5,015	53.7%	3,263	23,233	140.3%	9,670	13,774	13.6%	12,125	51.8%	7,986
Selling and marketing	2,118	17.0%	1,810	5,491	0.7%	5,455	7,482	20.9%	6,188	36.5%	4,532
Research and development	579	99.0%	291	1,286	48.0%	869	1,170	45.9%	802	16.1%	691

Operating income	19,554	32.0%	14,817	32,431	-28.4%	45,260	62,615	119.9%	28,474	76.3%	16,152
Other income/expense
Change in fair value of contingent consideration	(83,130)	—	—	(131,932)	—	—	—	—	—	—	—
Interest expense	(3,572)	-5,002.9%	(70)	(7,980)	-3,252.9%	(238)	(322)	-5.6%	(341)	-18.4%	(418)
Interest income	36	414.3%	7	97	546.7%	15	24	84.6%	13	30.0%	10
Other income	—	-100.0%	3	3	-66.7%	9	197	15.9%	170	100.0%	85

Net income before income tax	(67,112)	-554.8%	14,757	(107,381)	-338.4%	45,046	62,514	120.8%	28,316	78.9%	15,829
Provisions for income tax	4,021	9,707.3%	41	5,385	-9,384.5%	(58)	(30)	-181.1%	37	-37.3%	59

Net income	(71,133)	-583.4%	14,716	$(112,766)	-350.0%	$45,104	$62,544	121.2%	$28,279	79.3%	$15,770

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Key Performance Measures

The following table sets forth key performance measures for the three and nine months ended September 30, 2020 and 2019 and the years ended December 31, 2019, 2018 and 2017 (earned premium are in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,			Year ended December 31,
	2020	% Change	2019	2020	% Change	2019	2019	% Change	2018	% Change	2017
Certified loans	20,696	8.4%	19,087	67,404	20.6%	55,875	78,434	38.3%	56,705	32.5%	42,790
Single-pay	15,500	6.0%	14,625	53,416	25.4%	42,593	60,794	31.5%	46,223	19.0%	38,837
Monthly-pay	5,196	16.5%	4,462	13,988	5.3%	13,282	17,640	68.3%	10,482	165.2%	3,953
Average program fees	487	3.9%	469	469	0.8%	473	468	5.7%	443	10.9%	399
Single-pay	442	4.2%	424	430	0.2%	429	426	5.3%	405	7.1%	378
Monthly-pay	623	1.1%	616	616	0.7%	612	612	0.4%	609	0.0%	609
Insurance partners’ earned premium	34,165	24.8%	27,374	99,430	30.8%	76,021	104,720	35.8%	77,101	46.3%	52,709

Three and Nine months ended September 30, 2020 Compared to the Three and Nine months ended September 30, 2019

Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands)
Program fees	$10,087	$8,950	$31,592	$26,407
Profit share
New certified loan originations	14,706	11,482	43,621	32,709
Change in estimated future revenues	3,838	828	(9,139)	5,380

Total profit share	18,544	12,310	34,482	38,089
Claims administration service fees	1,131	844	3,185	2,275

Total revenue	$29,762	$22,104	$69,259	$66,771

Total revenue increased by $7.7 million and $2.5 million, or 35% and 4%, for the three and nine months ended September 30, 2020, respectively, as compared to the same periods in 2019, driven by an increase in anticipated profit share, programs fees and claims administrative revenues on new originations. As the expected loan default rate, default severity and prepayment rate improved during the three months ended September 30, 2020, our estimated profit share on historic business increased by $3.8 million. Despite an increase in new business, as well as average earned premiums, our results for the nine months ended September 30, 2020 were negatively impacted by a $9.1 million reduction in estimated future underwriting profit share on historical vintages.

Program fee revenue increased by $1.1 million, or 13%, and $5.2 million, or 20%, for the three and nine months ended September 30, 2020, respectively, as compared to the same periods in 2019. Despite the impact of the COVID-19 pandemic, certified loan volume was up by 8.4% and 20% for the three and nine months ended September 30, 2020, respectively, as compared to the prior year.

Profit share revenue increased by $6.2 million, or 51%, and decreased $3.6 million, or 9%, respectively, during the three and nine months ended September 30, 2020, as compared to the same periods in 2019. This increase in profit share revenue was driven primarily by $14.7 million and $43.6 million in anticipated profit share from new originations during the three months and nine months ended September 30, 2020, respectively, as compared to 2019. Despite this increase in new business, our year to date results were negatively impacted by a $9.1 million

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

reduction in estimated future underwriting profit share for claims and premiums associated with business written in historic periods, primarily as a result of the economic slowdown attributable to the COVID-19. This reduction in future profit share is a change in estimated variable consideration in accordance with ASC 606.

Revenue from claims administration service fees, which represents 3% of our insurance partners’ annual earned premium, increased by $0.3 million, or 34%, and $0.9, or 40%, respectively, for the three and nine months ended September 30, 2020 as compared to the previous year, driven by a 31% increase in total earned premium and a 21% increase in new loan certifications on a year to date basis, as compared to the prior year.

Cost of Services, Gross Profit and Gross Margin:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands)
Revenue	$29,762	$22,104	$69,259	$66,771
Cost of services	2,496	1,923	6,818	5,517

Gross profit	$27,266	$20,181	$62,441	$61,254

Gross Margin	92%	91%	90%	92%

Costs of services increased by $0.6 million, or 30%, and $1.3 million, or 24%, for the three and nine months ended September 30, 2020, as compared to the same period in 2019, driven by an increase in fees paid to resellers.

Gross profit increased by $7.1 million, or 35%, and $1.2 million, or 2%, respectively, during the three and nine months ended September 30, 2020, as compared to the same periods in 2019, driven by an increase in anticipated profit share, programs fees and claims administrative revenues on new originations. As the estimated future underwriting profit share on historic placements improved during the three months ended September 30, 2020, our gross margins increased to 92% as compared to 91% during the prior year period.

Operating Expenses, Operating Income and Operating Margin:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands)
Revenue	$29,762	$22,104	$69,259	$66,771
Gross profit	27,266	20,181	62,441	61,254
Operating expenses:
General and administrative	5,015	3,263	23,233	9,670
Selling and marketing	2,118	1,810	5,491	5,455
Research and development	579	291	1,286	869

Operating income	$19,554	$14,817	$32,431	$45,260

Operating Margin	66%	67%	47%	68%

General and administrative expenses increased by $1.8 million, or 54%, and $13.6 million, or 140%, respectively, during the three and nine months ended September 30, 2020, as compared to the same periods last year. In the first nine months of 2020, General and administrative expenses includes a $9.1 million in transaction bonuses awarded to key employees and directors of Open Lending, LLC and $2.2 million of non-cash charges incurred in connection with the accelerated vesting of share-based awards, which were incurred during the second quarter, as a result of the Business Combination. General and administrative expenses also reflects an

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

increase in employee compensation and benefits, as we build out our organization, in addition to professional and consulting fees, as we continue to implement the internal control and compliance procedures required of public companies.

Selling and marketing expenses increased by $0.3 million, or 17%, during the three months ended September 30, 2020 as compared to the prior year period, primarily due to an increase in employee compensation and benefits expense as a result of an increase in commissions, both by sales staff and account managers, driven by increased sales.

Research and development expenses increased by $0.3 million, or 99%, and $0.4, or 48%, during the three and nine months ended September 30, 2020, respectively, as compared to the same periods in prior year, due to an increase in headcount costs driven by an increase in engineering personnel.

Operating income for the three months ended September 30, 2020, increased by $4.7 million, or 32%, as compared to the prior year period, driven by an increase in on gross profit from new originations. During the nine months ended September 30, 2020, operating income declined by $12.8 million, or 28%, as compared to the prior year, due to a reduction in estimated future underwriting profits, as a result of the economic impact of the COVID-19 pandemic, and an increase in operating expenses, which include a $9.1 million in transaction bonuses to key employees and directors as a result of the Business Combination and $2.2 million of non-cash charges incurred in connection with the accelerated vesting of employee share-based awards.

During the three and nine months ended September 30, 2020, we recorded $83.1 million and $131.9 in non-cash charges, respectively, for the change in the estimated fair value of contingent consideration from June 10, 2020 through the vesting of the contingent consideration.

Interest expense during the three and nine months ended September 30, 2020, increased by $3.5 million and $7.7 million, respectively, as compared the three and nine months ended September 30, 2019, as a result of entering into a new term loan agreement in first quarter 2020.

Income Taxes

Our effective tax rate for the three months ended September 30, 2020 was (6.0)%, as compared to an effective tax rate of 0.3% for the three months ended September 30, 2019. Our effective tax rate for the nine months ended September 30, 2020 was (5.0)% as compared to an effective tax rate of (0.1)% for the nine months ended September 30, 2019. The change in the effective tax rate for both comparative periods is due primarily to the taxable entity structure adopted in conjunction with the Business Combination that was consummated on June 10, 2020. Also, in relation to the Business Combination, the Company incurred significant non-deductible expenses including, but not limited to, the change in estimated fair value of contingent consideration.

Net Income (Loss)

For the reasons discussed above, we recorded a net loss of $(71.1) million and $(112.8) million, respectively, during the three and nine months ended September 30, 2020, as compared to a net income of $14.7 million and $45.1 million, respectively, during the three and nine months ended September 30, 2019, respectively.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Revenue

Results presented for the year ended December 31, 2019 reflect the impact of Open Lending’s adoption of Accounting Standards Update 2014-09, “Revenue from Contracts with Customers” (Topic 606) (“ASC 606”) and related cost capitalization guidance, which was adopted by Open Lending on January 1, 2019, using the modified

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

retrospective transition method. The adoption of ASC 606 resulted in Open Lending recognizing as revenue the share of its insurance partners’ aggregate underwriting profit to which it expects to be entitled in the future. Open Lending therefore makes assumptions about future premiums and claims to be experienced on its insurance partner’s portfolios. Were these assumptions to differ from actual premium and claims, Open Lending would revise its expectations relating to business underwritten by its insurance partners in historic periods. These revisions, if positive, are also booked as revenue or, if negative, are netted against revenue. In application of the modified retrospective transition method, Open Lending’s prior period results have not been restated to reflect the impact of ASC 606. This lack of comparability should be considered in reviewing this discussion and analysis. Refer to Notes to Consolidated Financial Statements and Critical Accounting Policies and Estimates for further information on the impact of the adoption of ASC 606.

The following table provides the components of Open Lending’s total revenue for the years ended December 31, 2019 and 2018 (in thousands, except percentages):

	For Year Ended December 31,
	2019	2018	$ Variance	% Change
Program fees	$36,667	$25,044	$11,623	46.4%
Profit share	53,038	24,835	28,203	113.6%
Claims administration service fees	3,142	2,313	829	35.8%

Total revenue	$92,847	$52,192	$40,655	77.9%

Total revenue increased by $40.7 million or 77.9% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 due to a 38.3% increase in certified loans, along with an overall 2.0% increase in average loan amount. Additional revenue is attributable to recognition under ASC 606. The chart below compares total revenue for the year ended December 31, 2019, recognized under ASC 605 and ASC 606, and highlights the $19.2 million increase in profit share revenue and total revenue that results from the adoption of ASC 606. As Open Lending’s prior period results have not been restated, the comparability to the year ended December 31, 2018 is impacted.

Total revenue (2019)

The following charts illustrate the key drivers of program fee revenue.

Certified loans and average program fee Single-pay	Certified loans and average program fee Monthly-pay	Program fees by type

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

The following charts provide additional detail regarding certified loan originations:

Weekly Cert Originations February 2 – May 3	Refinance Certified Loans Originated

Program fees revenue increased by $11.6 million, or 46.4%, for the year ended December 31, 2019 when compared to the year ended December 31, 2018, primarily driven by a 38.3% increase in certified loans. Program fee revenue for the year ended December 31, 2019 also benefited from higher average program fees earned on single-pay certified loans, which increased by 5.3% as compared to the year ended December 31, 2018, and a 68.3% increase in monthly-pay certified loans, which have higher average program fees per loan. As a result, program fee revenue from monthly-pay certified loans increased to represent 29.4% of total program fee revenue in the year ended December 31, 2019, compared to 25.5% for the year ended December 31, 2018. In future periods Open Lending expects a significant increase in certified loans from OEM Captives, which would increase the proportion of single-pay certified loans.

The following chart illustrates the key factors driving the change in profit share revenue for the year ended December 31, 2019 when compared to the year ended December 31, 2018.

Profit share revenue:

Years ended December 31, 2018 and 2019

Profit share revenue increased by $28.2 million, or 113.6%, for the year ended December 31, 2019 when compared to the year ended December 31, 2018 due to 38.3% growth in certified loans, which translated into 35.8% growth in Open Lending’s insurance partners’ annual earned premium, and $19.2 million, or 56.9%, due to the adoption of ASC 606. Of the $19.2 million increase resulting from the adoption of ASC 606, $14.3 million relates to the recognition of the share of Open Lending’s insurance partners’ aggregate underwriting profit to which Open Lending expects to be entitled. The remaining $4.9 million relates to the revision of Open Lending’s expectations for claims and premiums related to business written in historic periods.

Revenue from claims administration service fees, which represents 3.0% of Open Lending’s insurance partners’ annual earned premium, increased by $0.8 million, or 35.8% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 due to a 35.8% increase in total earned premium and a 663.5% increase in earned premium from insurance carrier CNA.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Cost of Services, Gross Profit and Gross Margin

The following table shows Open Lending’s revenue, cost of services, gross profit and gross margin for the years ended December 31, 2019 and 2018 (in thousands, except percentages):

	For Year Ended December 31,
	2019	2018	$ Variance	% Change
Revenue	$92,847	$52,192	$40,655	77.9%
Cost of services	7,806	4,603	3,203	69.6%

Gross profit	$85,041	$47,589	$37,452	78.7%

Gross Margin	91.6%	91.2%

Costs of services increased by $3.2 million, or 69.6%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 primarily driven by a 64.1% increase in fees paid to resellers, first-time costs associated with credit risk evaluation, a 59.3% increase in employee compensation and benefits expense and a 55.0% increase in costs for actuarial services.

Gross profit increased by $37.5 million, or 78.7% for the year ended December 31, 2019 as compared to the year ended December 31, 2018, due to organic revenue growth and the impact of adopting ASC 606; offset by the 69.6% increase in cost of services. For the same reasons, gross margin increased to 91.6% for the year ended December 31, 2019 as compared to 91.2% for the year ended December 31, 2018.

Operating Expenses, Operating Income and Operating Margin

The following table shows revenue, the components of Open Lending’s operating expenses, operating income and operating margin for the years ended December 31, 2019 and 2018 (in thousands, except percentages):

	For Year Ended December 31,
	2019	2018	$ Variance	% Change
Revenue	$92,847	$52,192	$40,655	77.9%
Gross profit	85,041	47,589	37,452	78.7%
Operating expenses:
General and administrative	13,774	12,125	1,649	13.6%
Selling and marketing	7,482	6,188	1,294	20.9%
Research and development	1,170	802	368	45.9%

Operating income	$62,615	$28,474	$34,141	119.9%

Operating Margin	67.4%	54.6%

General and administrative expenses increased by $1.6 million, or 13.6% for the year ended December 31, 2019 when compared to the year ended December 31, 2018 primarily due to a 30.8% increase in employee compensation and benefits expenses, driven by an increase in headcount, a 25.3% increase in travel, meals and entertainment costs, an 18.6% increase in IT costs, and a 20.7% increase in professional and consulting fees. These increases were partially offset by a 21.0% decrease in unit-based compensation expense and a 21.0% decrease in business development expenses. In the short term, Open Lending expects to experience an increase in its general & administrative expenses as it implements the internal control and compliance procedures required of public companies.

Selling and marketing expenses increased by $1.3 million, or 20.9%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily due to a 24.9% increase in employee compensation and benefits expense due to increased sales activity, partially offset by a 59.4% decrease in unit-based compensation and a 57.4% decrease in marketing expenses.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Research and development expenses increased by $0.4 million, or 45.9% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 due to an increase in headcount costs related to a 52.9% increase in engineering personnel.

Operating income for the year ended December 31, 2019, increased by $34.1 million, or 120.0% as compared to the year ended December 31, 2018 primarily due to the aforementioned 78.7% increase in gross profit, offset primarily by the 13.6% increase in general administrative expenses and the 20.9% increase in selling and marketing expenses. As a result of the above, operating margin increased from 54.6% for the year ended December 31, 2018 to 67.4% for the year ended December 31, 2019.

Net Income

For the reasons discussed above and considering the immaterial impact of other expenses and income tax for the year, Open Lending’s net income for the year ended December 31, 2019 increased by $34.3 million or 121.2% as compared to the year ended December 31, 2018.

Adjusted EBITDA

For the year ended December 31, 2019, Adjusted EBITDA increased by $33.6 million or 107.4% as compared to the year ended December 31, 2018, as a result of the 121.2% increase in net income, offset by a smaller adjustment for unit-based compensation, which decreased by 22.9%. For the same reasons, Adjusted EBITDA margin for the year ended December 31, 2019 increased to 69.9% as compared to 60.0% in the year ended December 31, 2018. Please see “Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net income.

Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Revenues

The following table provides the components of Open Lending’s revenue for the years ended December 31, 2018 and 2017 (in thousands, except percentages):

	For Year Ended December 31,
	2018	2017	$ Variance	% Change
Program fees	$25,044	$17,064	$7,980	46.8%
Profit share	24,835	13,735	11,100	80.8%
Claims administration service fees	2,313	1,581	732	46.3%

Total revenue	$52,192	$32,380	$19,812	61.2%

Total revenues for the year ended December 31, 2018 increased by $19.8 million or 61.2% as compared to the year ended December 31, 2017, primarily as result of an increase in certified loans.

The following charts illustrate the key drivers of program fee revenue.

Certified loans and average program fee Single-pay	Certified loans and average program fee Monthly-pay	Program fees by type

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Program fee revenue increased by $8.0 million, or 46.8%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017, driven primarily by a 32.5% increase in certified loans. Program fee revenue for the year ended December 31, 2018 also benefited from a 7.1% increase in average program fees earned on single-pay certified loans as compared to the year ended December 31, 2017, and a 165.2% increase in monthly-pay certified loans, which have higher average program fees per loan. As a result, program fee revenue from monthly-pay certified loans increased to represent 25.5% of all program fee revenue for the year ended December 31, 2018, as compared to 14.1% for the year ended December 31, 2017.

Profit Share revenue for the year ended December 31, 2018 increased by $11.1 million, or 80.8%, as compared to the year ended December 31, 2017 as a result of several factors. These include 46.3% growth in Open Lending’s insurance partners’ annual earned premium for the year ended December 31, 2018 as compared to the year ended December 31, 2017, which itself was driven by 32.5% growth in certified loans, and a 10.4% increase in Open Lending’s insurance partners’ average earned premium per loan. Additionally, in the year ended December 31, 2018, Open Lending paid lower underwriting fees to its insurance partners and Open Lending was entitled to 72.0% of its insurance partners’ underwriting profit compared to 67.5% for the year ended December 31, 2017.

Claims administration service fee revenue increased by $0.7 million, or 46.3%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017, driven by the 46.3% increase in Open Lending’s insurance partners’ annual earned premium.

Cost of Services, Gross Profit and Gross Margin

The following table shows Open Lending’s revenue, cost of services, gross profit and gross margin for the years ended December 31, 2018 and 2017 (in thousands, except percentages):

	For Year Ended December 31,
	2018	2017	$ Variance	% Change
Revenue	$52,192	$32,380	$19,812	61.2%
Cost of services	4,603	3,019	1,584	52.5%

Gross profit	$47,589	$29,361	$18,228	62.1%

Gross Margin	91.2%	90.7%

Cost of services for the year ended December 31, 2018 increased by $1.6 million, or 52.5%, compared to the year ended December 31, 2017 primarily driven by a 50.5% increase in fees paid to resellers, a 63.3% increase in employee benefits and compensation expense and a $0.4 million increase in fees for integration with loan origination systems of automotive lenders.

Gross profit for the year ended December 31, 2018 increased by $18.2 million, or 62.1%, driven by the aforementioned 61.2% increase in total revenue, partially offset by the 52.5% increase in cost of services. Gross margin for the year ended December 31, 2018 was 91.2% as compared to 90.6% for the year ended December 31, 2017.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Operating Expenses, Operating Income and Operating Margin

The following table provides revenue, the significant components of Open Lending’s operating expenses, operating income and operating margin for the years ended December 31, 2018 and 2017 (in thousands, except percentages):

	For Year Ended December 31,
	2018	2017	$ Variance	% Change
Revenue	$52,192	$32,380	$19,812	61.2%
Gross profit	47,589	29,361	18,228	62.1%
Operating expenses:
General and administrative	12,125	7,986	4,139	51.8%
Selling and marketing	6,188	4,532	1,656	36.5%
Research and development	802	691	111	16.1%

Operating income	$28,474	$16,152	$12,322	76.3%

Operating Margin	54.6%	49.9%

General and administrative expenses increased by $4.1 million, or 51.8%, for the year ended December 31, 2018 when compared to 2017 primarily due to an 187.5% increase in unit-based compensation expense, a 46.4% increase in employee compensation and benefit expense and a 38.3% increase in travel, meals and entertainment expenses.

Sales and marketing expenses increased by $1.7 million, or 36.5%, for the year ended December 31, 2018 as compared to the year ended December 31, 2017 due to a 34.5% increase in employee compensation and benefit expense resulting from an increase in marketing and account management headcount.

Research and development expenses for the year ended December 31, 2018 increased by $0.1 million, or 16.1%, as compared to the year ended December 31, 2017.

Operating income for the year ended December 31, 2018, increased by $12.3 million, or 76.3%, as compared to the year ended December 31, 2017, primarily due to organic revenue growth, partially offset by the 51.8% increase in general administrative expense and the 36.5% increase in sales and marketing expenses. As a result of the above, operating margin increased from 49.9% for the year ended December 31, 2017 to 54.6% for the year ended December 31, 2018.

Net Income

For the reasons discussed above and considering the immaterial impact of other expenses and income tax, Open Lending’s net income for the year ended December 31, 2018 increased by $12.5 million or 79.3% as compared to the year ended December 31, 2017.

Adjusted EBITDA

For the year ended December 31, 2018, Adjusted EBITDA increased by $14.0 million or 81.3% as compared to the year ended December 31, 2017, principally as a result of the 81.3% increase in net income and also due to a larger adjustment for unit-based compensation, which increased by 155.8%. For the same reasons, Adjusted EBITDA margin for the year ended December 31, 2018 increased to 60.0% as compared to 53.3% in the year ended December 31, 2017. Please see “Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net income.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Liquidity and Capital Resources

Cash Flow and Liquidity Analysis

We assess liquidity primarily in terms of our ability to generate cash to fund operating and investing activities. A significant portion of our cash from operating activities are derived from our profit share arrangements with our insurance partners, which are subject to judgements and assumptions and are, therefore, subject to variability. Refer to “Critical Accounting Policies and Estimates” and “Risk Factors” for a full description of the related estimates, assumptions, and judgments.

The following table provides a summary of cash flow data (in thousands):

	Nine Months Ended September 30,		Years ended December 31,
	2020	2019	2019	2018	2017
Net cash provided by operating activities	$16,375	$29,138	$41,762	$28,601	$13,092
Net cash used in investing activities	(1,097)	(66)	(99)	(106)	(48)
Net cash used in financing activities	92,590	(32,224)	(44,901)	(21,376)	(14,079)

Cash Flows from Operating Activities

Our cash flows provided by operating activities primarily consists of operating income and adjustments for net changes in operating assets and liabilities, primarily changes in our accounts receivable, prepaid expenses, contract assets, accounts payable and accrued expenses.

Our net cash from operating activities for the nine months ended September 30, 2020 and 2019 was $16.4 million and $29.1 million, respectively. For the nine months ended September 30, 2020, net cash provided by operating activities was primarily attributable to income excluding the impact of fair value adjustment of contingent consideration as well as increased payments collected from customers on account receivables; partially offset by a $10.0 million increase in contract assets. For the nine months ended September 30, 2019, net cash provided by operating activities was driven primarily by an increase in net income; partially offset by a $16.9 million increase in contract assets.

For the year ended December 31, 2019, net cash provided by operating activities was $41.8 million. This cash provided was primarily from an increase in net income. Cash provided by operating activities also resulted from changes in $2.0 million from unit-based compensation, which was offset by a $21.7 million change in contract assets due to the ASC 606 adoption, $1.8 million change in accounts receivable, and a $0.8 million change in prepaid expenses.

For the year ended December 31, 2018, net cash provided by operating activities was $28.6 million. This cash provided was primarily from an increase in net income. Cash provided by operating activities also resulted from changes in $2.5 million from unit-based compensation, which was offset by a $2.6 million change in unbilled revenue, $0.4 million change in accounts receivable, and a $0.5 million change in prepaid expenses.

For the year ended December 31, 2017, net cash provided by operating activities was $13.1 million. This cash provided was primarily from an increase in net income. Cash provided by operating activities also resulted from changes in $0.9 million from unit-based compensation, which was offset by a $3.4 million change in unbilled revenue and a $0.5 million change in accounts receivable.

Net cash payments on notes payable for the years ended December 31, 2019, 2018 and 2017 related to Open Lending’s indebtedness totaled $2.5 million, $2.5 million and $2.2 million, respectively. Open Lending’s net cash from operating activities for the years ended December 31, 2017, 2018 and 2019 was an inflow of $41.8 million, an inflow of $28.6 million and an inflow of $13.0 million, respectively. Accordingly, Open Lending’s net cash from operating activities for the years ended December 31, 2017, 2018 and 2019 was sufficient to cover these payments.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Cash Flows from Investing Activities

For the nine months ended September 30, 2020 and September 30, 2019, net cash used in investing activities was $1.1 million and $0.1 million, respectively, in each period cash used primarily consisted of purchases of furniture and equipment

For the year ended December 31, 2019, net cash used in investing activities was $0.1 million. This cash used primarily consisted of purchases of furniture and equipment.

For the year ended December 31, 2018, net cash used in investing activities was $0.1 million. This cash used primarily consisted of consisted of purchases of furniture and equipment.

For the year ended December 31, 2017, net cash used in investing activities was $0.04 million. This cash used primarily consisted of purchases of furniture and equipment.

Cash Flows from Financing Activities.

Our cash flows provided by and used in financing activities primarily consists of increases in debt and repayments of debt, member distributions, proceeds from stock warrant exercise transactions and our equity recapitalization.

For the nine months ended September 30, 2020, net cash provided by financing activities was $92.6 million. The cash inflow includes $160.2 million in net proceeds associated with our new term loan secured through a credit agreement entered into March 11, 2020, and $88.0 million in proceeds received in connection with stock warrant exercise transactions during the three months ended September 30, 2020. The cash used primarily consisted of a $135.4 million distribution to Open Lending, LLC’s unitholders, $14.9 million in connection with our recapitalization, net of transaction costs, and $5.4 million of debt principal repayments.

For the nine months ended September 30, 2019, net cash used in financing activities was $32.2 million. This cash used consisted of a $1.9 million debt principal repayment and a $30.4 million distribution to members.

For the year ended December 31, 2019, net cash used in financing activities was $44.9 million. This cash used primarily consisted of a $2.5 million debt principal repayment and a $42.4 million distribution to members.

For the year ended December 31, 2018, net cash used in financing activities was $21.4 million. This cash used primarily consisted of a $2.5 million debt principal repayment and a $18.9 million distribution to members.

For the year ended December 31, 2017, net cash used in financing activities was $14.1 million. This cash used primarily consisted of a $2.2 million debt principal repayment and a $11.8 million distribution to members.

Long-Term Debt

Our long-term debt consists of a $170.0 million Term Loan under the Credit Agreement that we entered into on March 11, 2020. The Term Loan in a principal amount of $170.0 million was funded on March 12, 2020. The proceeds of the Term Loan, together with cash on hand, was used (i) to make investor loans, (ii) to finance a distribution to equity investors prior to the consummation of the Business Combination, (iii) to pay transaction expenses and (iv) for other general corporate purposes and working capital.

Tax Receivable Agreement

In connection with the Closing, the Company entered into a Tax Receivable Agreement with Nebula, the Blocker, Blocker’s sole shareholder, and Open Lending LLC. The Tax Receivable Agreement generally provides

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

for the payment by the Company to the TRA holders, as applicable, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes (or are deemed to realize in certain circumstances) in periods after the Closing as a result of: (i) certain tax attributes of Blocker and/or Open Lending LLC that existed prior to the Business Combination and were attributable to the Blocker; (ii) certain increases in the tax basis of Open Lending LLC’s assets resulting from the Transactions; (iii) imputed interest deemed to be paid by the Company as a result of payments the Company makes under the Tax Receivable Agreement; and (iv) certain increases in tax basis resulting from payments the Company makes under the Tax Receivable Agreement. The Company will retain the benefit of the remaining 15% of these cash savings. The liability recognized for the Tax Receivable Agreement was $88.1 million.

The actual increases in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreements, will vary depending upon a number of factors, including the amount and timing of the taxable income the Company generates in the future, the U.S. federal income tax rates then applicable and the portion of the payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis. The foregoing amount of expected future payments to TRA holders is merely an estimate and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreements payments as compared to the foregoing estimates.

Unitholders’ Distribution

On March 24, 2020, Open Lending, LLC’s Board of Managers approved a non-liquidating cash distribution to its Members in the amount of $135.0 million and retained cash reserves of $35 million in light of recent events, including the uncertainties created by the occurrence of the COVID-19 pandemic. The cash reserve is in excess of the minimum requirements under the Company’s Credit Agreement.

On September 30, 2020, our cash and cash equivalents and restricted cash was $117.8 million. Projected operating cash flows and available cash on hand is expected to support our business operations for the foreseeable future. Given the uncertainty in market and economic conditions related to the COVID-19 outbreak, we will continue to evaluate the nature and extent of the impact to its business and financial position.

At December 31, 2019, our cash and cash equivalents and restricted cash was $9.9 million. In March 2020, we closed a $170 million term loan which generated net proceeds of approximately $160 million, after deducting debt issuance costs. The primary use of proceeds was $135 million non-liquidating cash distribution to the Company’s members and retaining an additional $25 million in cash reserves. Projected operating cash flows and strong available cash on hand is expected to support our business operations for the foreseeable future. Given the uncertainty in the rapidly changing market and economic conditions related to the COVID-19 outbreak, will continue to evaluate the nature and extent of the impact to its business and financial position.

Our liquidity and ability to fund its capital requirements is dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control and many of which are described under “Risk Factors.” If those factors significantly change or other unexpected factors adversely affect Open Lending, Open Lending’s business may not generate sufficient cash flow from operations or it may not be able to obtain future financings to meet its liquidity needs.

Other Factors Affecting Liquidity and Capital Resources

Operating Lease Obligations. Our operating lease obligations consist of a lease of real property from third-parties under non-cancellable operating leases, including the lease of our current office space. The operating lease rent expense for our former office space was $0.6 million and $0.5 million for the nine months ended September 30, 2020 and 2019 respectively The operating lease rent expense for our former office space was $0.6 million, $0.6 million and $0.6 million for fiscal years 2019, 2018 and 2017, respectively. The lease for

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

our former office space expired on September 30, 2020. On June 17, 2019, we executed a new lease agreement (the “G&I Lease”), with G&I VII Barton Skyway, LP, a Delaware limited partnership, to lease an office space located at 1501 South MoPac Expressway, Austin, TX 78746 (Suite 450) for a period of 100 months commencing on October 1, 2020. The lease agreement provides an extension option for a period of 60 months beyond the end of the initial term, subject to specific conditions. Under the new G&I Lease, there are $0.6 million of operating lease obligations due within the next twelve months.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure used by management to evaluate its operating performance, generate future operating plans, and make strategic decisions, including those relating to operating expenses and the allocation of internal resources. Accordingly, we believe these measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. In addition, they provide useful measures for period-to-period comparisons of our business, as they remove the effect of certain non-cash items and certain variable charges. Adjusted EBITDA is defined as GAAP net income (loss) excluding interest expense, income taxes, depreciation and amortization expense, share-based compensation expense, change in fair value of contingent consideration and transaction bonuses as a result of the Business Combination. Adjusted EBITDA margin is defined as Adjusted EBITDA expressed as a percentage of total revenue. The following table presents a reconciliation of net income to Adjusted EBITDA for each of the periods indicated (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
Reconciliation of net income (loss) to consolidated adjusted EBITDA	2020	2019	2020	2019	2019	2018	2017
Net income (Loss)	$(71,133)	$14,716	$(112,766)	$45,104	$62,544	$28,279	$15,770
Non-GAAP adjustments:
Change in fair value of contingent consideration	83,130	—	131,932	—	—	—	—
Transaction bonuses	—	—	9,112	—	—	—	—
Interest expense	3,572	70	7,980	238	322	341	418
Provision (benefit) for income taxes	4,021	41	5,385	(58)	(30)	37	59
Depreciation and amortization	167	26	406	78	105	80	20
Equity-based compensation	—	487	2,676	1,497	1,984	2,572	1,006

Total adjustments	90,890	624	157,491	1,755	2,381	3,030	1,503
Adjusted EBITDA	19,757	15,340	44,725	46,859	64,925	31,309	17,273

Total net revenue	$29,762	$22,104	$69,259	$66,771	$92,847	$52,192	$32,380
Adjusted EBITDA margin	66%	69%	65%	70%	69.9%	60.0%	53.3%

Critical Accounting Policies and Estimates

In preparing our Consolidated Financial Statements, we make assumptions, judgments and estimates that can have a significant impact on our revenue, loss from operations and net loss, as well as on the value of certain assets and liabilities on our consolidated balance sheet. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions.

The consolidated financial statements have been prepared in accordance with U.S. GAAP. To prepare these financial statements, we make estimates, assumptions, and judgments that affect what our reports as our assets

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

and liabilities, what we disclose as contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the periods presented.

In accordance with our policies, we regularly evaluate our estimates, assumptions, and judgments, including, but not limited to, those concerning revenue recognition, depreciation and amortization, contingencies, share-based compensation, and income taxes. We base our estimates, assumptions, and judgments on our historical experience and on factors we believe reasonable under the circumstances. The results involve judgments about the carrying values of assets and liabilities not readily apparent from other sources. If our assumptions or conditions change, the actual results we report may differ from these estimates. We believe the following critical accounting policies affect the more significant estimates, assumptions, and judgments we use to prepare these consolidated financial statements. See Note 2 Summary of Significant Accounting and Reporting Policies and Recent Development in the notes accompanying our financial statements for a summary of our significant accounting policies, and discussion of recent accounting pronouncements.

Profit Share Revenue Recognition

We recognize revenues in accordance with Financial Accounting Standards Board, Accounting Standards Codification Topic 606, Revenue from Contracts with Customers. The application of ASC 606 requires us to make judgments and estimates related to the classification, measurement and recognition of revenue. Our revenue primarily consists of program fees derived from contracts with lending institutions, and profit share and claims administration service fees from contracts with insurance carriers and is recognized when the contractual performance obligation is satisfied. See Note 8 Revenue, of the accompanying consolidated financial statements for more information.

The primary judgment relating to the recognition of revenue is the estimation of our profit share with our insurance partners, which relies on market rate assumptions and our proprietary database, which has been accumulated over the last 20 years, and market rate assumptions. To determine the profit share revenue, we use forecasts of loan-level earned premium and insurance claim payments. These forecasts are driven by the projection of loan defaults, prepayments and severity rates. These assumptions are based on our observations of the historical behavior for loans with similar risk characteristics. The assumptions also take consideration of the forecast adjustments under various macroeconomic conditions and the current mix of the underlying portfolio of our insurance partners. To the extent these assumptions change, our profit share revenue will be adjusted.

For profit share revenue recognition purposes, particularly to measure the profit share variable consideration, we update our forecast of loan default, loss severity and prepayment assumptions on a quarterly basis. The loan default rate also incorporates multiple macro-economic scenarios with conservatism embedded in a stressed scenario to ensure a representation of an economic recession.

When we deem it necessary, we back-test the major estimate assumptions to ensure the accuracy of the revenue recognition model. We also benchmark back-testing results of our forecast default rates against those reported by auto lenders. We update our profit-share forecasting model on an annual basis, resulting in a forecasted prepayment rate consistent with actual prepayment rates.

The impact on profit share revenue for the year ended December 31, 2019 resulting from our sensitivity analysis is summarized below (in thousands, except percentages):

Assumptions	Defaults		Prepayments		Severity
Stress Size	10%	-10%	10%	-10%	10%	-10%
Impact on Revenue	-3.6%	3.7%	-3.2%	3.4%	-3.8%	3.8%

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Income tax and uncertain tax positions

Prior to closing of the Business Combination, Open Lending, LLC, the sole owner of Lenders Protection, LLC and Open Lending Services, Inc., was a treated as a partnership for U.S. federal income tax purposes. Therefore, no provision had historically been made for federal income tax purposes prior to the closing.

Subsequent to closing, Open Lending, LLC became a disregarded entity, wholly owned by the Company by and through its wholly owned subsidiaries. As of the close of the Business Combination, the Company has been subject to U.S. federal income tax on a consolidated basis.

Our effective tax rate is based on income at statutory tax rates, adjusted for non-taxable and non-deductible items and tax credits. Management’s best estimate of future events and their impact is included in our effective tax rate. Certain changes or future events, such as changes in tax legislation, could have an impact on our estimates and effective tax rate. Audit periods remain open for review until the statute of limitations has passed.

The calculation of income taxes involves estimating the actual current tax liability together with assessing temporary differences in recognition of income (loss) for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our Consolidated Balance Sheet. We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, we are required to develop estimates of the anticipated timing of the reversal of existing deferred tax liabilities, as well as estimates of future taxable income in some instances. Judgment is inherent in this process and differences between the estimated and actual amounts could result in a material impact on our Consolidated Financial Statements.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step requires us to determine whether the weight of available evidence indicates that the tax position has met the threshold for recognition. Therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently complex and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We re-evaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Although we believe the Company has no material uncertain tax positions as of September 30, 2020 or December 31, 2019, no assurance can be Share-based compensation awards

We measure and recognize compensation expense for all share-based awards made to employees based on estimated fair values on the date of grant. The compensation expense is recognized on a straight-line basis over the requisite service period. Forfeitures are recognized as occurred. To determine the fair value of the share-based awards, we use a waterfall model set-up using the Monte-Carlo simulation framework, with inputs for the share value of Open Lending, expected share volatility, expected term of the awards, risk-free interest rate and expected preferred and common distributions. This determination of fair value is affected by assumptions regarding a number of highly complex and subjective variables. Changes in the subjective assumptions can materially affect the estimate of their fair value. See Note 9 Share-based Compensation, of the accompanying consolidated financial statements for more information.

Share-based compensation awards

We measure and recognize compensation expense for all share-based awards made to employees based on estimated fair values on the date of grant. The compensation expense is recognized on a straight-line basis over

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

the requisite service period. Forfeitures are recognized as occurred. To determine the fair value of the share-based awards, we use a waterfall model set-up using the Monte-Carlo simulation framework, with inputs for the share value of Open Lending, expected share volatility, expected term of the awards, risk-free interest rate and expected preferred and common distributions. This determination of fair value is affected by assumptions regarding a number of highly complex and subjective variables. Changes in the subjective assumptions can materially affect the estimate of their fair value. See Note 9 Share-based Compensation, of the accompanying consolidated financial statements for more information.

Emerging Growth Company

Pursuant to the JOBS Act, an emerging growth company may adopt new or revised accounting standards that may be issued by FASB or the SEC either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We intend to take advantage of the exemption for complying with new or revised accounting standards within the same time periods as private companies. Accordingly, the information contained herein may be different than the information provided by other public companies.

We also intend to take advantage of some of the reduced regulatory and reporting requirements of emerging growth companies pursuant to the JOBS Act so long as Open Lending qualifies as an emerging growth company, including, but not limited to, an exemption from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from the requirements of holding non-binding advisory votes on executive compensation and golden parachute payments.

New Accounting Standards Issued But Not Yet Adopted

See Note 2 Summary of Significant Accounting and Reporting Policies and Recent Development to the consolidated financial statements for our discussion about new accounting pronouncements adopted and those pending.

Off Balance Sheet Arrangements

Open Lending does not engage in off-balance sheet financing arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K.

Related Party Transactions

Open Lending incurred consulting expenses of approximately $0.7 million, $0.6 million and $0.4 million in the years ended December 31, 2019, 2018 and 2017, respectively, with entities owned by members of our management team and board of directors. These expenses include consulting fees paid to EWMW, LP, owned by Sandy Watkins, former Chairman of Open Lending’s board of directors, fees related to marketing services provided by Objective Advisors, Inc., owned by the wife of John Flynn, CEO of Open Lending, and human resource services rendered by HireBetter, LLC, which is owned by Kurt Wilkin, a member of Open Lending’s board of directors. On March 25, 2020, Mr. Jessup borrowed $6.0 million from Open Lending in accordance with the promissory note in place and the loan was paid in full by Mr. Jessup on March 30, 2020, with proceeds received as a result of the non-liquidating distribution paid by Open Lending to its members.

We believe the terms obtained or consideration that we paid, as applicable, in connection with the transactions described above were comparable to terms available or the amounts that would be paid, as applicable, in arm’s-length transactions.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Contractual Obligations

As of September 30, 2020, our contractual commitments consisted of obligations under the Credit Agreement and operating lease obligations. The following table summarizes our contractual obligations as of September 30, 2020 (in thousands):

	Payments due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Debt Principal, interest and fees	$241,250	$17,315	$36,025	$38,091	$149,000
Operating lease obligations	7,475	630	1,755	1,856	3,234
Other contractual commitments	186	186		—	—

Total contractual Obligations	$248,911	$18,131	$37,780	$40,766	$152,234

Please see “Liquidity and Capital Resources” for a discussion of Open Lending’s debt and operating lease obligations.

Quantitative and Qualitative Disclosures About Market Risk

Our operations include activities in the United States. These operations expose us to a variety of market risks, including the effects of changes in interest rates and changes in consumer attitudes toward vehicle ownership. We monitor and manage these financial exposures as an integral part of our overall risk management program.

Market Risk

In the normal course of business we are exposed to market risk and have established policies designed to protect against the adverse effects of this exposure. We are exposed to risks associated with general economic conditions and the impact of the economic environment on the willingness of consumers to finance auto purchases. Specifically, economic factors such as interest rate levels, changes in monetary and related policies, market volatility, consumer confidence and, unemployment rates in particular also influence consumer spending and borrowing patterns. We also face risk from competition to acquire, maintain and develop new relationships with auto lenders as well as competition from a wide variety of auto lenders who are (or are affiliated) with financial institutions and have capacity to hold loans on their balance sheets.

Concentration Risk

While, historically, Open Lending has not had significant concentration risk in its client base, for some period of time in the future, Open Lending expects a significant portion of certified loan volume to come from OEM Captives. Additionally, Open Lending relies on its largest insurance partner for a significant portion of its profit share and claims administration service fee revenue. Termination or disruption of this relationship could materially adversely impact its revenue.

Interest Rate Risk

We entered into the Credit Agreement providing for the Term Loan on March 11, 2020, requiring us to make monthly principal and interest payments based on a rate of LIBOR plus 6.50% (subject to a 1% LIBOR floor) or the base rate plus 5.50%. We had $167.9 million of borrowings outstanding under the Term Loan as of September 30, 2020.

Open Lending had $3.3 million of borrowings outstanding under the Note as of December 31, 2019. Open Lending had no borrowings outstanding Term Loan Credit Agreement as of December 31, 2019.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Company Overview

We are a leading provider of lending enablement and risk analytics to credit unions, regional banks and OEM Captives. Open Lending’s clients, collectively referred to herein as automotive lenders, make automotive loans to underserved near-prime and non-prime borrowers by harnessing Open Lending’s risk-based pricing models, powered by Open Lending’s proprietary data and real-time underwriting of automotive loan default insurance coverage from Insurers. Since Open Lending’s inception in 2000, it has facilitated over $8 billion in automotive loans, accumulating 20 years of proprietary data and developed over two million unique risk profiles. Open Lending currently caters to 340 active automotive lenders.

Open Lending specializes in risk-based pricing and modeling and provides automated decision-technology for automotive lenders throughout the United States. We believe that Open Lending addresses the financing needs of near-prime and non-prime borrowers, or borrowers with a credit score between 560 and 699, who are underserved in the automotive finance industry. Traditional lenders focus on prime borrowers, where an efficient market has developed with interest rate competition that benefits borrowers. Independent finance companies focus on sub-prime borrowers. Borrowers that utilize the near-prime and non-prime automotive lending market have fewer lenders focused on loans with longer terms or higher advance rates. As a result, near-prime and non-prime borrowers often turn to sub-prime lenders, resulting in higher interest rate loan offerings than the consumers’ credit profile often merits or warrants. Open Lending seeks to make this market more competitive, resulting in more attractive loan terms.

We believe that Open Lending’s market opportunity is significant. The near-prime and non-prime automotive loan market is $250 billion annually, resulting in an approximate $14.6 billion annual revenue opportunity for Open Lending. Open Lending is currently serving less than 1% of this market, providing a significant opportunity for Open Lending to continue to grow. Open Lending addresses this market through its LPP.

Open Lending’s LPP enables automotive lenders to make loans that are insured against losses from defaults. Open Lending has been developing and advancing the proprietary underwriting models used by LPP for approximately 20 years. LPP provides significant benefits to Open Lending’s growing ecosystem of automotive lenders, automobile dealers and Insurers.

A key element of LPP is the ability to facilitate risk-based interest rates that are appropriate for each loan and lender. Open Lending’s interest rate pricing is customized to each automotive lender, reflecting the cost of capital, loan servicing costs, loan acquisition costs, expected recovery rates and target return on assets of each. Using Open Lending’s risk models, Open Lending projects monthly loan performance results, including expected losses and prepayments for automotive lenders that use LPP. The product of this process is a risk-based interest rate, inclusive of elements to recover all projected costs, program fees and insurance premiums, given the risk of the loan, to return a targeted return on asset goal. LPP generates, on average, approximately $1,161 in revenue per loan, inclusive of the program fee, administrative fee and profit share.

Automotive Lenders and Dealers. Open Lending’s customers for its LPP are automotive lenders who rely on Open Lending to help them make more loans, by assessing the risk of the loan. Open Lending’s customers also rely on Open Lending to assist in insuring against the default of these loans by helping pair these customers with highly-rated insurance companies that mitigate the added risk associated with lending to near-prime and non-prime borrowers. The LPP enables lenders to expand their lending guidelines to offer loans to borrowers with lower credit scores, potentially leading to higher loan advance rates and increased loan volumes. LPP is designed to provide a seamless, real-time experience for automotive lenders that is intuitive and easy to use. We believe LPP integrates directly with lenders’ existing loan origination systems (“LOS”), while also allowing the dealers and automotive lenders to electronically receive all-inclusive loan rates in real-time with no manual intervention.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Open Lending’s business model is a B2B2C model. Open Lending’s customers are automotive lenders, who serve millions of borrowers, who in turn are the customers of the automotive lenders. Open Lending gets access to loan application information from the automotive lenders. Open Lending supports loans originated through a number of channels, including direct loans where the customer interfaces directly with the lender, indirect loans through networks of auto dealers who work with Open Lending’s automotive lenders, and in targeted refinance programs implemented by Open Lending’s automotive lenders.

Insurers. Open Lending partners with “A” rated insurance carriers that provide default insurance to automotive lenders on individual automotive loans made by their lenders and LPP underwrites the risk on each loan application. The insurance carriers issue default insurance to Open Lending’s automotive lending customers that cover the loans generated through LPP. The default insurance is “first loss” insurance with limits on coverage tied to vehicle recovery rates, which encourages Open Lending’s automotive lenders to maximize recoveries on repossessed automobiles and creates a strong alignment of interest. As part of the insurance policy, the automotive lender is listed as the name insured under the policy representing a direct contractual relationship between the automotive lender and the insurer.

The insurance carriers are required to maintain an “A” rating by A.M. Best insurance rating company. The carriers contract with Open Lending’s indirect wholly-owned subsidiary, Insurance Administrative Services LLC (“IAS”), to perform claims administration and in turn pay Open Lending administrative fees representing a portion of the insurance premiums paid by the automotive lenders. As Open Lending’s subsidiary, IAS provides continuity of customer service and allows for a seamless experience between LPP and the automotive lenders. Open Lending has one-way exclusivity agreements with Amtrust North America, Inc. and CNA Financial Corp. through 2022, which are described below.

LPP is powered by its proprietary technology that delivers speed, scalability and decision-making support for the automotive lenders. It supports the full transaction lifecycle, including credit application, underwriting, real-time insurance approval, settlement, servicing, invoicing of insurance premiums and fees, and advance data analytics of automotive lender’s portfolio under the program. Through data derived at loan origination and the data collected by IAS, Open Lending has loan life performance data on each loan in its portfolio insured to date.

Open Lending’s ecosystem of lenders and insurance carriers allows Open Lending to generate revenues with minimal customer acquisition, marketing and distribution costs, resulting in attractive unit economics and strong margins. When Open Lending acquires a new automotive lender, the lender brings with them an aggregated consumer customer base and access to indirect auto lending dealer network.

Open Lending believes that it has a strong revenue model built upon repeat and growing usage by automotive lenders. Open Lending’s profitability is strongly correlated with transaction volume. In addition, Open Lending collects an administrative fee on the total earned monthly insurance premium on the insurance policies IAS services. The insurance premium for Open Lending’s Insurers and its revenue streams are collected monthly by a surplus lines insurance broker, through automated clearing house transfers. Open Lending receives a profit share of the total monthly insurance underwriting profit earned by its Insurers.

AmTrust Agreement

On October 22, 2013 Lenders Protection, LLC, a wholly-owned subsidiary of Open Lending (“LP”), entered into a Producer Agreement (the “AmTrust Agreement”), as amended on July 1, 2017, with Amtrust North America, Inc., a Delaware corporation (“AmTrust”), through which LP earns claims administration service fees and profit share revenue. Under the AmTrust Agreement, AmTrust facilitates the issuance of credit default insurance in connection with loans closed through the Lenders Protection Program. The AmTrust Agreement currently terminates on December 31, 2023, and thereafter automatically renews for two-year terms unless either party provides the other with written notice of termination at least 180 days prior to expiration. The AmTrust Agreement contains a non-competition provision in favor of LP.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Under the AmTrust Agreement, early termination is permitted by either party at any time, upon mutual written consent; by either party upon a delivery of notice of termination in connection with certain specified bankruptcy events with respect to the other party; by AmTrust upon notice to LP in the event that the surplus line broker fails to make payment to AmTrust; by either party upon 30 days’ written notice in the event of a material breach by the other party that is not cured; by either party immediately upon notice to the other due to any “problematic change of control” of the other party without prior written approval; by either party immediately if a governmental authority finds the AmTrust Agreement to be unenforceable; by LP immediately in the event any carrier issuing policies fails to maintain an A.M Best rating of at least “A-”; by LP if AmTrust breaches the non-competition commitment; and by LP within 90 days if AmTrust provides the LP notice of its intent to compete.

Neither party may assign the AmTrust Agreement or any of its rights or delegate any of its duties or obligations thereunder in any transaction that does not constitute a change of control, without the prior written consent of the other party.

A “change of control” is defined under the AmTrust Agreement as: the sale of all or substantially all the assets of either party; the issuance, sale, or transfer of equity interests of either party following which the equityholders that hold a majority of the economic and voting interests of either party cease to own a majority of the equity interests of such entity; or any dissolution, winding up, cessation of business or liquidation of either party other than in connection with an event of bankruptcy. The Business Combination did not qualify as a change of control under the AmTrust Agreement.

A “problematic change of control” is defined as any change of control wherein the acquirer engages in a directly competitive business with LP or AmTrust; or the acquiring party maintains, or is generally regarded as maintaining, creditworthiness less than that maintained by the party being acquired.

CNA Agreement

On October 1, 2017 LP entered into a Producer Agreement (the “CNA Agreement”), as amended on July 1, 2017, with Continental Casualty Company (“CNA”), an Illinois corporation, through which LP earns claims administration service fees and profit share revenue. Under the agreement, CNA facilitates the issuance of credit default insurance policies to financial institutions that enter into a program agreement with LP for use of its proprietary software platform. The CNA Agreement terminates on December 31, 2023, and automatically renews for one-year terms unless either party provides the other with written notice of termination at least 180 days prior to expiration. The CNA Agreement contains non-competition provision in favor of LP.

Under the CNA Agreement, early termination is permitted by either party at any time, upon mutual written consent; by either party upon a delivery of notice of termination in connection with certain specified bankruptcy events with respect to the other party; by CNA upon notice to LP in the event that the surplus line broker fails to make payment to CNA; by either party upon 30 days’ written notice and cure-period in the event of a material breach by the other party; by either party immediately upon notice to the other due to any “problematic change of control” of the other party without prior written approval; by either party immediately if a governmental authority finds the producer agreement to be unenforceable; by LP immediately in the event any carrier issuing policies fails to maintain an “A” or “A.M. Best” rating; by LP if CNA breaches the non-competition commitment; by LP if CNA provides notice to LP of its intent to compete; and by either party for fraud or willful misconduct.

Neither party may assign the CNA Agreement or any of its rights or delegate any of its duties or obligations thereunder in any transaction that does not constitute a change of control, without the prior written consent of the other party.

A “change of control” is defined under the CNA Agreement as: the sale of all or substantially all the assets of either party; the issuance, sale, or transfer of equity interests of either party following which the equityholders

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

that hold a majority of the economic and voting interests of either party cease to own a majority of the equity interests of such entity; or any dissolution, winding up, cessation of business or liquidation of either party other than in connection with an event of bankruptcy. The Business Combination did not qualify as a change of control under the CNA Agreement.

A “problematic change of control” is defined under the producer agreement as any change of control of LP wherein the acquirer is an insurance company engaged in a directly competitive business of CNA.

Open Lending’s Market Opportunity

Automotive loans for many near-prime and non-prime borrowers have been historically referred by the automotive lenders and third-party subprime financing companies. Open Lending’s proprietary technology enables automotive lenders to assess the creditworthiness of borrowers and mitigate credit risk through Open Lending’s unique insurance solution without ceding to such third-party finance companies. This helps Open Lending’s automotive lenders maintain their consumer relationships instead of turning their clients over to third-parties.

The automotive industry is still seeking solutions to address the near-prime and non-prime borrower market. The near-prime and non-prime automotive loan market is a large, underserved sector with an approximate $14.6 billion revenue opportunity and an annual $250 billion underlying near-prime and non-prime auto loan market. Open Lending is currently engaged with less than 1% of this market. Open Lending presents a compelling value proposition to the national network of OEM Captives, credit unions, banks and other automotive lenders by expanding the range of credit scores and loan-to-values where lenders can safely and profitably lend. Through the use of LPP, Open Lending believes it allows automotive lenders to increase application flow from near-prime and non-prime borrowers and help them broaden credit appetite with limited incremental risk. The insurance protection against default of these loans increases the ability for the automotive lenders to enter into these lending transactions with little to minimal additional risk. Additionally, Open Lending has solidified its channel partner relationships with fintech online lending partners, who source auto loan applications off the internet and offer refinance opportunities to near-prime and non-prime borrowers who have been mispriced by sub-prime auto lenders. Presently, Open Lending has relationships with two OEM Captives, as described below.

On October 1, 2019, LP entered into an agreement with an auto finance company through which LP provides access to and use of the LPP in exchange for program fees. Under the agreement, the auto finance company utilizes the LPP to make credit available to borrowers. The term of this agreement continues until all insured loans are no longer covered under the program insurance defined in the agreement. For purposes of any future originations, either party may terminate this agreement upon breach by the other party of any of the sections of the agreement. So long as the underlying loans remain outstanding, the agreement will remain in place with respect to those loans.

On July 12, 2019, LP entered into a Master Services Agreement (the “MSA”) and a Program Agreement (the “Program Agreement”, and together with the MSA, the “FinCo Agreement”), with another auto finance company (“Auto FinCo”), through which LP provides Auto FinCo access to and use of the LPP in exchange for compensation. Under the FinCo Agreement, Auto FinCo uses the LPP to make credit available for purchases of motor vehicles by customers who do not qualify for financing under Auto FinCo’s standard terms. The term of the Program Agreement continues until July 12, 2021, and automatically renews for one-year periods unless notice of non-renewal is given by either party to the other at least sixty days prior to the expiration date of the Program Agreement. Auto FinCo may terminate the MSA and/or the Program Agreement without cause upon one day prior written notice to LP, and LP may terminate the MSA and/or the Program Agreement without cause upon 180 days prior written notice to Auto FinCo. Either party may terminate the MSA and/or the Program Agreement for default as set forth in the MSA.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Key Product

Lenders Protection Program, Open Lending’s flagship product, is an automotive lending program designed to underwrite default insurance on loans made to near-prime and non-prime borrowers. The program uses proprietary risk-based pricing models combined with loan default insurance provided by highly-rated third-party insurers. LPP links automotive lenders, LOS and insurance companies. LPP enables automotive lenders to assess the credit risk of a potential borrower within five seconds using data driven analysis enabling the lender to generate an all-inclusive, insured, interest rate for a loan for the borrower.

The technology backing LPP is comprised of two primary elements. The first primary element is Open Lending’s proprietary, multi-tenant software technology platform, which functions to fulfill the needs of all constituents in Open Lending’s eco-system. This software technology delivers underwriting results, loan-life reporting, consultative analyses and invoicing to Open Lending’s automotive lenders. This technology also fulfills the invoicing, reporting and collection needs of Open Lending’s Insurers. Through electronic system integration, Open Lending’s software technology connects Open Lending to all parties in its ecosystem. Open Lending believes that its ability to perform these tasks in various work streams electronically provides it with the ability to rapidly scale at minimum cost.

The second primary element of the LPP is its unique database that drives risk decisioning, with proprietary data accumulated in the last 20 years. At origination when a loan is insured, all attributes of the transaction are stored in the database. Through IAS, Open Lending ultimately gets loan life performance data on each insured loan. Having extremely granular origination and performance data allows Open Lending’s data scientists and actuaries to constantly evolve and refine its risk models, based on actual experience and new third-party information sources. Open Lending’s dataset is different from most automotive lender data on near-prime and non-prime auto loans: higher loan advance rates in lower credit scores, older model used cars, higher mileage vehicles, longer loan terms with lower credit score and higher loan-to-value borrowers. This allows Open Lending’s automotive lenders to make more loans to near-prime and non-prime borrowers that they would otherwise decline.

LPP risk models use a proprietary score in assessing and pricing risk on automotive loan applications. This proprietary score combines credit bureau data and alternative consumer data to more effectively assess risk and determine the appropriate insurance premium for any given loan application.

Open Lending is currently integrated with many third-party LOS, allowing it to electronically accept, underwrite, price, and process loan applications and respond in real-time to the automotive lenders. Some of these third-party LOS also act as resellers for Open Lending, which lowers Open Lending’s customer acquisition costs.

Open Lending’s Ecosystem

Open Lending has built a robust ecosystem of automotive lenders, Insurers and borrowers. LPP enables automotive lenders directly and borrowers indirectly to benefit from enhanced access to each other and to Open Lending’s technology, resulting in increased loan generation and access to the automotive market for a larger population.

Value Proposition to Lenders and Dealers

Increased sales volume. LPP allows automotive lenders to add financing solutions and increase underwriting and credit protection solutions that we believe enable such automotive lenders to make more near-prime and non-prime loans with attractive risk return profiles. We believe LPP also allows dealers to sell more vehicles to near-prime and non-prime borrowers by enabling them to make loans to borrowers with additional risk profiles. LPP also helps automotive lenders and dealers make loans on additional vehicles, including financing on older

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

model vehicles, higher mileage used vehicles and on after-market product sales. Used vehicle sales increased in the United States for six consecutive years from 2014-2019.

•

Ability to finance older model year vehicles. LPP underwriting allows automotive lenders to advance loans on used vehicles up to 9 model years old, compared to 4 to 7 model years under traditional automotive loan models, helping expand the sales reach of dealers.

•

Ability to finance higher mileage vehicles. Many automotive lenders limit mileage on eligible vehicles to 100,000 miles or less. LPP underwriting guidelines allow automotive lenders to underwrite loans for maximum mileage of 150,000 or less, enabling automotive lenders to finance the purchase of vehicles with higher mileage than is generally available in the market, expanding the sales reach of dealers.

•

Higher allowance for after-market product sales. A material profit center for auto dealers is the profit on sale of after-market products such as Guaranteed Asset Protection insurance, or insurance covering the difference between the loan balance and insurance proceeds when a vehicle is damaged, vehicle warranties and extended service plans. Automotive lenders generally impose a maximum limit on the amount of after-market products that can be included in the loan balance. Based on Open Lending’s experience with many automotive lenders, LPP maximum limit on after-market products that can be included in the loan balance is higher, allowing dealers the opportunity to make higher profits. If the automotive lender has a significant flow of direct to consumer auto loans, they also have the ability to sell these products and generate incremental fee income from higher after-market product sales.

Higher risk-adjusted return on assets. In an effort to manage risk, most automotive lenders concentrate their loan portfolios in super prime and prime auto loans. Automotive lenders’ appetite for these loans results in a very efficient market where competition is expressed through interest rates. For automotive lenders that do not have size and scale, the result is a compressed return on assets on their super prime and prime loan portfolios. The near-prime and non-prime segment is much less efficient and consumer behavior is driven more by monthly loan payments than interest rates. LPP, therefore, attempts to enable automotive lenders to generate higher return on assets, and return on equity than traditional prime and super prime portfolios with a risk profile buttressed by credit protection from highly rated Insurers. Additionally, many of the loans generated using LPP have already been processed through the automotive lender’s LOS. The automotive lenders already incur costs for processing such loans and LPP enables such lenders to convert the loss on a denied loan into an earning asset on its books.

Loss mitigation on near-prime and non-prime loans. Near-prime and non-prime auto loans carry more risk and higher losses than super prime and prime auto loans. The default insurance coverage offered to Open Lending’s customers transfers the vast majority of the risk and increased losses to the Insurers.

Higher loan advance rates. LPP may enable higher loan advances relative to vehicle value on auto loans. This allows automotive dealers and lenders to get internal approvals more often on requested loan structures instead of receiving counter-offers at lower loan advance rates.

Seamless integration. Open Lending designs its LPP to be easily integrated into the LOS of the financial institutions and existing automotive lenders to enable its customers to facilitate loans and sales using the LPP. This frictionless onboarding makes consumer point-of-sale financing available for dealers and automotive lenders of all sizes.

Enhanced borrower experience. Utilizing LPP, automotive lenders can serve more borrowers and meet a broader range of their financing needs.

Value Proposition to Insurers

Access to our proprietary technology and merchant network. Over the past two decades, Open Lending has built and refined its technology to deliver significant value to automotive lenders and dealers. Open Lending believes its insurer partners would require significant time and investment to build such a technology solution and lender network themselves.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

No customer acquisition cost and limited operating expenses. LPP alleviates the need for its insurance carriers to bear any marketing, software development or technology infrastructure costs to insure loans. In addition, by providing claims administration services to the carriers, the Insurers have far less administrative burden in servicing the policies.

Unique risk with significant underwriting profitability. Auto loan default coverage is a relatively unique line of insurance for Insurers and, historically, Open Lending’s Insurers have experienced significant underwriting profitability. Relative to most property and casualty insurance lines, this coverage is less correlated providing risk diversity for Insurers.

Value Proposition for Borrowers

Lower interest rates. Given the costs and financial goals Open Lending’s automotive lenders target and the specific risk posed by each loan, the goal of LPP is to find the lowest interest rate possible for the borrowers. LPP finds the appropriate risk-based interest rate for each loan application.

Lower payments. Near-prime and non-prime borrowers are more sensitive to monthly payment requirements than interest rates. By allowing longer loan terms, LPP may lead to lower monthly payments for consumers. By eliminating or reducing down payments and lower monthly payments, LPP lowers borrowing costs and gives borrowers more disposable income.

Reduction or elimination of loan down payments. Automotive lenders that use LPP typically have higher loan advance rates relative to vehicle value than most other automotive lenders that do not use LPP, which Open Lending believes eliminates or materially reduces the down payment required of borrowers.

Our Business Model

Open Lending generates revenue of approximately 5% of the balance on each loan originated. Revenue is comprised of fees paid by automotive lenders for the use of LPP to underwrite loans; fees paid by Open Lending’s Insurers for claim administration services; and, profit-sharing with Insurers providing insurance protection to automotive lenders. Therefore, revenue is comprised of three streams: program fee, administration fee and insurance profit participation. The first two streams provide a fee-based revenue for the loans processed through LPP and the third stream is based on an underwriting profit share over the term of the loan. Nearly 70% of the expected revenue is collected by Open Lending in the first 12 months after loan origination, with the balance comprised of administration fees and underwriting profit share that are realized over the remaining life of the loan.

LPP fees vary as a percentage of the loan amount and average approximately $470 per loan, and are recognized upfront upon receipt of the loan by the consumer. The program fee is either paid in one single payment in the

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

month following the month of certification of the loan or in equal monthly payments over the first 12 months following loan certification. Administration fees are collected for claims management performed by Open Lending’s subsidiary, IAS. Administration fees are 3% of monthly insurance premium for as long as a loan remains outstanding. The administration fee is recognized monthly as received and decreases over time as the loan amortizes. The profit share represents Open Lending’s participation in the underwriting profit of the Lenders Protection Program. Open Lending receives 72% of the aggregate monthly insurance underwriting profit on each insurer’s portfolio, calculated as the monthly premium earned by the carrier less the carrier’s expenses and incurred losses. The underwriting profit on each loan is earned over its life with the majority earned in the first twelve months of the loan.

Open Lending’s flagship product has been tested through various economic cycles, including the economic downtown in 2008, enabling highly accurate risk pricing and credit decision-making with minimized loss ratios. Open Lending believes it has been highly accurate in predicting loan defaults with an over 99% accuracy rate realized for all loans it has generated since 2010.

In addition, Open Lending has not historically had concentration risk in its client base, given that its lending clients are distributed across the country with Open Lending’s top 10 clients consistently accounting for less than 37% of total program fees over the last three years. Open Lending’s largest client accounts for only approximately 5% of total program fees earned by Open Lending. With the future certified loan volume Open Lending anticipates from OEM Captives, Open Lending does anticipate concentration risk for some period into the future. Open Lending expects to have significant concentration in its largest automotive lender relationships for the foreseeable future and anticipates that its business will experience significant concentration with OEM Captives throughout 2020.

Open Lending’s digital, success-based offering enables an efficient, low-cost distribution model and offers frictionless setup with minimal startup costs to automotive lenders. Open Lending sources credit unions and bank sales leads from a range of partners that account for 62% of its sales pipeline and 60% of new clients. Compensation to Open Lending’s distribution partners is based on a percentage of the program fees it actually collects and, therefore, is entirely success based. For the fiscal years ended December 31, 2019, 2018 and 2017, the aggregate compensation paid by Open Lending to its distribution partners was $2.8 million, $1.4 million and $1.0 million, respectively. Open Lending’s integration with many LOS systems, some of which also act as resellers, further helps drive client generation and recruitment at minimal additional costs. Open Lending focuses on lenders with over $100 million in automotive loan assets and Open Lending has nearly tripled its client base since 2013.

Open Lending’s Partners

Open Lending’s lending partners include credit unions, regional banks, automotive OEM Captives and non-bank auto finance companies. Open Lending has additional partners that provide auto loan sourcing and loan fulfillment services to its automotive lenders. These companies obtain a substantial proportion of their auto purchase or auto refinance applications from internet-based auto selling, buying or consumer credit management sites. Open Lending is also in discussions with additional banks and OEM Captives, with which Open Lending may partner in the future. Open Lending currently partners with Amtrust Financial Services and CNA Financial Corp. as its two insurance carriers.

Competition

Competition for Open Lending occurs at two levels: (1) competition to acquire and maintain automotive lenders; and (2) competition to fund near-prime and non-prime auto loans.

Competition to acquire and maintain automotive lenders. For LPP, which combines lending enablement, risk analytics, near-prime and non-prime auto loan performance data, real-time loan decisioning, risk-based pricing

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

and auto loan default insurance, Open Lending does not believe there are any direct competitors. The credit bureaus provide customized risk models for underwriting and most LOS provide for custom underwriting rules and loan underwriting, while third-party lending-as-a-service companies provide turn-key LOS. Most automotive lenders have some minority portion of their auto loan portfolios in near-prime and non-prime loans, however, these near-prime and non-prime loans are generally at lower loan advance rates, shorter loan terms, limited to newer model years of vehicles and lower mileage maximums. A very limited number of national banks and sub-prime lenders underwrite and originate near-prime and non-prime loans with the characteristics of the LPP portfolio.

Competition to fund near-prime and non-prime auto loans. The near-prime and non-prime lending market is highly fragmented and competitive. Open Lending faces competition from a diverse landscape of consumer lenders, including traditional banks and credit unions, as well as alternative technology-enabled lenders like LendingClub Corporation, Square, Inc., Social Finance, Inc., Avant, LLC, Prosper Funding LLC and Credit Acceptance Corporation, among others. Many of Open Lending’s competitors are (or are affiliated with) financial institutions with the capacity to hold loans on their balance sheets. These would include money center banks, super-regional banks, regional banks, OEM Captives, finance companies and sub-prime lenders. Some of these competitors offer a broader suite of products and services than Open Lending does, including retail banking solutions, credit and debit cards and loyalty programs.

Government Regulation

Open Lending operates in a heavily regulated industry that is highly focused on consumer protection. Statutes, regulations and practices that have been in place for many years may be changed, and new laws have been, and may continue to be, introduced to address real and perceived problems in the financial services industry in general and automotive lending in particular. These laws and how they are interpreted continue to evolve.

The regulatory framework to which Open Lending is subject includes U.S. federal, state and local laws, regulations and rules. U.S. federal, state and local governmental authorities, including state financial services and insurance agencies, have broad oversight and supervisory authority over Open Lending’s business. Federal and state agencies also have broad enforcement powers over Open Lending, including powers to investigate Open Lending business practices and broad discretion to deem particular practices unfair, deceptive, abusive or otherwise not in accordance with the law.

Open Lending’s business requires compliance with several regulatory regimes, including those applicable to consumer lending. In particular, the laws which Open Lending may be subject to directly or indirectly include:

•	state laws and regulations that impose requirements related to loan disclosures and terms, credit discrimination, and unfair or deceptive business practices;

•

the Truth-in-Lending Act, and its implementing Regulation Z, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions;

•

Section 5 of the Federal Trade Commission Act, which prohibits unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Act, which prohibits UDAAP, in connection with any consumer financial product or service;

•

the Equal Credit Opportunity Act, and its implementing Regulation B, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the Federal Consumer Credit Protection Act or any applicable state law;

•

the FCRA, and its implementing Regulation V, as amended by the Fair and Accurate Credit Transactions Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies;

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

•

the Fair Debt Collection Practices Act, and its implementing Regulation F, the Telephone Consumer Protection Act, as well as state debt collection laws, all of which provide guidelines and limitations concerning the conduct of debt collectors in connection with the collection of consumer debts;

•	the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;

•

the GLBA, and the California Consumer Protection Act, which include limitations on the disclosure of nonpublic personal information by financial institutions about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other privacy laws and regulations;

•

the rules and regulations promulgated by the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the National Credit Union Administration, as well as state banking regulators;

•

the Servicemembers Civil Relief Act, which allows active duty military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties;

•

the Electronic Fund Transfer Act, and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines and restrictions on the electronic transfer of funds from consumers’ bank accounts;

•

the Electronic Signatures in Global and National Commerce Act, and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures; and

•	the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures.

Open lending is also subject to state insurance, insurance brokering, insurance agency regulations, third-party administration company statutes and similar statutes.

The number and complexity of these laws, and vagaries in their interpretations, present compliance and litigation risks from inadvertent error and omissions which Open Lending may not be able to eliminate from its operation or activities. The laws, regulations and rules described above are subject to legislative, administrative and judicial interpretation, and some of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently-enacted laws and regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the laws and regulations to which Open Lending is subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class-action lawsuits, with respect to Open Lending’s compliance with applicable laws and regulations.

Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activity regarding consumer finance and insurance transactions, including facilitating and assisting such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing for consumer debt collection or servicing. Open lending must comply with state licensing requirements to conduct its business. LPP is licensed as a property and casualty insurance agency and regulated by the insurance regulator in each state in which Open Lending operates. All Lenders Protection sales personnel are individually licensed as property and casualty insurance agents in each state in which they operate. IAS is licensed as a third-party administration agent and is regulated by the insurance regulator in each state in which Open Lending operates.

Open lending is also supervised by regulatory agencies under U.S. law. From time to time, Open Lending receives examination requests that require Open Lending to provide records, documents and information relating

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

to its business operations. State attorneys general, state licensing regulators, and state and local consumer protection offices have authority to investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding Open Lending’s operations and activities.

Legal Proceedings

As of the date of this prospectus, Open Lending was not a party to any material legal proceedings. In the future, Open Lending may become party to legal matters and claims arising in the ordinary course of business, the resolution of which Open Lending does not anticipate would have a material adverse impact on its financial position, results of operations or cash flows.

Intellectual Property

Open Lending seeks to protect its intellectual property by relying on a combination of federal, state, and common law in the United States, as well as on contractual measures. Open Lending uses a variety of measures, such as trademarks and trade secrets, to protect its intellectual property. Open Lending also places appropriate restrictions on its proprietary information to control access and prevent unauthorized disclosures, a key part of its broader risk management strategy.

Open Lending has registered several trademarks related to its name, “Open Lending,” including trademarking “Lenders Protection” as well as Open Lending’s logo. Open Lending believes its name and logo are important brand identifiers for consumers and for lenders, dealers and insurance carriers.

Facilities

Open Lending leases its office space, which consists of 25,368 square feet located in 1501 South MoPac Expressway, Austin, TX 78746 (Suite 450). Open Lending’s lease runs for a period of 100 months commencing on October 1, 2020. Open Lending believes its current office space is sufficient to meet its needs until the expiration of its lease.

Employees

As of September 30, 2020, Open Lending employed approximately 98 employees, with substantially all located in Texas. None of Open Lending’s employees is currently represented by a labor union or has terms of employment that are subject to a collective bargaining agreement. Open Lending considers its relationships with its employees to be good and have not experienced any work stoppages.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT

Management and Board of Directors

The following persons serve as our executive officers and directors.

Name	Age	Position
Executive Officers:
John J. Flynn	65	Chairman, Director and Chief Executive Officer
Ross M. Jessup	57	Director, President and Chief Operating Officer
Charles D. Jehl	52	Chief Financial Officer
Matthew R. Roe	37	Chief Revenue Officer
Kenneth E. Wardle	46	Chief Risk Officer

Non-Employee Directors:
Adam H. Clammer	50	Director
Eric A. Feldstein	61	Director
Blair J. Greenberg	37	Director
Shubhi Rao	54	Director
Jessica Snyder	49	Director
Gene Yoon	45	Director
Brandon Van Buren	37	Director

Executive Officers

John Flynn serves as the Chief Executive Officer of Open Lending. Mr. Flynn served as President of Open Lending from April 2000 to August 2020 and as a member of its Board of Managers since 2000. Mr. Flynn also currently serves as President and Chief Executive Officer of Lenders Protection, LLC since 2003 and as President of Insurance Administrative Services, LLC since 2011, each a wholly owned subsidiary of Open Lending. Mr. Flynn previously served as Chief Executive Officer at Washington Gas Light Federal Credit Union in Springfield, VA from 1983 to 1994, and as Senior Vice President of Sales and Marketing for Good2cu.com, LLC from 1999 to 2000. In addition, Mr. Flynn formerly led marketing at The Equitable (Equitable Holdings, Inc.) from 1997 to 1999, where he spearheaded the design and execution of the firm’s national marketing program for the credit union industry. Mr. Flynn is the Co-founder of Objective Advisors, Inc., a registered investment advisory firm dedicated to providing objective financial management services exclusively to credit unions and banks nationwide, where he served as a Board Member from 1995 to 2018; Co-founder of The Finest Federal Credit Union, which serves the police and law enforcement agencies of New York City, where he served as Advisor from 2014 to 2019. Mr. Flynn holds a Bachelor of Arts degree in Accounting from Bloomsburg University. We believe Mr. Flynn is qualified to serve as President and Chief Executive Officer and a member of our Board of Managers due to his more than forty years of experience working in the credit union, banking and financial services industry.

Ross Jessup serves as the President and Chief Operating Officer of Open Lending. Mr. Jessup has served as Chief Financial Officer of Open Lending from April 2000 until August 2020 and as a member of its Board of Managers since 2000. Mr. Jessup also serves as Chief Financial Officer and Chief Operations Officer of Lenders Protection, LLC, a wholly-owned subsidiary of Open Lending since April 2000. Prior to Open Lending, Mr. Jessup worked at the Jessup Group from 1998-2000, Montgomery Jessup & Co. from 1991-1998 and in public accounting at Arthur Anderson LLP from 1985-1991. Mr. Jessup is a Certified Public Accountant licensed in the state of Texas and a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. Jessup holds a Bachelor of Arts degree in Accounting from the University of Mississippi. We believe Mr. Jessup is qualified to serve as Chief Financial Officer and Chief Operations Officer and a member of our Board of Managers due to his over thirty years of experience in corporate finance, accounting, leadership and operations.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Charles D. Jehl has served as the Chief Financial Officer of Open Lending since August 28, 2020. Prior to his appointment, Mr. Jehl served as a consultant to the Company since April 2020. From 2015 through 2019, Mr. Jehl served as Chief Financial Officer and Treasurer of Forestar Group Inc., a New York Stock Exchange listed company (“Forestar Group”). Prior that, Mr. Jehl served in other executive positions with Forestar Group, including Chief Accounting Officer from 2005—2013. Jehl is a Certified Public Accountant licensed in the state of Texas and a member of the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. He holds a Bachelor of Arts degree in Accounting from Concordia University at Austin.

Matt Roe has served as the Chief Revenue Officer of Open Lending since October 2019 and serves as the Chief Revenue Officer of the Company. Mr. Roe has been with Open Lending since 2007, and has worked in a variety of roles across the marketing, implementation, operations, finance and IT systems divisions, including as Marketing Manager from September 2010 to April 2016, National Accounts Manager from January 2013 to December 2016, Regional Vice President of Sales from April 2016 to October 2017 and Senior Vice President from October 2017 to October 2019. Mr. Roe has more than ten years of experience working with the Open Lending marketing, account management, sales and product teams. Mr. Roe holds a Bachelor of Arts degree from Texas State University.

Kenneth Wardle has served as the Chief Risk Officer of Open Lending since July 2019 and serves as the Chief Risk Officer of the Company. Mr. Wardle previously worked as Chief Operating Officer for Horizon Digital Finance Holdings, Inc. from May 2018 to July 2019; Chief Executive Officer of Jet Business Loans, LLC from July 2015 to June 2017; Co-founder and Executive Vice President of Exeter Finance Corporation, a company that specializes in subprime auto financing, from August 2006 to December 2014; and in leadership roles at AmeriCredit Corporation (now GM Financial) from November 2005 to August 2006 and Drive Financial, LP (now Santander Consumer, USA) from October 2004 to November 2005. Mr. Wardle’s experience spans key functions within the lending industry including portfolio and risk management, financial operations, research analytics, credit analysis, information technology, compliance and corporate reporting. Mr. Wardle holds a Bachelor of Business Administration degree from Texas Wesleyan University and an MBA from Texas Christian University.

Non-Employee Directors

Adam H. Clammer has been Nebula’s Co-Chairman, Co-Chief Executive Officer, and a Director since inception. Mr. Clammer is a Founding Partner of True Wind Capital, a private equity fund manager focused on the technology industry, where he serves on the Investment Committee and is responsible for all aspects of managing the firm. Prior to founding True Wind Capital in 2015, Mr. Clammer was with KKR, a global investment manager, which he joined in 1995. At KKR, Mr. Clammer co-founded and led the Global Technology Group from 2004 to 2013, was a senior member of the Healthcare Group, and participated in investments across multiple industries. He served on public company boards as a director of AEP Industries (NASDAQ: AEPI), a manufacturer of flexible plastic packaging films, from 1999 to 2004, a director of Zhone Technologies (NASDAQ: ZHNE), a provider of communications network equipment, from 2002 to 2006, a director of MedCath (NASDAQ: MDTH), a cardiovascular services provider, from 2002 to 2008, a director of Jazz Pharmaceuticals (NASDAQ: JAZZ), a biopharmaceutical company, from 2004 to 2007, a director of Avago, now Broadcom (NASDAQ: AVGO), a designer of analog semiconductors, from 2005 to 2013, a director of NXP (NASDAQ: NXPI), a manufacturer of semiconductor chips, from 2007 to 2010, and a director of Eastman Kodak (NYSE: KODK), a provider of imaging products and services, from 2009 to 2011. Mr. Clammer served on several private company boards including Aricent, GoDaddy, and TASC among others, as well as a member of the operating committee of SunGard Data Systems. Mr. Clammer currently serves as Chairman of the Board of The Switch, a video solutions service provider, since 2016, as Chairman of the Board of ARI Network Services, a sales-focused software and marketing services provider, since 2017 and as a director of Pegasus Transtech (“Transflo”), a software and solutions provider to the transportation industry, since 2017. Prior to joining KKR, Mr. Clammer worked in the Mergers & Acquisitions group at Morgan Stanley in New York and Hong Kong

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

from 1992 to 1995. He holds a B.S. in Business Administration from the University of California, Berkeley and an M.B.A. from Harvard Business School, where he was a Baker Scholar. We believe Mr. Clammer is qualified to serve as a member of the board of directors because of his experience in the financial sector.

Eric A. Feldstein has served on our board of directors since August 28, 2020. Prior to joining New York Life Insurance Company, Mr. Feldstein served as the Chief Financial Officer of Health Care Service Corporation from 2016 to 2019. From 2010 to 2016, he served as an Executive Vice President with American Express. Mr. Feldstein began his career in finance with General Motors where he held a variety of roles with increasing responsibility. He served as Treasurer from 1997 to 2002, and subsequently served as CEO of GMAC Financial Services from 2002-2008. Mr. Feldstein holds a Bachelor of Arts from Columbia University and Master of Business Administration from Harvard University. We believe Mr. Feldstein is qualified to serve as a member of the board of directors because of his extensive public company experience.

Blair Greenberg has served as a member on the Board of Managers of Open Lending since March 2016 until June 2020 and is now a member of our board of directors. Mr. Greenberg is also a partner at Bregal Sagemount (Bregal Investments, Inc.) and has been with the fund since January 2013. Prior to Bregal Sagemount, Mr. Greenberg worked at Technology Crossover Ventures (TCMI, Inc.) (“TCV”) from July 2006 to January 2013, where he focused on investing in technology and financial services companies. Prior to TCV, Mr. Greenberg worked for UBS Investment Bank (UBS Group AG) (“UBS”) in the Financial Institutions Group from July 2004 to June 2006. At UBS, Mr. Greenberg focused on mergers & acquisitions and capital raising transactions for financial technology, asset management, and specialty finance companies. Mr. Greenberg received a Bachelor of Sciences in Business Administration with a concentration in Finance from the Kelley School of Business at Indiana University Bloomington, and an MBA with concentrations in Finance, Management & Strategy, and Marketing from the Kellogg School of Management at Northwestern University. We believe that Mr. Greenberg is qualified to serve as a member of our Board of Managers based on his extensive experience in the technology and financial services industry.

Shubhi Rao has served on our board of directors since August 5, 2020. She was vice president, treasurer and officer of Alphabet from 2016 to 2018 and group treasurer of Tesco PLC in London from 2014 to 2016. Ms. Rao began her career in finance at Ford Motor Company. She held several leadership roles within the Treasurer’s office including assistant treasurer of Ford of Europe. Shubhi is a mother, wife, fundraiser and serves on the boards of think tanks—International Center for Research on Women and Center for Global Development. She is also the honorary member of the executive advisory council for the Federal Reserve Bank of San Francisco. Shubhi earned her B.S. in Computer Science Engineering from Michigan State University and a MBA from the University of Michigan, Ann Arbor. We believe Ms. Rao is qualified to serve as a member of the board of directors because of her extensive public company experience.

Jessica Snyder has served on our board of directors since August 5, 2020. Ms. Snyder is the president and chief executive officer of GuideOne Insurance Company. Previously, she was senior vice president—Commercial and Specialty Lines at State Auto Insurance Companies. Jessica held several other positions during her tenure at State Auto, including chief operating officer and chief financial officer of the company’s specialty subsidiary, and senior vice president of Specialty. Prior to joining State Auto, Jessica was a member of a three-person team that raised the capital for the formation and start-up operations of Rockhill Holdings, a niche property and casualty business that was purchased by State Auto in 2009. She was also the chief financial officer for Citizens Property Insurance Corporation. In 2016, Jessica was named one of Insurance Business’ Elite Women of the Year. Ms. Snyder earned her bachelor’s degree in accounting from the University of Wisconsin and her Master of Business Administration from the University of Florida. We believe Ms. Snyder is qualified to serve as a member of the board of directors because of her extensive experience in the financial services sector.

Gene Yoon has been the Managing Partner of Bregal Sagemount since 2012 as a member on the Board of Managers of Open Lending since 2016 to June 2020 and is now a member of our board of directors. Prior to founding Bregal Sagemount in 2012, he was the Head of Private Equity for the Americas Special Situations

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Group at Goldman Sachs from 2007 to 2012, where he focused on middle market growth equity investing. Before Goldman Sachs, Mr. Yoon served as a Partner at Great Hill Partners, a private equity firm specializing in the media, communications, technology, and business services sectors from 2001 to 2007. Earlier in his career, Mr. Yoon was Director of Corporate Development at Geocast Network Systems, Inc., a venture-backed technology infrastructure provider from 1999 to 2001. Mr. Yoon began his career at Donaldson, Lufkin & Jenrette in investment banking from 1997 to 1999. Mr. Yoon holds both a Bachelors in Economics and an MBA from The Wharton School at the University of Pennsylvania. We believe that Mr. Yoon is qualified to serve as a member of our Board of Managers based on his extensive experience in the financial sector.

Brandon Van Buren is a Partner at True Wind Capital and has been with the fund since October 2017 and has served as a member of our board of directors since June 2020. From August 2014 to September 2017, Mr. Van Buren was a Principal at Google Capital, Alphabet Inc.’s private investment arm, where he led growth equity investments within the technology, media, and telecommunications sectors. Prior to joining Google, Mr. Van Buren was with Kohlberg Kravis Roberts & Co., a global investment manager, from 2010 to 2012 where he executed leveraged buyout transactions within the technology space. Mr. Van Buren has served as a director of Zix Corporation (NASDAQ: ZIXI) since February 2019. Mr. Van Buren holds a Bachelor of Science degree in Business Administration with concentrations in Finance and Accounting from California Polytechnic State University, San Luis Obispo and a Masters of Business Administration from Harvard Business School where he was a Baker Scholar. We believe Mr. Van Buren is qualified to serve as a member of the board of directors because of his experience in the financial sector.

Corporate Governance

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders following the Business Combination. Notable features of this corporate governance include:

•

independent director representation on our audit, compensation and nominating and corporate governance committees, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC.

Election of Officers

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly appointed or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors consists of six directors. Each of our directors will continue to serve as a director until the election and qualification of his or her successor or until his or her earlier death, resignation or removal. The authorized number of directors may be changed by resolution of our board of directors. Vacancies on our board of directors can be filled by resolution of our board of directors.

Our board of directors is divided into three classes, each serving staggered, three-year terms:

•

our Class I directors are Mr. Van Buren, a designee of the Nebula Holdings, LLC, and Mr. Yoon, a designee of the Bregal Sagemount I, L.P., and Eric A. Feldstein with terms expiring at the first annual meeting of stockholders following the date of this prospectus;

•

our Class II directors are Mr. Clammer, a designee of the Nebula Holdings, LLC, and Mr. Greenberg, a designee of the Bregal Sagemount I, L.P., and Shubhi Rao with terms expiring at the second annual meeting of stockholders following the date of this prospectus; and

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

•

our Class III directors are Mr. Flynn, Open Lending’s Chief Executive Officer, and Ross Jessup, Open Lending’s President and Chief Operating Officer, both of whom are designees of Open Lending’s founders, and Jessica Snyder with terms expiring at the third annual meeting of stockholders following the date of this prospectus.

Each of Nebula, Bregal Sagemount I, L.P.and Open Lending are entitled to designate certain number of directors for five years following the Closing subject to certain stock ownership requirements. Open Lending will have the right to appoint one additional director to each of the classes set forth above.

As a result of the staggered board, only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms.

Independence of our Board of Directors

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that the board of directors will meet independence standards under the applicable rules and regulations of the SEC and the listing standards of NASDAQ. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the sections titled “Certain Open Lending Relationships and Related Party Transactions” and “Certain Nebula Relationships and Related Person Transactions.”

Board Committees

Our board of directors has three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. Each of the committees will report to the board of directors as it deems appropriate and as the board of directors may request. The expected composition, duties and responsibilities of these committees are set forth below. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities. For so long as Nebula has a right to nominate a director to our board of directors, each of our compensation committee and the nominating and corporate governance committee shall include one of the directors nominated by Nebula.

Audit Committee

Adam H. Clammer, Eric A. Feldstein, Blair J. Greenberg, Shubhi Rao, Jessica Snyder and Brandon Van Buren serve as members of the audit committee, with Ms. Snyder serving as the chair. The audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent registered public accounting firm and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent registered public accounting firm and takes those actions as it deems necessary to satisfy itself that the independent registered public accounting firm is independent of management. Subject to phase-in rules and a limited exception, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Our audit committee will meet the requirements for independence of audit committee members under applicable SEC and NASDAQ rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and NASDAQ. In addition, Mr. Greenberg qualifies as our “audit committee financial expert,” as such term is defined in Item 407 of Regulation S-K.

Our board of directors has adopted a new written charter for the audit committee, which is available on our website. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Compensation Committee

Adam H. Clammer, Blair J. Greenberg, Brandon Van Buren and Gene Yoon serve on the Company’s compensation committee, with Mr. Greenberg serving as the chair. The compensation committee will determine our general compensation policies and the compensation provided to our officers. The compensation committee will also make recommendations to our board of directors regarding director compensation. In addition, the compensation committee will review and determine unit-based compensation for our directors, officers, employees and consultants and will administer our equity incentive plans. Our compensation committee will also oversee our corporate compensation programs. Each member of our compensation committee will be independent, as defined under the NASDAQ listing rules, and satisfies NASDAQ’s additional independence standards for compensation committee members. Each member of our compensation committee is a non-employee director (within the meaning of Rule 16b-3 under the Exchange Act).

Our board of directors has adopted a new written charter for the compensation committee, which is available on our website. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Nominating and Corporate Governance Committee

Adam H. Clammer, Blair J. Greenberg, Jessica Snyder and Gene Yoon serve on the Company’s nominating and corporate governance committee, with Mr. Yoon serving as the chair. The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. Each member of our nominating and corporate governance committee will be independent as defined under the NASDAQ listing rules.

Our board of directors has adopted a new written charter for the nominating and corporate governance committee, which is available on our website. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee will also have the responsibility to review with management the process by which risk assessment and management is undertaken, monitor compliance with legal and regulatory requirements, and review the adequacy and effectiveness of our internal controls over financial reporting. Our nominating and corporate governance committee will be responsible for periodically evaluating our company’s corporate governance policies and systems in light of the governance risks that our company faces and the adequacy of our company’s policies and procedures designed to address such risks. Our compensation committee will assess and monitor whether any of our compensation policies and programs is reasonably likely to have a material adverse effect on our company.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past. None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Code of Ethics

Our board of directors has adopted a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of ethics is available on our website.

We intend to disclose future amendments to certain provisions of our code of ethics, or waivers of certain provisions as they relate to our directors and executive officers, at the same location on our website or in public filings. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

EXECUTIVE COMPENSATION

As an emerging growth company, we have opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for its principal executive officer and its two other most highly compensated executive officers.

This section discusses the material components of the executive compensation program offered to the executive officers of the Company who would have been “named executive officers” for 2019. Such executive officers consist of the following persons, referred to herein as our named executive officers (the “NEOs”):

•	John J. Flynn, our Chief Executive Officer;

•	Ross M. Jessup, our President and Chief Operating Officer; and

•	Ryan J. Collins, our former Chief Technology Officer and Chief Information Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt could vary significantly from our historical practices and currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents information regarding the compensation earned or received by certain of Open Lending executive officers for services rendered during the fiscal year ended December 31, 2019.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
John Flynn,	2019	400,000	141,662	220,000	25,200	786,862
President and Chief Executive Officer

Ross Jessup,	2019	400,000	141,662	220,000	25,200	786,862
Chief Financial Officer and Chief Operating Officer

Ryan Collins(4),	2019	300,000	17,465	135,000	8,400	460,865
Chief Technology Officer and Chief Information Officer

(1)

Amounts reported includes for each of Messrs. Flynn and Jessup an annual discretionary cash bonus of $100,000, and for each of Messrs. Flynn, Jessup, and Collins an aggregate production commission of $41,662 for Messrs. Flynn and Jessup and $17,465 for Mr. Collins.

(2)

Amounts reported reflect annual cash incentive bonuses, which were awarded based on achievement of corporate performance goals in 2019 and paid in 2020. The 2019 annual cash incentive bonus determinations are described in more detail below under the heading “—Annual Cash Bonuses.”

(3)

Amounts reported reflect 401(k) matching contributions made by us to each of Messrs. Flynn, Jessup, and Collins and for each of Messrs. Flynn and Jessup a 401(k) profit sharing contribution of $16,800.

(4)	Mr. Collins resigned from the Open Lending on September 14, 2020.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Narrative Disclosure to Summary Compensation Table

Executive Offer Letters/Agreements

Employment Agreement with Mr. Flynn

The Company entered into an employment agreement with John J. Flynn (the “Flynn Employment Agreement”), effective as of August 28, 2020, in which Mr. Flynn will serve as the Chairman and Chief Executive Officer of the Company. Mr. Flynn will have an initial base salary of $500,000 per year, subject to periodic review and adjustment by the board of directors. Commencing in the fiscal year 2021, Mr. Flynn will also be eligible to receive cash incentive compensation as determined by the board of directors and the compensation committee, subject to the terms of any applicable incentive compensation plan that may be in effect from time to time. Pursuant to the Flynn Amendment, Mr. Flynn received a grant of 38,580 restricted stock units on November 5, 2020 (the “Flynn Time-Based Grant”). The Flynn Time-Based Grant will vest over three years and nine months from November 5, 2020 and shall be fully vested no later than November 5, 2024. Mr. Flynn will also receive a grant of 38,580 restricted stock units on January 1, 2021 (the “Flynn Performance-Based Grant”). The Flynn Performance-Based Grant will vest, subject to the completion of certain performance criteria over a three-year performance period beginning November 5, 2020, as determined by the board of directors or the compensation committee of the board of directors in its discretion.

The Flynn Employment Agreement further describes the payments and benefits to which Mr. Flynn would be entitled upon termination of his employment under certain circumstances. Specifically, if Mr. Flynn’s employment is terminated either by the Company without “cause” or by Mr. Flynn for “good reason” (each as defined in the Flynn Employment Agreement), Mr. Flynn will be entitled to receive an amount equal to 24 months of pay at the Flynn Compensation Rate (as defined in the Flynn Employment Agreement), paid out in substantially equal installments in accordance with the Company’s payroll practice over 12 months, subject to Mr. Flynn’s execution of a release of claims in favor of the Company. For a period of up to 18 months, the Company will also pay to the group health plan provider, the COBRA provider or Mr. Flynn a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to Mr. Flynn if he had remained employed by the Company, subject to Mr. Flynn’s continued copayment of premium amounts at the active employees’ rate.

The Flynn Employment Agreement also provides for certain payments and benefits following a “change in control” (as defined in the Flynn Employment Agreement) of the Company. If during the 12-month period following the occurrence of a change in control Mr. Flynn’s employment is terminated by either the Company without “cause” or by Mr. Flynn for “good reason,” Mr. Flynn will be entitled to receive a lump-sum payment equal to one and one-half times the Flynn Compensation Rate plus the greater of Mr. Flynn’s annual cash bonus for the then-current year or the target annual cash bonus in effect immediately prior to the change of control. The Company will also pay to the group health plan provider, the COBRA provider or Mr. Flynn a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to Mr. Flynn if he had remained employed by the Company for a period of up to 18 months, subject to Mr. Flynn’s copayment of premium amounts at the active employees’ rate. If any such payments or benefits would be subject to the excise tax imposed by Section 4999 of the Code, such payments shall be reduced so that the sum of these payments shall be $1.00 less than the amount at which Mr. Flynn becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction will only occur if it would result in Mr. Flynn receiving a higher after tax amount than he would receive if such payments were not subject to such reduction.

Employment Agreement with Mr. Jessup

The Company entered into an employment agreement with Ross M. Jessup (the “Jessup Employment Agreement”), effective as of August 28, 2020, in which Mr. Jessup will serve as the President and Chief Operating Officer of the Company. Mr. Jessup will have an initial base salary of $500,000 per year, subject to periodic review and adjustment by the board of directors. Commencing in the fiscal year 2021, Mr. Jessup will

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

also be eligible to receive cash incentive compensation as determined by the board of directors and the compensation committee of the board of directors, subject to the terms of any applicable incentive compensation plan that may be in effect from time to time. Pursuant to the Jessup Amendment, Mr. Jessup received a grant of 27,557 restricted stock units on November 5, 2020 (the “Jessup Time-Based Grant”). The Jessup Time-Based Grant will vest over three years and nine months beginning November 5, 2020 and shall be fully vested no later than November 5, 2024. Mr. Jessup will also receive a grant of 27,558 restricted stock units on January 1, 2021 (the “Jessup Performance-Based Grant”). The Jessup Performance-Based Grant will vest, subject to the completion of certain performance criteria over a three-year performance period beginning November 5, 2020, as determined by the board of directors or the compensation committee of the board of directors in its discretion.

The Jessup Employment Agreement further describes the payments and benefits to which Mr. Jessup would be entitled upon termination of his employment under certain circumstances. Specifically, if Mr. Jessup’s employment is terminated either by the Company without “cause” or by Mr. Jessup for “good reason” (each as defined in the Jessup Employment Agreement), Mr. Jessup will be entitled to receive an amount equal to 24 months of pay at the Jessup Compensation Rate (as defined in the Jessup Employment Agreement), paid out in substantially equal installments in accordance with the Company’s payroll practice over 6 months, subject to Mr. Jessup’s execution of a release of claims in favor of the Company. For a period of up to 18 months, the Company will also pay to the group health plan provider, the COBRA provider or Mr. Jessup a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to Mr. Jessup if he had remained employed by the Company, subject to Mr. Jessup’s continued copayment of premium amounts at the active employees’ rate.

The Jessup Employment Agreement also provides for certain payments and benefits following a “change in control” (as defined in the Jessup Employment Agreement) of the Company. If during the 12-month period following the occurrence of a change in control Mr. Jessup’s employment is terminated by either the Company without “cause” or by Mr. Jessup for “good reason,” Mr. Jessup will be entitled to receive a lump-sum payment equal to one and one-half times the Jessup Compensation Rate plus the greater of Mr. Jessup’s annual cash bonus for the then-current year or the target annual cash bonus in effect immediately prior to the change of control. The Company will also pay to the group health plan provider, the COBRA provider or Mr. Jessup a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to Mr. Jessup if he had remained employed by the Company for a period of up to 18 months, subject to Mr. Jessup’s copayment of premium amounts at the active employees’ rate. If any such payments or benefits would be subject to the excise tax imposed by Section 4999 of the Code, such payments shall be reduced so that the sum of these payments shall be $1.00 less than the amount at which Mr. Jessup becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction will only occur if it would result in Mr. Jessup receiving a higher after tax amount than he would receive if such payments were not subject to such reduction.

Employment Agreement with Mr. Jehl

The Company entered into an employment agreement with Charles D. Jehl (the “Jehl Employment Agreement”), effective as of August 28, 2020, in which Mr. Jehl will serve as the Chief Financial Officer and Treasurer of the Company. Mr. Jehl will have an initial base salary of $375,000 per year, subject to periodic review and adjustment by the board of directors. Mr. Jehl will be eligible to receive cash incentive compensation as determined by the board of directors and the compensation committee of board of directors, subject to the terms of any applicable incentive compensation plan that may be in effect from time to time. Pursuant to the Jehl Amendment, Mr. Jehl received a grant of 16,534 restricted stock units on November 5, 2020 (the “Jehl Time-Based Grant”). The Jehl Time-Based Grant will vest over three years and nine months beginning November 5, 2020 and shall be fully vested no later than November 5, 2024. Mr. Jehl will also receive a grant of 16,535 restricted stock units on January 1, 2021 (the “Jehl Performance-Based Grant”). The Jehl Performance-Based Grant will vest, subject to the completion of certain performance criteria over a three-year performance period beginning November 5, 2020, as determined by the board of directors or the compensation committee of board of directors in its discretion.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

The Jehl Employment Agreement further describes the payments and benefits to which Mr. Jehl would be entitled upon termination of his employment under certain circumstances. Specifically, if Mr. Jehl’s employment is terminated either by the Company without “cause” or by Mr. Jehl for “good reason” (each as defined in the Jehl Employment Agreement), Mr. Jehl will be entitled to receive an amount equal to 24 months of pay at the Jehl Compensation Rate (as defined in the Jehl Employment Agreement), paid out in substantially equal installments in accordance with the Company’s payroll practice over 6 months, subject to Mr. Jehl’s execution of a release of claims in favor of the Company. For a period of up to 12 months, the Company will also pay to the group health plan provider, the COBRA provider or Mr. Jehl a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to Mr. Jehl if he had remained employed by the Company, subject to Mr. Jehl’s continued copayment of premium amounts at the active employees’ rate.

The Jehl Employment Agreement also provides for certain payments and benefits following a “change in control” (as defined in the Jehl Employment Agreement) of the Company. If during the 12-month period following the occurrence of a change in control Mr. Jehl’s employment is terminated by either the Company without “cause” or by Mr. Jehl for “good reason,” Mr. Jehl will be entitled to receive a lump-sum payment equal to the Jehl Compensation Rate plus the greater of Mr. Jehl’s annual cash bonus for the then-current year or the target annual cash bonus in effect immediately prior to the change of control. The Company will also pay to the group health plan provider, the COBRA provider or Mr. Jehl a monthly payment equal to the monthly employer contribution that the Company would have made to provide health insurance to Mr. Jehl if he had remained employed by the Company for a period of up to 12 months, subject to Mr. Jehl’s copayment of premium amounts at the active employees’ rate. If any such payments or benefits would be subject to the excise tax imposed by Section 4999 of the Code, such payments shall be reduced so that the sum of these payments shall be $1.00 less than the amount at which Mr. Jehl becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction will only occur if it would result in Mr. Jehl receiving a higher after tax amount than he would receive if such payments were not subject to such reduction.

Annual Cash Bonuses

Each of Open Lending’s named executive officers is eligible to earn an annual cash incentive bonus based on company and individual achievement of performance targets established by the Open Lending Board in its discretion. For 2019, each of Messrs. Flynn, Jessup and Collins were eligible to earn a target bonus amount, which reflects a percentage of their annual base salaries, of 55%, 55% and 45%, respectively.

With respect to fiscal year ended December 31, 2019, approximately 40% of each named executive officer’s bonus was based on achievement of company revenue and EBITDA targets and the remaining approximately 60% of the bonus was based on achievement of individual goals established for and agreed to by the applicable executive. The bonuses paid to each named executive officer for the fiscal year ended December 31, 2019 are set forth above in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

The board also has the discretion to grant additional discretionary bonuses to our named executive officers on a case-by-case basis. Any discretionary bonuses awarded to a named executive officer for the fiscal year ended December 31, 2019 are set forth above in the Summary Compensation Table in the column entitled “Bonus.”

Equity Compensation

Open Lending sponsors the Class B Unit Incentive Plan (the “Class B Plan”), which is a form of long-term compensation that provides for the issuance of Class B common units (“Class B Units”) to eligible service providers for purposes of retaining them and enabling such individuals to participate in the long-term growth and financial success of Open Lending. The Class B Units are a special class of common units structured to qualify as “profits interest” for tax purposes. Pursuant to the terms of the Class B Plan, the aggregate amount of Class B

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Units available for issuance is limited to 14,241,344, with the aggregate number of Class B Units available for issuance to non-employees not to exceed 995,039. As of December 31, 2019, there are 14,129,157 outstanding Class B Units under the plan. Class B Units covered by awards that are canceled, forfeited, withheld for tax purposes, or repurchased will again be available for grant under the Class B Plan. Open Lending did not grant any Class B Units to its named executive officers during 2019. Outstanding Class B units that were granted to Open Lending’s named executive officers in prior years are further described below in the “Outstanding equity awards at fiscal 2019 year-end” table.

The Class B Plan is administered by the Board of Managers of Open Lending or a committee established and empowered by the Board of Managers. The committee has the discretion to determine the participants in the Class B Plan, the number of Class B Units to be covered by an award, the terms and conditions of any award, and under what circumstances awards may be settled or cancelled. The administrator is authorized to interpret the Class B Plan, to establish, amend and rescind any rules and regulations relating to the Class B Plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The Administrator may amend, suspend, or terminate the Class B Plan, or any portion thereof, at any time and for any reason, provided that no amendment or termination is permitted that would adversely affect any rights associated with a previously granted award without the unitholder’s consent. The Class B Units, and any rights arising thereunder, are not transferable except in certain limited circumstances.

In the event of any change in the capital structure of Open Lending by reason of any reorganization, recapitalization, merger, consolidation, spin-off, reclassification, combination or any transaction similar to any of the foregoing, the administrator may make such substitution or adjustment, if any, as it deems to be equitable, to (i) the number of Class B Units or the number or kind of other equity interest with respect to which awards may be granted under the Class B Plan or which are subject to outstanding Awards and/or (ii) any other affected terms of any outstanding Class B Units.

Class B Units issued under the Class B Plan provide the unitholders with the right to receive a percentage of the Company’s future profits and distribution distributions, subject to achievement of certain threshold values as defined in the Company’s corporate agreement. The Class B Units issued under the Class B Plan generally vest according to a 3-year or 3.25-year vesting schedule, with 25% of the units vesting on the grant date and equal quarterly vesting installments thereafter, subject to the unitholder’s continuous service to Open Lending or its subsidiaries. The Class B Units will become fully vested upon (a) a change of control while the unitholder continues to provide services to Open Lending or its subsidiaries; or (b) termination by the Company without cause, death or disability of the unitholder or constructive discharge of the unitholder (collectively, a “qualified termination”). Any of the Class B Units that are unvested on termination of the service provider’s continuous service (except qualified termination) will be forfeited. Class B unitholders are entitled to participate in Open Lending’s distributions, subject to the return of capital contributions made by the common unitholders and certain other preferred distributions rights upon achieving the “threshold values” outlined in the respective award.

Employee benefit plans

Our named executive officers are eligible to participate in the Open Lending employee benefit plans, including Open Lending’s medical, dental, vision, group life and accidental death and dismemberment insurance plans, in each case, on the same basis as all of our other employees. Open Lending also maintains a 401(k) plan for the benefit of its eligible employees, including the named executive officers, as discussed in the section below entitled “—401(k) plan.”

401(k) plan

Open Lending maintains a retirement savings plan, or 401(k) plan, that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Under the Lenders Protection, LLC Employee

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

401(k) Plan (the “401(k) Plan”), eligible employees may defer eligible compensation subject to applicable annual contribution limits imposed by the Code. Open Lending’s employees’ pre-tax contributions are allocated to each participant’s individual account and participants are immediately and fully vested in their contributions. Under the provisions of the 401(k) Plan, Open Lending will make a safe harbor nonelective contribution equal to 3% of each participant’s compensation and may make discretionary matching contributions, as well as profit sharing contributions, as determined by management. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. The Company made profit sharing contributions of $33,600 and made safe harbor non-elective contributions of $292,204 to the 401(k) Plan during the year ended December 31, 2019.

Pension benefits

Open Lending does not maintain any pension benefit or retirement plans other than the 401(k) Plan.

Nonqualified deferred compensation

Open Lending does not maintain any nonqualified deferred compensation plans.

Outstanding Equity Awards at 2019 Fiscal Year-End

The following table summarizes the number of Open Lending units underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2019:

Name	Share Awards
	Number of Shares or Units That Have Not Vested (#)		Market Value of Shares or Units That Have Not Vested ($)(1)		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John Flynn,	66,971	(1)	753,074	(3)	—	—
Chief Executive Officer	124,935	(2)	976,338	(4)	—	—
Ross Jessup,	66,971	(1)	753,074	(3)	—	—
President and Chief Operating Officer	124,935	(2)	976,338	(4)	—	—
Ryan Collins(5),	66,971	(1)	753,074	(3)	—	—
Chief Technology Officer and Chief Information Officer	124,935	(2)	976,338	(4)	—	—

(1)

On December 1, 2016, each of Messrs. Flynn, Jessup, and Collins received a grant of 1,160,825 Class B-2(A) Units, with 25% of the Units vesting on the grant date and the remaining 75% of the Units vesting in equal whole Unit installments over the next thirteen (13) calendar quarters following the quarter in which the grant occurred. The Class B-2(A) Units have a distribution threshold of $1,300,000. Pursuant to the terms of the applicable award agreement, all unvested Class B-2(A) will fully accelerate upon (i) the executive’s termination without “cause” or resignation for “good reason” or (ii) a “change in control” (as each such term is defined in the Class B Plan).

(2)

On August 6, 2018, each of Messrs. Flynn, Jessup and Collins received a grant of 270,692 Class B-2(D) Units, with 25% of the Units vesting on the grant date and the remaining 75% of the Units vesting in equal whole Unit installments over the next thirteen (13) calendar quarters following the quarter in which the

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

grant occurred. The Class B-2(D) Units have a distribution threshold of $342,342,878. Pursuant to the terms of the applicable award agreement, all unvested Class B-2(D) will fully accelerate upon (i) the executive’s termination without “cause” or resignation for “good reason” or (ii) a “change in control” (as each such term is defined in the Class B Plan).
(3)	Value based on number of Class B-2(A) units multiplied by $11.24, which was the fair value of the Class B Units as of December 31, 2019.
(4)	Value based on number of Class B-2(D) units multiplied by $11.24, which was the fair value of the Class B Units as of December 31, 2019.
(5)	Mr. Collins resigned from the Open Lending on September 14, 2020.

Additional Narrative Disclosure

Treatment of Equity Incentive Awards in Connection with the Business Combination

In connection with the consummation of the Business Combination, Open Lending (i) amended the Class B Plan, such that the Business Combination would constitute a “change in control” for purposes of the Class B Plan and all outstanding Class B Units will be fully vested and (ii) to terminate the Class B Plan, following which no further awards will be made thereunder. In connection with the Business Combination, we adopted the 2020 Stock Option and Incentive Plan (described elsewhere in this prospectus) to facilitate the grant of cash and equity incentives to directors, employees (including the named executive officers) and consultants of the Company and to enable it to obtain and retain services of these individuals, which is essential to our long-term success. The 2020 Stock Option and Incentive Plan became effective upon the consummation of the Business Combination.

Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our board of directors during the year ended December 31, 2019. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to or pay any other compensation to any of the non-employee members of our board of directors in 2019. We reimburse non-employee members of our board of directors for reasonable travel expenses. During the fiscal year ended December 31, 2019, Mr. Flynn, our President and Chief Executive Officer, and Mr. Jessup, our Chief Financial Officer and Chief Operating Officer, were members of our board of directors, as well as employees, and thus received no additional compensation for their service as a director. Messrs. Flynn and Jessup’s compensation for service as employees is presented in the “Summary Compensation Table.”

Name	Stock Awards ($)(1)(2)	Total ($)
Kurt Wilkin	14,091	14,091
Keith Jezek	14,091	14,091
Blair J. Greenberg(3)	14,091	14,091
Gene Yoon(3)	14,091	14,091

(1)

Amounts reflect the grant date fair value of stock awards granted or modified in 2019 in accordance with the FASB ASC 718. Such grant date fair value does not take into account any estimated forfeitures related to service-vesting conditions. For information regarding assumptions underlying the valuation of equity awards, see our financial statements and the discussion under “Open Lending Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Unit-based compensation awards” included elsewhere in this prospectus. These amounts do not correspond to the actual value that may be recognized by the named executive officers upon vesting of applicable awards.

(2)	As of December 31, 2019, each of Messrs. Wilkin and Jezek held 5,769 unvested Class B units, respectively. Neither Messrs. Greenberg nor Yoon hold any unvested Class B units.
(3)	The amounts reported represent the Class B units that were issued to Bregal Investments, Inc. in connection with Messrs. Greenberg and Yoon’s service on the board.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

On November 5, 2020 the board of directors approved the Non-Employee Director Compensation Policy (as amended, the “Policy”). The Policy is designed to enable the Company to attract and retain, on a long-term basis, high-caliber directors who are not employees or officers of the Company or its subsidiaries (“Outside Directors”). Members of the board of directors who are employed by or otherwise affiliated with any private equity firm or company which is an investor in the Company are not be eligible to receive any cash retainers or other form of compensation in connection with their service on the Board.

Cash Retainers

Under the Policy, Outside Directors will be eligible to receive cash retainers (which will be pro-rated based on the number of actual days served by the director on the board of directors or applicable committee during such calendar quarter or year) as set forth below:

Annual Retainer for Board Membership
Annual service on the board of directors	$50,000
Additional Annual Retainer for Committee Membership
Audit Committee Chair	$15,000
Compensation Committee Chair	$10,000
Nominating and Corporate Governance Committee Chair	$10,000

Committee chair retainers are in addition to retainers for members of the board of directors. No additional compensation will be paid for attending any Board meetings or other individual committee meetings of the Board.

Initial Grants

In addition, the Policy provides for an initial, one-time restricted stock unit award (the “Initial Award”) with a Value (as defined in the Policy) of $50,000 to each new Outside Director upon his or her election to the Board, which shall vest in full on the first anniversary of the date of grant. All vesting shall cease if the director resigns from the Board or otherwise ceases to serve as a director of the Company and the Initial Award will be forfeited. If a new Outside Director joins the Board on a date other than the date of the Annual Meeting of Stockholders of the Company following November 5, 2020 (the “Annual Meeting”), then such Outside Director will be granted a pro-rata portion of the Initial Award based on the time between such Outside Director’s appointment and the next Annual Meeting (provided, that for any Outside Director who served on the Board during the calendar year the Policy is adopted, no such proration shall apply to the Initial Award). Grants shall occur as soon as administratively practicable following such Outside Director’s appointment to the Board.

Annual Grants

Further, on each date of each Annual Meeting following November 5, 2020, each continuing Outside Director, other than a director receiving an Initial Award, will receive an annual restricted stock unit award (the “Annual Award”) with a Value (as defined in the Policy) of $50,000, which shall vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the date of the next Annual Meeting. All vesting shall cease if the director resigns from the Board or otherwise ceases to serve as a director of the Company, unless the Board determines that the circumstances warrant continuation of vesting. All outstanding Initial Awards and Annual Awards held by an Outside Director shall become fully vested and nonforfeitable upon a Sale Event (as defined in the Company’s 2020 Stock Option and Incentive Plan).

We will reimburse all reasonable out-of-pocket expenses incurred by Outside Directors for their attendance at meetings of the Board or any committee thereof.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Open Lending

The following is a description of each transaction since January 1, 2017 and each currently proposed transaction in which:

•	Open Lending has been or is to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of Open Lending’s directors, executive officers, or holders of more than 5% of Open Lending’s capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or material interest.

Agreements with Stockholders

Investor Rights Agreement

In connection with the Business Combination, Open Lending entered into an investor rights agreement with the NAC Investors and Company Investors, as defined in schedule 1 to the investor rights agreement, BRP Hold 11, Inc. and Open Lending Corporation.

Agreement with Bregal Sagemount I, L.P.

Bregal Sagemount I, L.P. is the beneficial owner of units in Open Lending. Bregal Investments, Inc. is the investment advisor to Bregal Sagemount I, L.P.. Mr. Yoon is a Managing Partner and Mr. Greenberg is a partner at Bregal Investments, Inc. and both serve on Open Lending’s board of directors on behalf of Bregal Sagemount I, L.P. Pursuant to a Class B Unit Incentive Plan agreement. Bregal Investments, Inc. received 40,000 profit interest units in 2019.

Loans to Executive Officers

On March 25, 2020, Ross Jessup borrowed $6,000,000 from Open Lending in accordance with a specified promissory note. Such promissory note was paid in full by Mr. Jessup on March 30, 2020, with proceeds received as a result of a non-liquidating distribution paid by Open Lending to its unitholders.

Director Relationships

Certain of our directors serve on Open Lending’s board of directors as representatives of entities which beneficially hold 5% or more of Open Lending’s capital stock.

Open Lending incurred $80,542 in professional and consulting fees related to human resource services provided by HireBetter, LLC (“HireBetter”). Kurt Wilkin is the owner of HireBetter and is a member of Open Lending’s board of members.

Open Lending also incurred $127,176 in professional and consulting fees related to marketing services rendered by Objective Advisors, Inc. (“Objective Advisors”). The owner of Objective Advisors is the spouse of John Flynn, one of Open Lending’s board of members and its Chief Executive Officer.

Open Lending also incurred $461,311 in consulting fees provided by EWMW, LP (“EWMW”). The owner of EWMW is Sandy Watkins, Open Lending’s former Chairman of board of members.

The agreements with HireBetter, Objective Advisors and EWMW can be terminated for convenience at any time (HireBetter) or are on a month-to-month basis (EWMW) or can be terminated with 60-days’ prior notice prior to the end of the one-year term (ending in August 2020), and if Open Lending does not exercise this right, the agreement renews for another one-year term (Objective Advisors).

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Executive Officer and Director Compensation

Open Lending has granted management incentive units to Open Lending’s executive officers and certain of its directors. See the sections titled “Executive Compensation—Outstanding Equity Awards at 2019 Fiscal Year End” and “Executive Compensation—Director Compensation” for a description of these options.

Limitation of Liability and Indemnification of Officers and Directors

In connection with the Business Combination, Open Lending entered into indemnification agreements with each of Open Lending’s directors and executive officers, the form of which is attached as an exhibit to the registration statement of which this prospectus is a part. The indemnification agreements and Open Lending’s amended and restated certificate of incorporation and amended and restated bylaws require Open Lending to indemnify its directors and officers to the fullest extent permitted by Delaware law.

Policies and Procedures for Related Person Transactions

Our audit committee has the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between the Company and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The written charter of our audit committee provides that our audit committee shall review and approve in advance any related party transaction.

Review and Approval of Review and Approval of Related Person Transactions

In connection with the Business Combination, we adopted a formal written policy for the review and approval of transactions with related persons. Such policy requires, among other things, that:

•	The audit committee shall review the material facts of all related person transactions.

•

In reviewing any related person transaction, the committee will take into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to us than terms generally available in a transaction with an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

•

In connection with its review of any related person transaction, we shall provide the committee with all material information regarding such related person transaction, the interest of the related person and any potential disclosure obligations of ours in connection with such related person transaction.

•	If a related person transaction will be ongoing, the committee may establish guidelines for our management to follow in its ongoing dealings with the related person.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

Your rights as our stockholders are governed by Delaware law and our charter and bylaws. We urge you to read the applicable provisions of Delaware law and our forms of charter and bylaws carefully and in their entirety because they describe your rights as a holder of shares of our common stock.

In connection with the Business Combination, we amended and restated our certificate of incorporation and bylaws. The following is a description of the material terms of, and is qualified in its entirety by, our charter and bylaws, as currently in effect.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 550,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock are currently issued. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors. Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

We have approximately 128 million shares of common stock outstanding.

Preferred Stock

Our charter authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by NASDAQ, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock. We have no current plans to issue any series of preferred stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus”, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We have no current plans to pay dividends on its common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because Open Lending Corporation is a holding company and has no direct operations, it will only be able to pay dividends from funds it receive from its subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness that we or our subsidiaries incur in the future.

Annual Stockholder Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Transfer Agent

The registrar and transfer agent for the shares of our common stock is American Stock Transfer & Trust Company, LLC. We have agreed to indemnify American Stock Transfer & Trust Company, LLC in its roles as transfer agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Anti-Takeover Effects of Our Charter and Bylaws and Certain Provisions of Delaware Law

Our charter and bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of our common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares.

However, the listing requirements of NASDAQ, which would apply if and so long as our common stock remains listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of our common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our charter provides that our board of directors is divided into three classes of directors, with each director serving a three-year term. As a result, approximately one-third of our board of directors is elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our charter and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, alterations to the number and terms of directors requires the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of capital stock generally entitled to vote, voting together as a single class, and the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of each class entitled to vote thereon as a class.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our charter, a director serving on a classified board may be removed by the stockholders only for cause. Our charter provides that directors may be removed with or without cause only by the affirmative vote of the holders of not less than two-thirds (2/3) of the outstanding shares of capital stock then entitled to vote at an election of directors, voting together as a single class, subject to the rights, if any, of any series of preferred stock then outstanding to elect directors and to remove any director whom the holders of any such series have the right to elect.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. Our charter does not authorize cumulative voting.

Special Stockholder Meetings

Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of preferred stock then outstanding, special meetings of the stockholders of the Company may be called only by the board of directors acting pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, and special meetings of stockholders may not be called by any other person or persons. Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Company.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice relating to business other than the nomination of a director to our board of directors, must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. To be timely, a stockholder’s notice relating to the nomination of a director to our board of directors shall be received by the secretary of the Company at our principal executive offices not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of such special meeting and of the person(s) nominated for election by the board of directors. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Consent of Stockholders in Lieu of Meeting

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our charter provides otherwise.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to the DGCL, stockholders who properly request and perfect

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum Selection

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any state law claim for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of or based on a breach of a fiduciary duty owed by any director, officer or other employee of ours to us or our stockholders; (3) any action asserting a claim pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine. In addition, our amended and restated bylaws provide that any person or entity purchasing or otherwise acquiring any interest in shares of our common stock is deemed to have notice of and consented to the Delaware forum provision. The Delaware forum provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Western District of Texas shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that these provisions are unenforceable, and to the extent they are enforceable, the provisions may have the effect of discouraging lawsuits against our directors and officers, although our stockholders will not be deemed to have waived its compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our charter includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in our charter and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

The Company currently has 550,000,000 shares of common stock authorized and 128,198,185 shares of common stock issued and outstanding. All of the shares of our common stock that were issued in connection with the Business Combination are freely transferable by persons other than by our “affiliates” or Nebula’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Prior to the Business Combination, there was no public market for shares of our common stock.

Rule 144

All of our equity shares that are currently outstanding, other than                equity shares that were issued in connection with the Business Combination and the                shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of the Company and has beneficially owned the Company’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about the Company. Persons who are affiliates of the Company and have beneficially owned the Company’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding equity shares of the same class which will equal approximately 1,280,000 shares of our common stock; or

•	the average weekly trading volume of our common stock of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by affiliates of our under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is generally not available for the resale of securities initially issued by shell companies or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

While we were formed as a shell company, since the completion of the Business Combination we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases equity shares from us in connection with a compensatory stock plan or other written agreement that was executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

In connection with the Business Combination, certain persons and entities holding membership units of Open Lending and certain persons and entities holding Founder Shares entered into the Investor Rights Agreement. Pursuant to the terms of the Investor Rights Agreement, the Company is obligated to file, after it becomes eligible to use Form S-3 or its successor form, a shelf registration statement to register the resale by the parties of the shares of our common stock issued in connection with the Business Combination. The Investor Rights Agreement also provides the parties with demand, “piggy-back” and Form S-3 registration rights, subject to certain minimum requirements and customary conditions.

Form S-8 Registration Statement

On                 , 2020 we filed a registration statements on Form S-8 under the Securities Act, to register the shares of common stock issued or issuable under the Open Lending Corporation 2020 Stock Option and Incentive Plan. The Form S-8 registration statement became effective automatically upon filing. The shares of registered common stock can be sold in the public market upon issuance, subject to Rule 144 limitations applicable to affiliates and vesting restrictions. See the section titled “Executive Compensation” for a description of our equity compensation plans.

Lock-up Agreements

We, our directors, our executive officers and the selling stockholders have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 90 days after the date of the final prospectus relating to this offering. See “Underwriting” for a description of the lock-up agreements applicable to our shares.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to the Company regarding the beneficial ownership of Company common stock as of November 9, 2020 by:

•	each person known to the Company to be the beneficial owner of more than 5% of outstanding Company common stock;

•	each of the Company’s executive officers and directors;

•	all executive officers and directors of the Company as a group; and

•	the selling stockholders.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Company stock issuable upon exercise of options and warrants currently exercisable within 60 days are deemed outstanding solely for purposes of calculating the percentage of total voting power of the beneficial owner thereof.

The beneficial ownership of Company common stock is based on 128,198,185 shares of Company common stock outstanding as of November 9, 2020.

Unless otherwise indicated, the Company believes that each person named in the table below has sole voting and investment power with respect to all shares of Company common stock beneficially owned by them.

Except as otherwise noted below, the address for persons listed in the table is c/o Open Lending Corporation, 1501 S. MoPac Expressway, Suite 450, Austin, Texas 78746.

	Securities Beneficially Owned Prior to the Offering	Securities Being Offered in the Offering	Securities Beneficially Owned After the Offered Shares are Sold
Name and Address of Beneficial Owner(1)	Shares of Common Stock	Shares of Common Stock	Shares of Common Stock	%
Greater than 5% Stockholders:
Bregal Sagemount I, LP(2)	20,338,157
Nebula Holdings, LLC(3)	16,525,000
Named Executive Officers and Directors:
John J. Flynn	3,857,345
Ross M. Jessup	4,393,487
Charles D. Jehl	—
Adam H. Clammer(3)	16,525,000
Eric A. Feldstein	—
Blair J. Greenberg(2)	20,375,292
Shubhi Rao	—
Jessica Snyder	—
Gene Yoon(2)	20,375,292
Brandon Van Buren(3)	—
All current directors and executive officers as a group (12 persons)	45,151,124
Selling stockholders:

*	Less than 1%.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

(1)	Unless otherwise noted, the business address of each of these shareholders is c/o Open Lending Corporation, 1501 S. MoPac Expressway, Suite 450, Austin, TX 78746.
(2)

Bregal Sagemount I, L.P., is the record holder of the shares reported herein. Gene Yoon is the managing director, and Blair Greenberg is a director, of Bregal Investments, Inc., which is the registered investment advisor of Bregal Sagemount I, L.P. As such, they may be deemed to have or share beneficial ownership of the Class A Common Stock held directly by Bregal Sagemount I, L.P. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of Bregal Sagemount I, L.P. is c/o Bregal Investments, Inc., 277 Park Avenue, 29th Floor New York, NY 10172.

(3)

Nebula Holdings, LLC is the record holder of the shares reported herein. True Wind Capital, L.P. is the managing member of Nebula Holdings, LLC. Mr. Greene and Mr. Clammer are the managing members of True Wind Capital GP, LLC, the General Partner of True Wind Capital, L.P. As such, they may be deemed to have or share beneficial ownership of the Class B Common Stock held directly by Nebula Holdings, LLC. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. The business address of Nebula Holdings, LLC is Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares of common stock. This discussion applies only to holders who hold our common stock as capital assets for U.S. federal income tax purposes and who are acquiring our common stock in this offering.

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors (such as the effects of Section 451 of the Internal Revenue Code of 1986, as amended (the “Code”)), including but not limited to:

•	financial institutions or financial services entities;

•	broker-dealers;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the U.S.;

•	persons that actually or constructively own five percent or more of our voting shares;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to our common stock;

•	persons holding our common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities; and

•	tax-exempt entities.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common stock through such entities. If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for United States federal income tax purposes) is the beneficial owner of our common stock, the United States federal income tax treatment of a partner or member in the partnership or

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

other pass-through entity generally will depend on the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partner or member of a partnership or other pass-through entity holding our common stock, we urge you to consult your own tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. EACH PROSPECTIVE INVESTOR IN OUR COMMON STOCK IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a U.S. person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) in respect to our common stock to U.S. holders of shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “U.S. Holders—Gain or Loss on Sale or Other Taxable Disposition of Common Stock” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale or Other Taxable Disposition of Common Stock. Upon a sale or other taxable disposition of our common stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the common stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

common stock so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its common stock so disposed of. A U.S. holder’s adjusted tax basis in its common stock generally will equal the U.S. holder’s acquisition cost for the common stock less, in the case of a share of common stock, any prior distributions treated as a return of capital.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our shares of common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of our common stock who or that is for U.S. federal income tax purposes:

•	a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder.

but does not include an individual who is present in the U.S. for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our common stock.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. holder of shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes, and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of such dividends at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our common stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “Non-U.S. Holders—Gain on Sale or Other Taxable Disposition of Common Stock” below.

The withholding tax does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Sale or Other Taxable Disposition of Common Stock. A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale or other taxable disposition of our common stock, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held our common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of our common stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of our common stock. There can be no assurance that our common stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of our common stock will be subject to tax at generally applicable U.S. federal income tax rates. We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests” as defined in the Code and applicable Treasury Regulations equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid additional information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) on our common stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other Non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Prospective investors should consult their tax advisers regarding the effects of FATCA on their investment in our common stock.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.                are the representatives of the underwriters.

Underwriters	Number of Shares

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to approximately                additional shares from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our directors and executive officers and the selling stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of the final prospectus relating to this offering. The lock-up agreements are subject to specified exceptions.

The restrictions described in the paragraph above relating to the Company do not apply to:

•	shares to be sold pursuant to the underwriting agreement; and

•

the issuance by the Company of shares of common stock upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of the underwriting agreement and described herein.

The restrictions described in the paragraph above relating to officers, directors and the selling stockholders do not apply, subject in certain cases to various conditions to:

•	transfers as a bona fide gift or gifts, or charitable contributions; and

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

•	transfers to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of the Company’s common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the Company’s common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

The Company and the selling stockholders estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $                .

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. Certain of the underwriters may sell the common stock offered hereby through their respective affiliates or selling agents.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of common stock (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any Shares at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the Shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each underwriter severally represents, warrants and agrees that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person that is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus will be passed upon by Goodwin Procter LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

EXPERTS

The consolidated financial statements of Open Lending, LLC at December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, included in this prospectus, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Nebula and Subsidiaries as of December 31, 2019, 2018 and 2017, and for each year in the periods ended December 31, 2019, 2018, and for the period from October 2, 2017 (inception) through December 31, 2017, have been included herein in reliance upon the report of WithumSmith+Brown, PC, independent registered public accounting firm, (which includes an explanatory paragraph relating to the ability of Nebula and Subsidiaries to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Representatives of WithumSmith+Brown, PC are not expected to be present at the special meeting of the stockholders.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov.

Open Lending also maintains an Internet website at www.openlending.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 10-K; our proxy statements for our annual and special shareholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D; and amendments to those documents. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Consolidated Balance Sheets

(In thousands, except per share data)

	September 30, 2020	December 31, 2019
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$115,153	$7,676
Restricted cash	2,613	2,222
Accounts receivable	3,392	3,767
Current contract assets	27,814	29,782
Prepaid expenses	2,975	479
Other current assets	5,168	205
Deferred transaction costs	—	1,081

Total current assets	157,115	45,212
Property and equipment, net	1,315	299
Operating lease right-of-use assets, net	5,853	—
Non-current contract assets	45,174	33,169
Deferred tax asset, net	85,269	—
Other non-current assets	181	506

Total assets	$294,907	$79,186

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$2,283	$1,337
Accrued expenses	1,409	2,006
Income tax payable	544	—
Current portion of notes payable	4,675	2,484
Other current liabilities	4,220	2,366

Total current liabilities	13,131	8,193
Long-term notes payable, net of unamortized debt issuance costs	154,139	829
Operating lease liabilities, net of current portion	5,265	—
Other long-term liabilities	88,090	—

Total liabilities	$260,625	$9,022
Commitment and contingencies
Redeemable convertible preferred Series C units, 0 and 14,278,603 units issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	—	304,943
Stockholders’ equity (deficit)
Preferred stock, $0.01 par value; 10,000,000 shares authorized and 0 shares issued as of September 30, 2020 and December 31, 2019, respectively	—	—
Common stock, $0.01 par value; 550,000,000 shares authorized and 126,919,572 issued and outstanding as of September 30, 2020; 110,000,000 shares authorized and 37,631,052 issued and outstanding as of December 31, 2019	1,269	376
Additional paid-in capital	476,403	7,626
Accumulated deficit	(443,390)	(242,781)

Total stockholders’ equity (deficit)	34,282	(234,779)

Total liabilities and stockholders’ equity (deficit)	$294,907	$79,186

See accompanying Notes to the Consolidated Financial Statements

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue
Program fees	$10,087	$8,950	$31,592	$26,407
Profit share	18,544	12,310	34,482	38,089
Claims administration service fees	1,131	844	3,185	2,275

Total revenue	29,762	22,104	69,259	66,771
Cost of services	2,496	1,923	6,818	5,517

Gross profit	27,266	20,181	62,441	61,254
Operating expenses
General and administrative	5,015	3,263	23,233	9,670
Selling and marketing	2,118	1,810	5,491	5,455
Research and development	579	291	1,286	869

Operating income	19,554	14,817	32,431	45,260
Change in fair value of contingent consideration	(83,130)	—	(131,932)	—
Interest expense	(3,572)	(70)	(7,980)	(238)
Interest income	36	7	97	15
Other income	—	3	3	9

Income (loss) before income taxes	(67,112)	14,757	(107,381)	45,046
Provision (benefit) for income taxes	4,021	41	5,385	(58)

Net income (loss) and comprehensive income (loss)	$(71,133)	$14,716	$(112,766)	$45,104

Net income (loss) and comprehensive income (loss) per common share
Basic and diluted net loss per share	$(0.62)	$(1.25)	$(1.56)	$(1.78)
Weighted average basic and diluted shares of common stock outstanding	115,189,532	37,631,052	67,828,046	37,631,052

See accompanying Notes to the Consolidated Financial Statements

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Consolidated Statements of Changes in Members’ Equity (Deficit)

(In thousands, except unit and per unit data)

(Unaudited)

	Redeemable Convertible Series C Preferred		Common		Series A and B Preferred		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Units	Amount	Units	Amount	Units	Amount	Shares	Amount	Amount	Amount	Amount
Balance as of June 30, 2020	—	$—	—	$—	—	$—	91,849,909	$918	$(92,912)	$(372,257)	$(464,251)
Stock warrant exercise	—	—	—	—	—	—	7,882,163	79	90,566	—	90,645
Issuance of earn out shares	—	—	—	—	—	—	23,750,000	238	419,606	—	419,844
Release of lock up shares	—	—	—	—	—	—	3,437,500	34	59,143	—	59,177
Net loss	—	—	—	—	—	—	—	—	—	(71,133)	(71,133)

Balance as of September 30, 2020	—	$—	—	$—	—	$—	126,919,572	$1,269	$476,403	$(443,390)	$34,282

	Redeemable Convertible Series C Preferred		Common		Series A and B Preferred		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Units	Amount	Units	Amount	Units	Amount	Shares	Amount	Amount	Amount	Amount
Balance as of June 30, 2019, as originally reported	21,906,852	$187,742	23,885,352	$6,550	29,058,266	$478	—	$—	$—	$(135,507)	$(128,479)

Retroactive application of the recapitalization	(7,628,249)	—	(23,885,352)	(6,550)	(29,058,266)	(478)	37,631,052	376	6,652	—	—

Balance as of June 30, 2019	14,278,603	187,742	—	—	—	—	37,631,052	376	6,652	(135,507)	(128,479)
Fair value adjustment of redemption option in Open Lending, LLC convertible preferred stock	—	58,601	—	—	—	—	—	—	—	(58,601)	(58,601)
Vesting of Open Lending, LLC share-based compensation plan	—	—	—	—	—	—	—	—	487	—	487
Distribution to Open Lending, LLC unitholders	—	—	—	—	—	—	—	—	—	(10,195)	(10,195)
Net income	—	—	—	—	—	—	—	—	—	14,716	14,716

Balance as of September 30, 2019	14,278,603	$246,343	—	$—	—	$—	37,631,052	$376	$7,139	$(189,587)	$(182,072)

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

	Redeemable Convertible Series C Preferred		Common		Series A and B Preferred		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Units	Amount	Units	Amount	Units	Amount	Shares	Amount	Amount	Amount	Amount
Balance as of December 31, 2019, as originally reported	21,906,852	$304,943	25,381,873	$7,524	29,058,266	$478	—	$—	$—	$(242,781)	$(234,779)

Retroactive application of the recapitalization	(7,628,249)	—	(25,381,873)	(7,524)	(29,058,266)	(478)	37,631,052	376	7,626	—	—

Balance as of December 31, 2019, as adjusted	14,278,603	304,943	—	—	—	—	37,631,052	376	7,626	(242,781)	(234,779)
Fair value adjustment of redemption option in Open Lending, LLC convertible preferred stock	—	(47,537)	—	—	—	—	—	—	—	47,537	47,537
Distribution to Open Lending, LLC unitholders	—	—	—	—	—	—	—	—	—	(135,380)	(135,380)
Recapitalization transaction, net of transaction costs	(14,278,603)	(257,406)	—	—	—	—	54,218,857	542	242,001	—	242,543
Deferred tax asset	—	—	—	—	—	—	—	—	1,874	—	1,874
Estimated fair value of contingent consideration at June 10, 2020	—	—	—	—	—	—	—	—	(347,089)	—	(347,089)
Vesting of Open Lending, LLC share-based compensation plan	—	—	—	—	—	—	—	—	2,676	—	2,676
Stock warrant exercise	—	—	—	—	—	—	7,882,163	79	90,566	—	90,645
Issuance of earn out shares	—	—	—	—	—	—	23,750,000	238	419,606	—	419,844
Release of lock up shares	—	—	—	—	—	—	3,437,500	34	59,143	—	59,177
Net loss	—	—	—	—	—	—	—	—	—	(112,766)	(112,766)

Balance as of September 30, 2020	—	$—	—	$—	—	$—	126,919,572	$1,269	$476,403	$(443,390)	$34,282

	Redeemable Convertible Series C Preferred		Common		Series A and B Preferred		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Units	Amount	Units	Amount	Units	Amount	Shares	Amount	Amount	Amount	Amount
Balance as of December 31, 2018, as originally reported	21,906,852	$141,518	23,885,352	$5,540	29,058,266	$478	—	$—	$—	$(139,810)	$(133,792)

Retroactive application of the recapitalization	(7,628,249)	—	(23,885,352)	(5,540)	(29,058,266)	(478)	37,631,052	376	5,642	—	—

Balance as of December 31, 2018, as adjusted	14,278,603	141,518	—	—	—	—	37,631,052	376	5,642	(139,810)	(133,792)
ASC 606 Transition Adjustment	—	—	—	—	—	—	—	—	—	32,768	32,768
Fair value adjustment of redemption option in Open Lending, LLC convertible preferred stock	—	104,825	—	—	—	—	—	—	—	(104,825)	(104,825)
Vesting of Open Lending, LLC share-based compensation plan	—	—	—	—	—	—	—	—	1,497	—	1,497
Distribution to Open Lending, LLC unitholders	—	—	—	—	—	—	—	—	—	(22,824)	(22,824)
Net income	—	—	—	—	—	—	—	—	—	45,104	45,104

Balance as of September 30, 2019	14,278,603	$246,343	—	$—	—	$—	37,631,052	$376	$7,139	$(189,587)	$(182,072)

See accompanying Notes to the Consolidated Financial Statements

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Consolidated Statements of Cash Flows

(In thousands, except unit and per unit data)

(Unaudited)

	For the Nine Months Ended September 30,
	2020	2019
Cash flows from operating activities
Net income (loss)	$(112,766)	$45,104
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	2,676	1,497
Depreciation and amortization	1,112	78
Change in fair value of contingent consideration	131,932	—
Deferred income taxes	4,683	—
Changes in assets & liabilities:
Accounts receivable	375	(828)
Contract assets	(10,037)	(16,871)
Operating lease right-of-use assets	(523)	—
Prepaid expenses	(1,415)	(293)
Other current and non-current assets	(2,002)	(388)
Accounts payable	946	(285)
Accrued expenses	(597)	829
Income tax payable	544	—
Operating lease liabilities	(280)	—
Other liabilities	1,727	295

Net cash provided by operating activities	16,375	29,138

Cash flows from investing activities
Purchase of property and equipment	(1,097)	(66)

Net cash used in investing activities	(1,097)	(66)

Cash flows from financing activities
Repayments of notes payable	(5,443)	(1,863)
Proceeds from issuance of long-term debt, net of issuance costs	160,233	—
Distributions to Open Lending, LLC unitholders	(135,380)	(30,361)
Proceeds from stock warrant exercises	88,042	—
Recapitalization transaction, net of transaction costs	(14,862)	—

Net cash provided by (used in) financing activities	92,590	(32,224)

Net change in cash and cash equivalents and restricted cash	107,868	(3,152)
Cash and cash equivalents and restricted cash at the beginning of the period	9,898	13,136

Cash and cash equivalents and restricted cash at the end of the period	$117,766	$9,984

Supplemental disclosure of cash flow information:
Interest paid	$7,209	$238
Income tax paid (refunded), net	158	(58)
Right-of-use assets obtained in exchange for lease obligations	5,375	—
Change in fair value of Open Lending, LLC redeemable convertible preferred units	(47,537)	104,825
Conversion of preferred stock to common stock	257,406	—

See accompanying Notes to the Consolidated Financial Statements

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

1.	Description of Business

Open Lending Corporation, headquartered in Austin, Texas, provides loan analytics, risk-based loan pricing, risk modeling, and automated decision technology for automotive lenders throughout the United States of America which allows each lending institution to book incremental non-prime automotive loans out of their existing business flow. The Company also operates as a third-party administrator that adjudicates insurance claims and refunds on those automotive loans.

Nebula Acquisition Corporation (“Nebula”), our predecessor, was originally incorporated in Delaware on October 2, 2017 as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On June 10, 2020 (the “Closing Date”), Nebula consummated a business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated as of January 5, 2020 (as amended by that certain Amendment No. 1 and Waiver, dated as of March 18, 2020, that certain Amendment No. 2 and Consent, dated as of March 26, 2020, that certain Amendment No. 3, dated as of May 13, 2020, and that certain amendment No. 4, dated as of June 9, 2020, the “Business Combination Agreement”) by and among Nebula, Open Lending, LLC, a Texas limited liability company, BRP Hold 11, Inc., a Delaware corporation (“Blocker”), the Blocker’s sole stockholder, Nebula Parent Corp., a Delaware Corporation (“ParentCo”), NBLA Merger Sub LLC, a Texas limited liability company, NBLA Merger Sub Corp., a Delaware corporation, and Shareholder Representative Services LLC, a Colorado limited liability company, as the Securityholder Representative.

Immediately upon the completion of the Business Combination and the other transactions contemplated by the Business Combination Agreement (the “Transactions”, and such completion, the “Closing”), Open Lending, LLC became a wholly-owned subsidiary of ParentCo, and, ParentCo changed its name to Open Lending Corporation. The Company is now listed on NASDAQ under the symbol “LPRO”.

Unless the context otherwise requires, “we,” “us,” “our,” “Open Lending,” and the “Company” refers to Open Lending Corporation, the combined company and its subsidiaries following the Business Combination. “Open Lending, LLC” and “Nebula” refers to Open Lending, LLC and Nebula Acquisition Corporation prior to the Closing Date. Refer to Note 3 for further discussion on the Business Combination.

The Company has evaluated how it is organized and managed and has identified only one operating segment. All of the Company’s operations and assets are in the United States, and all of its revenues are attributable to United States customers.

2.	Summary of Significant Accounting and Reporting Policies and Recent Developments

The following is a summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements.

a)	Unaudited interim financial statements

The accompanying consolidated balance sheet as of September 30, 2020, consolidated statements of operations and comprehensive income (loss) and consolidated statements of stockholders’ equity (deficit) for the three and nine months ended September 30, 2020 and 2019, respectively and consolidated statements of cash flows for the nine months ended September 30, 2020 and 2019, respectively, are unaudited.

These financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. However, they do not include all of the financial information and footnotes required by U.S. GAAP for complete financial statements. In the

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

opinion of the Company’s management, the unaudited consolidated financial statements include all adjustments necessary for the fair presentation of the Company’s balance sheet as of September 30, 2020, and its results of operations, including its comprehensive income (loss), stockholders’ equity (deficit) for three and nine months ended September 30, 2020 and 2019, respectively, and its cash flows for the nine months ended September 30, 2020 and 2019, respectively. The results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year ending December 31, 2020. These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2020.

Certain prior year amounts, such as deferred transaction costs, have been reclassified to conform to the September 30, 2020 balance sheet presentation.

b)	Basis of presentation

The Business Combination is accounted for as a reverse recapitalization as Open Lending, LLC was determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). The determination is primarily based on the evaluation of the following facts and circumstances:

•	the pre-combination unitholders of Open Lending, LLC hold the majority of voting rights in the Company;

•	the pre-combination unitholders of Open Lending, LLC have the right to appoint the majority of the directors of the Company;

•	senior management of Open Lending, LLC became the senior management of the Company; and

•	operations of Open Lending, LLC comprise the ongoing operations of the Company.

In connection with the Business Combination, all outstanding units of Open Lending, LLC were converted into common stock of the Company, par value $0.01 per share, representing a recapitalization, and the net assets of Nebula were acquired at historical cost, with no goodwill or intangible assets recorded. Open Lending, LLC was deemed to be the predecessor of the Company, and the consolidated assets and liabilities and results of operations prior to the Closing (for the year ended December 31, 2019 and the quarter ended March 31, 2020 and 2019) are those of Open Lending, LLC. The shares and corresponding capital amounts and net income (loss) per share available to common stockholders, prior to the Business Combination, have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination Agreement. The number of Series C preferred units in mezzanine equity was also retroactively restated in shares reflecting the exchange ratio, and the carrying amount of the Series C Preferred Units is based on the fair value of its redemption amount on each reporting date. All Series C Preferred Units were converted to the Company’s common stock on the closing date of the Business Combination.

c)	Principles of consolidation

The accompanying financial statements include the accounts of the Company and all its subsidiaries that are directly or indirectly owned or controlled by the Company. Intercompany transactions and balances have been eliminated upon consolidation.

d)	Coronavirus outbreak

The outbreak of the novel coronavirus (“COVID-19”) that was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

on March 13, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts on our operating results, financial condition and cash flows. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and continued spread of the disease, the impact on our revenues which are generated with automobile lenders and insurance company partners and driven by consumer demand for automobiles and automotive loans, extended closures of businesses, rising unemployment and the overall impact on our customer behavior, all of which are uncertain and cannot be predicted. We are diligently working to ensure that we can continue to operate with minimal disruption, mitigate the impact of the pandemic on our employees’ health and safety, and address potential business interruptions on ourselves and our customers. We believe that the COVID-19 pandemic, the mitigation efforts and the resulting economic impact have had, and may continue to have, an overall adverse effect on our business, results of operations and financial condition. Although we have experienced increased demand for our service offerings, we could have a reduction or a slowdown of growth in loan applications and certified loans and potential increased defaults in future periods, which will impact our revenues and subsequent recovery as the automotive finance industry and overall economy recover. We continue to closely monitor the current macro environment, particularly the impact of the recent COVID-19 pandemic on monetary and fiscal policies.

e)	Emerging growth company

The Company is an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act (“JOBS Act”). As such, the Company is eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

The Company will remain an emerging growth company until the earliest of (i) the Company is deemed to be a large accelerated filer, which occurs, among other things, on the last day of the fiscal year in which the market value of the shares of its common stock that are held by non-affiliates exceeds $700.0 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year, (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of its common stock in its initial public offering.

f)	Concentration of credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash and accounts receivable to the extent of the amounts recorded on the balance sheets.

Cash and cash equivalents are deposited in commercial analysis and savings accounts at two financial institutions, both with high credit standing. Restricted cash relates to funds held by the Company on behalf of the insurance carriers, delegated for the use of insurance claim payments. Restricted cash are deposited in commercial analysis accounts at one financial institution. At times, such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limits of $250,000 per institution. The Company has not experienced any losses on its deposits of cash and cash equivalents and management believes the Company is not exposed to significant risks on such accounts.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

The Company’s accounts receivables are derived from revenue earned from customers. The Company performs credit evaluations of its customers’ financial condition. As of September 30, 2020 and December 31, 2019, there was no allowance for doubtful accounts. At September 30, 2020, the Company had no customers accounting for 10% or more of the Company’s accounts receivable. At December 31, 2019, the Company had one customer that represented 22% of the Company’s accounts receivable.

g)	Use of estimates and judgements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates, and those differences may be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The most significant items subject to such estimates and assumptions include, but are not limited to, the recognition of the valuations of share-based compensation arrangements, valuation of contingent consideration, valuation of interest rate swaps, the useful lives of property and equipment, assessing the realizability of deferred tax assets, credit losses, profit share revenue recognition, and assumptions used in the recognition of contract asset. These estimates, although based on actual historical trend and modeling, may potentially show significant variances over time.

In connection with profit share revenue recognition and the estimation of contract asset under Accounting Standards Update (“ASU”) 2014-9, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), we use forecasts of loan-level earned premium and insurance claim payments. These forecasts are driven by the projection of loan defaults, prepayments and default severity rates. These assumptions are based on our observations of the historical behavior for loans with similar risk characteristics. The assumptions also take consideration of the forecast adjustments under various macroeconomic conditions, including the potential impact from the COVID-19 pandemic, and the current mix of the underlying portfolio of our insurance partners. As the Company closely monitors the development of the pandemic and its ongoing impact on Open Lending’s business, management has accordingly adjusted these assumptions during the first nine months of 2020 as a result of changes in facts and circumstances and general market conditions derived from the COVID-19 pandemic.

h)	Income taxes

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured as the largest amount that is greater than 50% likely of being realized.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

The Company records potential interest and penalties related to an underpayment of income taxes as interest expense and penalties included within operating expenses in the consolidated statements of operations and comprehensive income.

i)	Recently adopted accounting pronouncements

On January 1, 2020, we adopted ASU 2016-2, Leases (“Topic 842”) using the alternative modified retrospective transition method and elected practical expedients which allowed us to account for the lease and non-lease components as a single component. In addition, we elected not to reassess whether any expired or existing contracts contain leases, the corresponding lease classification and initial direct costs. The practical expedients were applied across our lease portfolios.

We recognized operating lease right-of-use (“ROU”) asset and operating lease liabilities for operating leases with initial terms greater than 12 months. ROU assets represent our right to use an asset for the lease term, while lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. Refer to Note 4 Leases for the impact of Topic 842 on our consolidated financial statements.

j)	Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB released ASU 2019-12, which affects general principles within Topic 740, Income Taxes. The amendments of ASU 2019-12 are meant to simplify and reduce the cost of accounting for income taxes. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company does not expect adoption of the new standard to have a material impact on its consolidated Financial Statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments, which provides guidance regarding the measurement of credit losses on financial instruments. The new guidance replaces the incurred loss impairment methodology in the current guidance with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to determine credit loss estimates. This ASU will be effective for the Company commencing after December 15, 2022. The Company is in the process of assessing the impact of this ASU on our consolidated financial statements and disclosures.

Although there are several other new accounting pronouncements issued or proposed by the FASB, which we have adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its consolidated financial position or results of operations.

3.	Business Combination

On June 10, 2020, Nebula consummated a business combination with Open Lending, LLC pursuant to the Business Combination Agreement. Pursuant to ASC 805, for financial accounting and reporting purposes, Open Lending, LLC was deemed the accounting acquirer and Nebula was treated as the accounting acquiree, and the Business Combination was accounted for as a reverse recapitalization. Accordingly, the Business Combination was treated as the equivalent of Open Lending, LLC issuing equity for the net assets of Nebula, accompanied by a recapitalization. Under this method of accounting, the consolidated financial statements of Open Lending, LLC are the historical financial statements of Open Lending Corporation. The

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

net assets of Nebula were stated at historical costs, with no goodwill or other intangible assets recorded in accordance with U.S. GAAP, and are consolidated with Open Lending, LLC’s financial statements on the Closing Date. The shares and net income (loss) per share available to holders of the Company’s common stock, prior to the Business Combination, have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination Agreement.

As a result of the Business Combination, Open Lending, LLC’s unitholders received aggregate consideration of approximately $1.0 billion, which consists of (i) $328.8 million in cash at the closing of the Business Combination, net of transaction expenses, (ii) $135.0 million in cash distribution from debt issued in March 2020, and (iii) 51,909,655 shares of common stock valued at $10.00 per share, totaling $519.1 million. In addition, Open Lending, LLC’s unitholders are entitled to receive additional contingent consideration of up to an aggregate of 22,500,000 shares if the price of the Company’s common stock trading on the NASDAQ meets certain thresholds following the Business Combination. All contingent consideration shares were issued or released during the three months ended September 30, 2020. See Note 7 Contingent Consideration for additional information.

In connection with the Business Combination, the Company incurred direct and incremental costs of approximately $55.5 million related to the equity issuance, consisting primarily of investment banking, legal, accounting and other professional fees, which were recorded to additional paid-in capital as a reduction of proceeds. In addition, the Company incurred $9.1 million in transaction bonuses paid to key employees and directors and $2.2 million in non-cash share-based compensation expense due to the accelerated vesting of Open Lending, LLC’s legacy share-based compensation plan. The transaction bonuses and share-based compensation are included in general and administrative expense on our consolidated statement of operations and comprehensive income (loss) for nine months ended September 30, 2020. See Note 9 Share-Based Compensation for additional information.

4.	Leases

The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement and evaluates whether the lease is an operating lease or a finance lease at the commencement date. The Company recognizes ROU assets and lease liabilities for operating and finance leases with initial terms greater than 12 months. ROU assets represent our right to use an asset for the lease term, while lease liabilities represent our obligation to make lease payments. The ROU assets for operating and finance leases and liabilities are recognized based on the present value of lease payments over the lease term at the lease commencement date. Since the interest rate implicit in the Company’s leases is not readily determinable, we use our incremental borrowing rate, which is estimated as the interest rate paid to borrow on a collateralized basis over a similar term, to determine the present value of our lease payments.

Operating lease ROU assets are recognized net of any lease prepayments and incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

Open Lending executed a noncancellable operating lease agreement with G&I VII Barton Skyway, LP, a Delaware limited partnership (“Landlord”) to lease its current office space located at 1501 South MoPac Expressway, Suite 450, Austin, Texas 78746 for a period of 100 months starting on October 1, 2020. The Company moved into the new office space on September 1, 2020, which is considered as the lease commencement date under ASC 842. The Company does not have a lease payment due until four months after the stated commencement date per the agreement. The lease provides us with an extension option for a period of 60 months beyond the end of the initial term, subject to specific conditions outlined in the agreement. Prior to its move-in to the new office, the Company had an operating lease agreement for its

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

office space at 901 S. MoPac Expressway, Bldg. 1, Suite 510, Austin, Texas 78746, which ended on September 30, 2020.

The Company recorded $0.2 million and $0.6 million of operating lease expense for the three and nine months ended September 30, 2020 and $0.2 million and $0.5 million of operating lease expense during the three and nine months ended September 30, 2019.

Additional information related to the operating leases follows:

	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
	(in thousands)
Cash paid for operating leases included in operating cash flows	$628	$803
Operating lease ROU assets obtained in exchange for new lease liabilities	5,375	5,375

Total	$6,003	$6,178

Weighted-average remaining lease term – operating lease (in years)	8.42	8.42
Weighted-average discount rate – operating lease	7.72%	7.72%

The balance of our operating lease ROU assets and liabilities as of September 30, 2020 is summarized below. The current and non-current lease liabilities are reflected in other current liabilities and operating lease liabilities, net of current portion, respectively, on our consolidated balance sheets:

At September 30, 2020
(in thousands)
Operating lease right-of-use asset	$5,898
Accumulated amortization	$(45)

Net operating lease right-of-use assets	$5,853

Lease liability, current	$144
Lease liability, non-current	$5,265

Total operating lease liability	$5,409

The maturities of lease liabilities are as follows:

At September 30, 2020
(in thousands)
2020 (Remainder)	$—
2021	774
2022	869
2023	894
2024	920
Thereafter	4,018

Total undiscounted liabilities	7,475
Less: Interest	2,066

Present value of lease liabilities	$5,409

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

5.	Notes Payable

The Company is the borrower under that certain Credit Agreement, dated as of March 11, 2020, among Open Lending, LLC, UBS AG, Stamford Branch, as administrative agent, the lenders from time to time party thereto and the other parties thereto, as amended, the Credit Agreement (the “Credit Agreement”). Pursuant to the Credit Agreement, the lenders thereto funded a term loan (“Term Loan”) in a principal amount of $170.0 million, which was used primarily to fund a non-liquidation distribution to its unitholders and provide cash reserves. The current maturity date for the Credit Agreement is March 2027. The term loan bears interest at a rate of LIBOR plus 6.50% (subject to a LIBOR floor of 1%) or the base rate plus 5.50%. For the three months ended September 30, 2020, the effective interest rate was 7.50%. The Credit Agreement contains a maximum total net leverage ratio financial covenant that is tested quarterly and is calculated based on the ratio of the Company’s Adjusted EBITDA (as defined in the Credit Agreement) to funded indebtedness. The maximum total net leverage ratio begins at 4.75 to 1.0 and then gradually decreases from year-to-year down to 2.5 to 1.0 on or after June 30, 2026.

The Company’s outstanding Notes Payable consists of the following:

	September 30, 2020	December 31, 2019
	(in thousands)
Notes payable	$—	$3,334
Term loan due 2027	167,875	—
Less: debt issuance costs	(9,061)	(21)
Less: current portion of notes payable	(4,675)	(2,484)

Long-term notes payable, net of debt issuance costs	$154,139	$829

As of September 30, 2020, the Company was in compliance with the debt covenants contained in the Credit Agreement.

6.	Stockholders’ Equity (Deficit)

On June 11, 2020, Open Lending Corporation’s common stock began trading on the NASDAQ under the symbol “LPRO”. Pursuant to the terms of the Amended and Restated Certificate of Incorporation, the Company is authorized and has available for issuance the following shares and classes of capital stock, each with a par value of $0.01 per share: (i) 550,000,000 shares of common stock; (ii) 10,000,000 shares of preferred stock. Immediately following the Business Combination, there were 91,849,909 shares of common stock with a par value of $0.01, and 9,166,659 warrants outstanding. As discussed in Note 3 Business Combination, the Company has retroactively adjusted the shares issued and outstanding prior to June 10, 2020 to give effect to the exchange ratio established in the Business Combination Agreement to determine the number of shares of common stock into which they were converted.

In connection to the Business Combination, on July 1, 2020, the Company filed a Registration Statement on Form S-1 to register 52,916,659 shares of common stock for the issuance by the Company of (i) up to an aggregate of 23,750,000 shares of our common stock that may be issued as earn-out consideration upon certain triggering events and (ii) 9,166,659 shares of our common stock that may be issued upon exercise of warrants to purchase common stock at an exercise price of $11.50 per share of common stock, herein referenced as public warrants.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

Common stock

In conjunction with the Business Combination, Nebula obtained commitments from certain investors (collectively, the “PIPE Investors”) to purchase shares of Nebula Class A common stock, which were converted into 20,000,000 Private Investment in Public Entity (“PIPE”) shares for a purchase price of $10.00 per share. Of the 20,000,000 PIPE shares, 11,500,000 shares are held by other institutional investors and 8,500,000 shares are held by Nebula Holdings, LLC and its affiliates. On the Closing Date, the Company had 91,849,909 shares of common stock outstanding, which excluded 3,437,500 shares issued and outstanding that were subject to certain lock-up and forfeiture arrangements pursuant to the Founder Support Agreement, dated as of January 5, 2020 (as amended by that certain Amendment No.1, dated March 18, 2020, and that certain Amendment No.2, dated May 13, 2020), by and among Nebula, ParentCo, Open Lending, LLC, Nebula Holdings, LLC, Adam H. Clammer, James H. Greene, Jr., Rufina Adams, David Kerko, Frank Kern, James C. Hale and Ronald Lamb.

During the three months ended September 30, 2020, the Company issued a total of 31,632,163 shares of common stock related to contingent consideration and exercised warrants, and released 3,437,500 shares of common stock from lock-up restrictions as further detailed below. The following summarizes the Company’s common stock outstanding on the Closing Date of the Business Combination as compared to September 30, 2020:

	At the Closing Date		At September 30, 2020
	Shares	%	Shares	%
Open Lending, LLC unitholders	51,909,655	56%	74,409,655	59%
Public stockholders	16,502,754	18%	24,384,917	19%
Nebula Holdings, LLC and its affiliates	11,937,500	13%	16,625,000	13%
PIPE Investors	11,500,000	13%	11,500,000	9%

Total	91,849,909	100%	126,919,572	100%

Preferred Stock

As of December 31, 2019, Open Lending, LLC had 29,058,266 shares of no par value Series A and Series B preferred units outstanding and 21,906,852 shares of redeemable convertible Series C preferred units, all of which were convertible on a 1:1 basis with Open Lending, LLC common units. Upon the Closing, the preferred units outstanding were converted into common stock of the Company at the exchange rate established in the Business Combination Agreement, par value $0.01 per share.

Public Warrants

Upon the Closing, there were 9,166,659 outstanding public warrants to purchase shares of the Company’s common stock that were issued by Nebula with other consideration prior to the Business Combination. The warrants were set to expire on June 10, 2025, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Each whole warrant entitled the holder to purchase one whole share of the Company’s common stock at a price of $11.50 per share, subject to adjustments. The warrants were exercisable 30 days after the completion of the Business Combination. Once the public warrants became exercisable, the Company had the right to redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant (the “Redemption Price”) upon a minimum of 30 days’ prior written notice of redemption, if and only if the last sale price of the Company’s common stock matched or exceeded $18.00 per share for any 20 trading days

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

within a 30-trading day period ending on the third trading day prior to the date on which the Company sent the notice of redemption to the warrant holders (“Redemption Right”).

On September 11, 2020, the Company provided notice of redemption that all public warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on October 13, 2020 (the “Redemption Date”). Any public warrants that remained unexercised following 5:00 p.m. New York City time on October 13, 2020 would no longer be exercisable and would be redeemed by the Company at the Redemption Price.

In the three months ended September 30, 2020, 7,882,163 public warrants were exercised from which the Company received $88.0 million in cash proceeds and recorded $2.6 million in other current assets related to funds received in October 2020. Subsequent to September 30, 2020 and prior to the Redemption Date, an additional 1,278,613 public warrants were exercised, from which the Company received an additional $14.7 million in cash proceeds. See Note 15 Subsequent Events for additional information.

Dividend

Any decision to declare and pay dividends in the future will be made at the sole discretion of Open Lending Corporation’s board of directors and will depend on, among other things, results of operations, cash requirements, financial condition, contractual restrictions and other factors that Open Lending Corporation’s board of directors may deem relevant. In addition, the Company’s ability to pay dividends will be limited by covenants in its existing indebtedness and may be limited by the agreements governing other indebtedness that it or its subsidiaries incur in the future.

7.	Contingent Consideration

As part of the Business Combination, Open Lending, LLC unitholders and certain Nebula equity holders were entitled to additional consideration in form of shares of the Company’s common stock to be issued when the Company’s common stock price achieved certain market share price milestones within specified periods following the Closing. In addition, the Nebula sponsors were restricted to transfer a portion of their founder shares unless market share price targets were achieved within the specified period.

Pursuant to the guidance under ASC 815, Derivatives and Hedging, the contingent consideration was classified as a Level 3 fair value measurement liability, and the increase or decrease in the fair value during the reporting period is recognized as expense or income accordingly. The fair value of the contingent consideration on the Closing Date and on June 30, 2020 were estimated using the Monte Carlo simulation of the stock prices based on historical and implied market volatility. The fair value of the contingent consideration on each vesting date (i.e. the date when each respective share price performance milestone was achieved) was based on the closing share price of the Company’s publicly traded stock on the vesting date.

Founders Shares Subject to Transfer Restrictions

Immediately following the consummation of the Business Combination, 3,437,500 shares of common stock issued and outstanding held by Nebula Holdings, LLC and its affiliates were subject to transfer restrictions (the “Lock-up Shares”). The holder of the Lock-up Shares could not sell, transfer or otherwise dispose of their respective shares until the respective lock-up provisions were achieved as described further below. The Lock-up Shares had full ownership rights including the right to vote and receive dividends and other distribution thereon. The Lock-up Shares would be released from the transfer restrictions upon achieving certain market share price milestones as follows:

1)	The 3,437,500 shares would be released from the lock-up restriction and no longer subject to forfeiture if the daily volume weighted average price (“VWAP”) of the Company’s common stock was greater

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

than or equal to $12.00 for one-half of the Lock-up Shares and $14.00 per share for one-half of the Lock-up Shares, respectively, for 20 trading days over a 30-trading day period at any time within seven years after the Closing.

2)	The Lock-up shares would be released from the lock-up restrictions on the date the Company underwent a change of control as defined in the Business Combination Agreement.

Contingently Issuable Shares

Pursuant to the Business Combination Agreement, Open Lending, LLC’s unitholders would be able to receive up to 22,500,000 shares of common stock (the “Contingency Consideration”) contingent upon achieving certain market share price milestones within a period of 42 months post Business Combination. The Company would issue 7,500,000 shares of common stock when each of the following conditions was met, respectively:

1)	the VWAP was greater than or equal to $12.00 over any 20 trading days within any 30-trading day period prior to or as of the 24th month of the Closing;

2)	the VWAP was greater than or equal to $14.00 over any 20 trading days within any 30-trading day period prior to or as of the 30th month of the Closing; and

3)	the VWAP was greater than or equal to $16.00 over any 20 trading days within any 30-trading day period prior to or as of the 42nd month of the Closing;

In connection with the Business Combination, certain Nebula’s equity holders would be able receive up to 1,250,000 earn-out shares of common stock (the “Earn-out Consideration”) contingent upon achieving certain market share price milestones within a period of 30 months post Business Combination. The Company would issue 625,000 shares of common stock when each of the following conditions is met, respectively:

1)	the VWAP was greater than or equal to $12.00 over any 20 trading days within any 30-trading day period prior to or as of the 24th month of the Closing; and

2)	the VWAP was greater than or equal to $14.00 over any 20 trading days within any 30-trading day period prior to or as of the 30th month of the Closing;

The Contingency Consideration and the Earn-out Consideration shares would vest immediately in the event of a change of control as defined in the Business Combination Agreement.

Settlement of Contingent Consideration

On July 10, 2020, the daily VWAP of the Company’s common stock had been greater than $12.00 per share for 20 trading days within a 30-trading day period, which triggered the vesting of 7,500,000 Contingency Consideration shares and 625,000 Earn-out Consideration shares. On July 15, 2020, the daily VWAP of the Company’s common stock had been greater than $14.00 per share for 20 trading days within a 30-trading day period, which triggered the vesting of an additional 7,500,000 Contingency Consideration shares and 625,000 Earn-out Consideration shares. On August 11, 2020, the daily VWAP of the Company’s common stock had been greater than $16.00 per share for 20 trading days within a 30-trading day period, which triggered the vesting of an additional 7,500,000 Contingency Consideration shares.

In addition, upon achievement of the daily VWAP milestones of both $12.00 per share and $14.00 per share discussed above, 3,437,500 Lock-up Shares were released from the lock-up restrictions and the holders of these shares were no longer restricted from selling and/or transferring the shares.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

In the three months ended September 30, 2020, 27,187,500 shares of common stock were issued or released. Immediately prior to each vesting, the carrying amount of the contingent consideration liability on the balance sheet was marked to market, and the change of fair value was recorded in the statements of operations and comprehensive income (loss). Upon vesting, the contingent consideration liability was reclassified to equity, the vested shares were issued and recorded as common stock at a par value of $0.01 per share, and the incremental fair value amount was recorded as additional paid-in capital.

A reconciliation of changes in the liability related to contingent consideration during the three and nine months ended September 30, 2020 follows:

(in thousands)
Estimated fair value of contingent consideration at June 10, 2020	$347,089
Change in fair value in the second quarter of 2020	48,802
Estimated fair value of contingent consideration at June 30, 2020	395,891
Change in fair value in the third quarter of 2020	83,130
Reclassification of contingent consideration shares to equity	(479,021)

Estimated fair value of contingent consideration at September 30, 2020	$—

Upon inception, the initial estimated fair value of contingent consideration on June 10, 2020 of $347.1 million was recorded as a long-term liability in our consolidated balance sheet. The increase in contingent consideration fair value of $83.1 million and $131.9 million during the three and nine months ended September 30, 2020, respectively, was recorded as a change in fair value of contingent consideration in the statements of operations and comprehensive income (loss). With the vesting of the contingent consideration shares during the three months ended September 30, 2020, the contingent consideration liability was reclassified to equity, and accordingly $0.3 million was recorded to common stock and $478.7 million was recorded to additional paid-in capital.

8.	Revenue

The Company accounts for a contract with a customer when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights and payment terms can be identified, the contract has commercial substance, and it is probable the Company will collect substantially all of the consideration it is entitled to. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

Performance Obligations

The Company generates revenue primarily by providing services to lending institutions and insurance carriers. The following is a description of the principle activities from which the Company generates revenue.

1)	Revenue from contracts with lending institutions

Program fees are derived from contracts with automotive lenders. Through our LPP, we enable automotive lenders to make loans that are insured against certain credit losses from defaults. The Company generates program fee revenue from our proprietary, cloud-based software platform that enables automotive lenders, OEM captive finance companies and other financial institutions to approve loans to traditionally underserved non-prime or near-prime borrowers.

The Company receives program fees for providing loan decision-making analytics solutions and automated issuance of credit default insurance with third-party insurance providers. The Company’s performance

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

obligation is complete when a loan is certified through the Company’s Lenders Protection program and is issued by the lending institution. Program fee contracts contain a single performance obligation, which consist of a series of distinct services that are substantially the same with the same pattern of transfer to customers.

Program fees are based on a percentage of the initial principal amount of the loans processed by the Company. There are two types of payment arrangements: 1) a single pay program fee is due based on the volume of loans originated by the lending institution in a calendar month; or 2) a monthly pay program fee is due in equal monthly installments within 12 months of loan origination.

We bill the customer for an amount calculated based on the actual number of loans processed in a calendar month, which corresponds directly with the value of service transferred to the customer in that month.

2)	Revenue from customer with insurance carriers

We have producer agreements with two insurance carriers, AmTrust Financial Services, Inc. (“AmTrust”) and CNA Financial Corporation (“CNA”), from which we earn profit-share revenue and claims administration service fees.

In the profit share arrangement, the Company facilitates placement of credit default insurance policies with lending institutions on behalf of our insurance partners. Profit share revenue represents our participation in the underwriting profit of our third-party insurance partners who provide lenders with credit default insurance on loans the automotive lenders make using our LPP. We receive a percentage of the aggregate monthly insurance underwriting profit. Monthly insurance underwriting profit is calculated as the monthly earned premium less expenses and losses (including reserves for incurred but not reported losses), with losses accrued and carried forward for future profit share calculations. The Company fulfills its performance obligation upon placement of the insurance, at which point the Company is entitled to the profit share of all future net premiums earned by the insurance carrier on the policy.

To determine the profit share revenue, we use forecasts of loan-level earned premium and insurance claim payments. These forecasts are driven by the projection of loan defaults, prepayments and severity rates. These assumptions are based on our observations of the historical behavior for loans with similar risk characteristics. The assumptions also take consideration of the forecast adjustments under various macroeconomic conditions and the current mix of the underlying portfolio of our insurance partners. To the extent these assumptions change, our profit share revenue will be adjusted.

In accordance with ASC 606, Revenue from Contracts with Customers, at the time of the placement of a policy by an insurance company, we estimate the variable consideration based on undiscounted expected future profit share to be received from the insurance carriers, and we applied economic stress factors in our forecast to constraint our estimation of transaction price to an amount.

Claims administration service fees are generated from us acting as a third-party administrator to process and adjudicate the credit default insurance claims on behalf of the insurance companies. In this arrangement, the performance obligation to provide claims administration services is generally satisfied over time, with the customer simultaneously receiving and consuming the benefits as we satisfy our performance obligations.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

Contract Balances

The Company has no contract liabilities. Contract asset balances for the periods indicated below are as follows:

	Contract Asset
	Profit Share	TPA Fee	Program Fee	Total
	(in thousands)
Ending balance as of December 31, 2019	$57,367	$575	$5,009	$62,951
Increase of contract asset due to new business generation	43,621	3,185	31,592	78,398
Adjustment of contract asset due to estimation of revenue from performance obligations satisfied in previous periods	(9,139)	—	—	(9,139)
Receivables transferred from contract assets upon billing the lending institutions	—	—	(31,160)	(31,160)
Payments received from insurance carriers	(25,012)	(3,050)	—	(28,062)

Ending balance as of September 30, 2020	$66,837	$710	$5,441	$72,988

During the first six months of 2020, the Company recorded a $13.0 million reduction in its contract asset estimate due to lowered expectations on anticipated profit share revenue from loans certified in previous periods, primarily as a result of changes in facts and circumstances arising from the COVID-19 pandemic. Subsequently, during the three months ended September 30, 2020, the Company experienced improved business performance, and accordingly the expected future loan default rate, default severity and prepayment rate were adjusted to reflect management’s best estimates based on the Company’s better-than-anticipated performance, which yielded a $3.8 million increase in the Company’s contract asset estimate. The net impact was a $9.1 million reduction in the Company’s contract asset estimate as of September 30, 2020.

9.	Share-Based Compensation

Class B Common Unit Incentive Plan

Prior to the Business Combination, commencing in 2013, the Board of Managers of Open Lending, LLC approved the Class B Unit Incentive Plan (the “Class B Plan”), which was a form of long-term compensation that provided for the issuance of ownership shares to Service Providers for purposes of retaining them and enabling such individuals to participate in the long-term growth and financial success of Open Lending, LLC. As a result of the Business Combination, the Board of Managers approved an acceleration of the awards granted in connection with the Class B Plan, to allow accelerated vesting of the units at the consummation of the Business Combination. On the date of the Closing, the accelerated vesting for 14,129,158 awards resulted in $2.2 million of non-cash share-based compensation expense recorded to general and administrative expense in the nine months ended September 30, 2020.

2020 Stock Option and Incentive Plan

Prior to the closing of the Business Combination, on June 9, 2020, Nebula’s stockholders approved the Open Lending Corporation 2020 Stock Option and Incentive Plan. The Open Lending Corporation 2020 Stock Option and Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

stock units and other stock or cash-based awards. The Company has initially reserved 9,693,750, approximately 10% of the number of shares of its common stock outstanding upon the closing, as the “Initial Limit” for the issuance of awards under the Open Lending Corporation 2020 Stock Option and Incentive Plan. The Open Lending Corporation 2020 Stock Option and Incentive Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning on January 1, 2021, by 4% of the outstanding number of shares of the Company’s common stock on the immediately preceding December 31, or the “Annual Increase.” This limit is subject to adjustment in the event of a stock split, stock dividend or other change in the Company’s capitalization.

There were no grants issued under the Open Lending Corporation 2020 Stock Option and Incentive Plan during the three and nine months ended September 30, 2020.

10.	Net Income (Loss) per Share

Pursuant to the Restated and Amended Certificate of Incorporation and as a result of the reverse recapitalization, the Company has retrospectively adjusted the weighted average shares outstanding prior to June 10, 2020 to give effect to the exchange ratio used to determine the number of shares of common stock into which they were converted.

Basic net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed based on the weighted average number of common shares outstanding plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method.

The following table sets forth the computation of basic net income (loss) per share attributable to common stockholders for the three and nine months ended September 30, 2020, and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
	(in thousands, except shares and per share data)
Basic net income (loss) per share:
Numerator
Net income (loss)	$(71,133)	$14,716	$(112,766)	$45,104
Preferred distribution to redeemable convertible preferred units	—	(3,252)	(40,689)	(7,435)
Non-cash adjustment to redemption amount of the redeemable convertible preferred units	—	(58,601)	47,537	(104,825)

Net loss attributable to common unitholders	(71,133)	(47,137)	(105,918)	(67,156)
Denominator
Basic weighted-average common shares	115,189,532	37,631,052	67,828,046	37,631,052
Basic net loss per share attributable to common stockholders	$(0.62)	$(1.25)	$(1.56)	$(1.78)

The following weighted average shares of the potentially dilutive outstanding securities for the three and nine months ended September 30, 2020 and 2019 were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented. Therefore, the diluted

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

net income (loss) per share for the three and nine months ended September 30, 2020 and 2019 are the same as the basic net income (loss) per share.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Redeemable public warrants	2,230,897	—	890,291	—
Contingency consideration	5,803,329	—	4,032,276	—
Retroactively restated redeemable convertible Series C preferred units	—	14,278,603	8,389,982	14,278,603

Total	8,034,226	14,278,603	13,312,549	14,278,603

The Company’s pre-merger LLC membership structure included several different types of LLC interests including ownership interests and profits interests. The Company analyzed the calculation of earnings per unit by using the two-class method for the periods ended in 2019 and determined that it resulted in values that would not be comparable to the same periods in 2020 and therefore not meaningful to the users of these consolidated financial statements. As a result, the Open Lending, LLC’s net income (loss) per share information has not been presented for any period.

11.	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments on September 30, 2020 and December 31, 2019. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	Quarter Ended September 30, 2020		Year Ended December 31, 2019

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	(in thousands)
Financial assets
Cash and cash equivalents	$115,153	$115,153	$7,676	$7,676
Restricted cash	2,613	2,613	2,222	2,222
Accounts receivable	3,392	3,392	3,767	3,767
Interest Rate Swaps (Other non-current assets)	—	—	9	9

Total	$121,158	$121,158	$13,674	$13,674

Financial liabilities
Notes payable	$158,814	$158,814	$3,313	$3,313
Accounts payable	2,283	2,283	1,337	1,337
Accrued expenses	1,409	1,409	2,006	2,006
Income tax payable	544	544	—	—

Total	$163,050	$163,050	$6,656	$6,656

The fair value of the financial instruments shown in the table above as of September 30, 2020 and December 31, 2019 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between the market participants at that date. Those fair

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

value measurements maximize the use of observable and unobservable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and income tax payable. The carrying amounts approximate fair value because of the short maturity of these instruments.

•

Restricted cash: Restricted cash relates to deposits held on behalf of insurance partners to settle insurance claims. The carrying amount of restricted cash approximates fair value because of the short maturity of this instrument.

•

Interest rate swaps: The fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices. The Company’s interest rate swap was settled in March of 2020.

•

Notes payable: the carrying amount of the Company’s debt approximates its fair value due to its variable interest rate that is tied to the current LIBOR rate plus an applicable spread and consistency in our credit ratings.

Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value) at September 30, 2020 and December 31, 2019.

		Fair value measurements at reporting date using
	September 30, 2020	Level 1	Level 2	Level 3
	(in thousands)
Liabilities:
Notes payable	$158,814	$—	$158,814	$—

Total	$158,814	$—	$158,814	$—

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

		Fair value measurements at reporting date using
	December 31, 2019	Level 1	Level 2	Level 3
	(in thousands)
Assets:
Interest rate swaps	$9	$—	$9	$—

Total	$9	$—	$9	$—

Liabilities:
Notes payable	$3,313	$—	$3,313	$—

Total	$3,313	$—	$3,313	$—

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of any level for the periods ended September 30, 2020 and December 31, 2019.

The Company does not have any long-lived asset which is being measured at fair value on a recurring basis.

12.	Income Taxes

During the three and nine months ended September 30, 2020, the Company recognized income tax expense of $4.0 million and $5.4 million, resulting in effective tax rates of (6.0)% and (5.0)%, respectively. During the three and nine months ended September 30, 2019, the Company recognized income tax expense of $40,745 and an income tax benefit of $58,320, resulting in effective tax rates of 0.3% and (0.1)%, respectively. The Company’s income tax expense for the three and nine months ended September 30, 2020 differs from amounts computed by applying the U.S. federal statutory tax rate of 21% primarily due to the impact of the change in fair value of the carrying amount of the contingent consideration being recorded in the Company’s statements of operations and comprehensive income (loss). The Company’s income tax expense for the three and nine months ended September 30, 2019 differs from amounts computed by applying the U.S. federal statutory tax rate of 21% primarily due to the flow-thru entity structure prior to the Business Combination.

Net deferred tax assets totaling $89.9 million were recorded as of June 10, 2020 in relation to the Business Combination, of which $88.1 million was recorded to other long-term liabilities to reflect the Company’s estimated liability associated with the Tax Receivable Agreement, dated June 10, 2020, by and among Nebula, the Blocker, Blocker’s sole shareholder, and Open Lending, LLC and the excess amount of $1.9 million was recorded to additional paid-in-capital.

As of September 30, 2020, the Company has assessed whether it is more likely than not that our deferred tax assets will be realized. In making this determination, the Company considers all available positive and negative evidence and makes certain assumptions. The Company considers, among other things, the reversal of its deferred tax liabilities, the overall business environment, its historical earnings and losses, current industry trends and its outlook for future years. The Company believes it is more-likely-than-not all deferred tax assets will be realized and has not recorded any valuation allowance as of September 30, 2020.

On March 27, 2020, the President of the United States signed into law the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), an economic stimulus package in response to the COVID-19 global pandemic. The CARES Act contains several corporate income tax provisions intended to provide relief to taxpayers, most substantial of which relate to temporary net operating loss (“NOL”) carryback periods, temporary reductions in the limitation of business interest expense deductions, employee retention

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING CORPORATION

Notes to Consolidated Financial Statements

(Unaudited)

tax credits, and payroll tax relief, among other changes. As of September 30, 2020, the Company does not anticipate a material impact related to the CARES Act provisions on its current year provision or the Company’s consolidated financial statements.

Management of the Company has evaluated the aggregate exposure for uncertain tax positions for all open tax years and concluded that the Company and its predecessor have no material uncertain tax positions as of September 30, 2020 or for any open tax years. Tax penalties and interest, if any, would be reflected in the consolidated statements of operations and comprehensive income (loss) in other expenses. The Company has not recorded any penalties or interest related to uncertain tax positions as of September 30, 2020 or for any open tax years.

13.	Related Party Transactions

On March 25, 2020, Ross Jessup, our COO, CFO and Secretary, borrowed $6,000,000 from Open Lending, LLC in accordance with the promissory note in place and the loan was paid in full by Mr. Jessup on March 30, 2020, with proceeds received as result of the non-liquidating distribution paid by Open Lending, LLC to its members.

14.	Tax Receivable Agreement

In connection with the Business Combination, the Company entered into the Tax Receivable Agreement. The Tax Receivable Agreement generally provides for the payment by the Company to the Open Lending LLC unitholders and Blocker’s sole shareholder (the “TRA holders”), as applicable, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes (or are deemed to realize in certain circumstances) in periods after the Closing as a result of: (i) certain tax attributes of Blocker and/or Open Lending, LLC that existed prior to the Business Combination and were attributable to the Blocker; (ii) certain increases in the tax basis of Open Lending, LLC’s assets resulting from the Transactions; (iii) imputed interest deemed to be paid by the Company as a result of payments the Company makes under the Tax Receivable Agreement; and (iv) certain increases in tax basis resulting from payments the Company makes under the Tax Receivable Agreement. The Company will retain the benefit of the remaining 15% of these cash savings.

The liability for the Tax Receivable Agreement was $88.1 million as of September 30, 2020, which is classified as other long-term liabilities on our consolidated balance sheet. The deferred tax asset for Tax Receivable Agreement was $101.6 million, which was recognized due to the increase in tax basis and certain tax benefits attributable to imputed interest. The Company expects to benefit from the remaining 15% of cash savings, if any, realized.

15.	Subsequent Events

As of October 13, 2020, 9,160,776 public warrants were exercised by the warrant holders, generating a total of $105.3 million in cash proceeds, of which $17.3 million was received in October 2020. The remaining 5,883 unexercised public warrants on October 13, 2020 were redeemed by the Company for $0.01 per public warrant.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Members and the Board of Directors of Open Lending, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Open Lending, LLC (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, changes in members’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New ASU 2014-09

As discussed in Note 2 and Note 8 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition in 2019 due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606).

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

Austin, Texas

March 18, 2020

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Consolidated Balance Sheets

(In thousands, except unit and per unit data)

	December 31,
	2019	2018
Assets
Current assets
Cash and cash equivalents	$7,676	$11,072
Restricted cash	2,222	2,064
Accounts receivable	3,767	1,938
Current contract assets	29,782	—
Unbilled revenue	—	8,468
Prepaid expenses	1,560	730
Other current assets	205	183

Total current assets	45,212	24,455

Property and equipment, net	299	305
Non-current contract assets	33,169	—
Other assets	506	124

Total assets	$79,186	$24,884

Liabilities and members’ equity
Current liabilities:
Accounts payable	1,337	755
Accrued expenses	2,006	1,110
Accrued distributions	—	7,544
Current installment of notes payable	2,484	2,484
Other current liabilities	2,366	1,952

Total current liabilities	8,193	13,845

Long-term notes payable, net of unamortized debt issuance costs and excluding current installment	829	3,313

Total liabilities	$9,022	$17,158

Commitments and contingencies - See Note 12
Redeemable convertible preferred Series C units, 21,906,852 units authorized, 21,906,852 and 21,906,852 issued and outstanding at December 31, 2019 and 2018, respectively	304,943	141,518
Members’ equity (deficit)
Common units, 164,241,344 authorized, 25,381,873 and 23,885,352 issued and outstanding at December 31, 2019 and 2018, respectively	7,524	5,540
Preferred units, 29,058,266 authorized, 29,058,266 and 29,058,266 issued and outstanding at December 31, 2019 and 2018, respectively	478	478
Accumulated deficit	(242,781)	(139,810)
Total members’ equity (deficit)	(234,779)	(133,792)

Total liabilities, redeemable convertible preferred units and members’ equity (deficit)	$79,186	$24,884

See accompanying Notes to the Consolidated Financial Statements

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Consolidated Statements of Operations and Comprehensive Income

(In thousands, except unit and per unit data)

	Year Ended December 31,
	2019	2018	2017
Revenue
Program fees	$36,667	$25,044	$17,064
Profit share	53,038	24,835	13,735
Claims administration service fees	3,142	2,313	1,581

Total revenue	92,847	52,192	32,380
Cost of services	7,806	4,603	3,019

Gross profit	85,041	47,589	29,361
Operating expenses
General and administrative	13,774	12,125	7,986
Selling and marketing	7,482	6,188	4,532
Research and development	1,170	802	691

Operating income	62,615	28,474	16,152
Interest expense	(322)	(341)	(418)
Interest income	24	13	10
Other income	197	170	85

Income before income taxes	62,514	28,316	15,829
Provision (benefit) for income taxes	(30)	37	59

Net income and comprehensive income	$62,544	$28,279	$15,770

Net income (loss) per common unit
Weighted-average Class A common units outstanding basic and diluted	12,181,875	12,181,875	12,181,875
Basic and diluted net income (loss) attributable to Class A common units	(5.57)	(2.21)	(0.68)
Weighted-average Class B common units outstanding basic and diluted	7,925,593	7,759,077	7,134,221
Basic and diluted net income (loss) attributable to Class B common unitholders	(5.57)	(2.21)	(0.68)

See accompanying Notes to the Consolidated Financial Statements

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Consolidated Statements of Changes in Members’ Equity (Deficit)

(In thousands, except unit and per unit data)

	Redeemable Convertible Series C Preferred		Common		Series A and B Preferred		Accumulated Deficit	Total Members’ Equity (Deficit)
	Units	Amount	Units	Amount	Units	Amount
Balance as of December 31, 2016	21,906,852	54,329	20,782,665	2,047	29,058,266	478	(58,464)	(55,939)
Fair value adjustment of redemption option in convertible preferred stock	—	23,878	—	—	—	—	(23,878)	(23,878)
Number of Class B units vested	—	—	1,400,281	—	—	—	—	—
Forfeitures of Class B1(b) units	—	—	(109,375)	—	—	—	—	—
Unit-based compensation	—	—	—	964	—	—	—	964
Distribution to redeemable convertible preferred units	—	—	—	—	—	—	(5,010)	(5,010)
Distribution to preferred units	—	—	—	—	—	—	(4,022)	(4,022)
Distribution to common units	—	—	—	—	—	—	(2,754)	(2,754)
Net Income	—	—	—	—	—	—	15,770	15,770

Balance as of December 31, 2017	21,906,852	78,207	22,073,571	3,011	29,058,266	478	(78,358)	(78,869)
Fair value adjustment of redemption option in convertible preferred stock	—	63,311	—	—	—	—	(63,311)	(63,311)
Number of Class B units vested	—	—	1,814,594	—	—	—	—	—
Forfeitures of Class B1(b) units	—	—	(2,813)	—	—	—	—	—
Unit-based compensation	—	—	—	2,529	—	—	—	2,529
Distribution to redeemable convertible preferred units	—	—	—	—	—	—	(9,066)	(9,066)
Distribution to preferred units	—	—	—	—	—	—	(10,289)	(10,289)
Distribution to common units	—	—	—	—	—	—	(7,065)	(7,065)
Net Income	—	—	—	—	—	—	28,279	28,279

Balance as of December 31, 2018	21,906,852	141,518	23,885,352	5,540	29,058,266	478	(139,810)	(133,792)
ASC 606 Transition Adjustment	—	—	—	—	—	—	32,768	32,768
Fair value adjustment of redemption option in convertible preferred stock	—	163,425	—	—	—	—	(163,425)	(163,425)
Number of Class B units vested	—	—	1,496,521	—	—	—	—	—
Unit-based compensation	—	—	—	1,984	—	—	—	1,984
Distribution to redeemable convertible preferred units	—	—	—	—	—	—	(11,058)	(11,058)
Distribution to preferred units	—	—	—	—	—	—	(14,064)	(14,064)
Distribution to common units	—	—	—	—	—	—	(9,736)	(9,736)
Net Income	—	—	—	—	—	—	62,544	62,544

Balance as of December 31, 2019	21,906,852	304,943	25,381,873	7,524	29,058,266	478	(242,781)	(234,779)

See accompanying Notes to the Consolidated Financial Statements

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2019	2018	2017
Cash flows from operating activities
Net income	$62,544	$28,279	$15,770
Adjustments to reconcile net income to net cash provided by operating activities:
Unit-based compensation	1,984	2,529	964
Depreciation and amortization	105	80	20
Non-cash interest expense (income)	92	30	16
Changes in assets & liabilities:
Accounts receivable	(1,829)	(443)	(450)
Unbilled revenue	—	(2,612)	(3,413)
Contract assets	(21,714)	—	—
Prepaid expenses	(830)	(540)	60
Other current and non-current assets	(481)	(140)	(43)
Accounts payable	583	378	(338)
Accrued expenses	896	184	329
Other current liabilities	412	856	177

Net cash provided by operating activities	41,762	28,601	13,092

Cash flows from investing activities
Purchase of property and equipment	(99)	(106)	(48)

Net cash used in investing activities	(99)	(106)	(48)

Cash flows from financing activities
Payments on notes payable	(2,500)	(2,500)	(2,292)
Distributions to members	(42,401)	(18,876)	(11,787)

Net cash used in financing activities	(44,901)	(21,376)	(14,079)

Net change in cash and cash equivalents and restricted cash	(3,238)	7,119	(1,035)
Cash and cash equivalents and restricted cash at the beginning of the year	13,136	6,017	7,052

Cash and cash equivalents and restricted cash at the end of the year	9,898	13,136	6,017

Supplemental disclosure of cash flow information:
Interest paid	320	346	452
Income tax (refunded) paid, net	(40)	37	34
Non-cash investing and financing
Change in Fair Value of redeemable convertible series C Preferred Units	163,425	63,311	23,878
Distributions accrued but not paid	—	7,544	—

See accompanying Notes to the Consolidated Financial Statements

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

1.	Description of Business

Open Lending, LLC (“Open Lending” or the “Company”), a Texas limited liability company, is headquartered in Austin, Texas and is a holding company for its wholly-owned subsidiaries, Lenders Protection, LLC (“LP”) and Open Lending Services, Inc. (“OLS”) (collectively, the “Company”), which are domiciled in Delaware and Texas, respectively. LP has one wholly-owned subsidiary, Insurance Administrative Services, LLC (“IAS”), domiciled in Delaware.

Pursuant to Open Lending’s Limited Liability Company Agreement (“LLC Agreement”), the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member or Manager shall be obligated personally for any such debt, obligation or liability of the Company or for any losses of the Company solely by reason of being a Member or acting as a Manager.

Through its wholly-owned subsidiaries, the Company provides loan analytics, risk-based loan pricing, risk modeling, and automated decision technology for automotive lenders throughout the United States of America (the “U.S.”) which allows each lending institution to book incremental non-prime automotive loans out of their existing business flow. The Company also operates as a third-party administrator that adjudicates insurance claims and refunds on those automotive loans.

The Company has evaluated how it is organized and managed and has identified only one operating segment. All of the Company’s operations and assets are located in the United States, and all of its revenues are attributable to United States customers.

2.	Summary of Significant Accounting and Reporting Policies

a)	Basis of presentation and consolidation

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).

In the opinion of management, the consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the Company’s financial condition and results of operations for the periods presented. The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All intercompany balances and transactions are eliminated upon consolidation.

b)	Emerging growth company

The Company is an “emerging growth company” and has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. This election allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

c)	Use of estimates and judgements

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

Significant items subject to such estimates and assumptions include, but are not limited to, the recognition of the valuations of unit-based compensation arrangements, valuation of interest rate swaps, the useful lives of property and equipment, revenue recognition, and assumptions used in the recognition of contract assets.

d)	Subsequent Events

Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the consolidated financial statements.

e)	Cash and cash equivalents

Cash and cash equivalents consisted of cash held in checking and savings accounts. The Company considers all highly liquid investments with original or remaining maturities of three months or less at the date of purchase to be cash equivalents. We determine the appropriate classification of the Company’s cash and cash equivalents at the time of purchase.

f)	Restricted cash

Restricted cash relates to deposits held in a financial institution for the processing of automated clearing house transactions and funds held on behalf of insurance partners to settle insurance claims. As a third-party administrator of insurance claims and refund adjudication, the Company collects funds from insurance partners which are intended to be used to settle insurance claims and process funds on behalf of the insurance partners. The balance of the funds held on behalf of insurance partners was $2.2 million and $2.0 million at December 31, 2019 and 2018 respectively; there is an offsetting liability that is included in “Other current liabilities” on the accompanying consolidated balance sheets.

g)	Accounts receivable and unbilled revenue

Account receivable includes program fees due from customers that are paid on an installment basis. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statement of cash flows. The Company does not maintain an allowance for doubtful accounts for estimated losses with respect to its accounts receivable portfolio due to the short time frame within which the receivable amounts are settled by the customers and there is not any historical evidence of credit losses on trade accounts receivable. The Company does not have any off-balance-sheet credit exposure related to its customers. There have not been any charge-offs against the Company’s accounts receivable portfolio for the periods presented. As of December 31, 2018, unbilled revenue represented revenue recorded in advance of billings to customers.

h)	Property and equipment

Property and equipment acquired by the Company are recorded at cost, less accumulated depreciation, and impairment losses, if any. Major additions and improvements are capitalized while maintenance and repairs that do not improve or extend the useful life of the respective asset are expensed as incurred. Depreciation, which is presented within the general and administrative expense caption, is calculated using the straight-line method based on the estimated useful lives of the assets. The estimated useful lives of property and equipment ranges from three to four years. The assets are reviewed for impairment whenever events or changes in circumstances indicate that the amount recorded may not be recoverable, and if not recoverable based on the assets’ expected undiscounted cash flows, an impairment is recognized to the extent that the carrying amount exceeds the fair value.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

i)	Derivative financial instruments

The Company is exposed to interest rate risk on its floating-rate debt. The Company has entered into an interest rate swap agreement to convert its floating-rate debt to a fixed-rate basis. The principal objective of this contract is to eliminate or reduce the variability of the cash flows in interest payments associated with the Company’s floating-rate debt, thus reducing the impact of interest rate changes on future interest payment cash flows. The interest rate swap is not designated as a hedging instrument for accounting purposes. The changes in the fair value of interest rate swap are reported in the consolidated statements of operations and comprehensive income as part of interest expense.

j)	Fair value measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market.

When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices), for substantially the full term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

k)	Revenue Recognition

The Company’s revenue is derived from program fees from lending institutions, profit share on the production of insurance contracts for third party insurance carriers and claims administration service for those same insurance carriers. Revenues are recognized when control of the promised services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Upon adoption of ASC 606, where the Company’s performance obligations have been completed, but the final amount of transaction price is unknown, we estimate the amount of the transaction price we expect to be entitled to under the Company’s customer contracts. We recognize subsequent adjustments to an estimated transaction price upon the receipt of additional information or final settlement, whichever occurs first. Prior to the adoption of ASC 606, we recognize revenue when persuasive evidence or an arrangement exists, services have been rendered, transaction price is determinable and collectability is reasonably assured.

For program fees, we provide customers (i.e. automotive lending institutions) with access to and use of the Company’s Lenders Protection Program (“LPP”), which is a Software as a Service platform that facilitates loan decision making and automated underwriting by third-party lenders and the issuance of credit default insurance through third-party insurance providers. For each loan processed through the platform, the Company receives a usage fee based on a percentage of the original principal balance of the loan covered under the LPP. The program fee arrangements are assessment at the time the platform usage occurs and is either paid upfront or over a twelve (12) month installment basis.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

Profit share is derived from the Company agency relationship with third-party insurance providers whereby it facilitates the underwriting and issuance of credit default insurance for its lender customers through the contracted third-party insurance providers. With the adoption of ASC 606 on January 1, 2019, the Company recognizes profit share based on the amount of cash flows it expect receive from the insurance company over the term of the underlying insured loan. Prior to 2019, the Company recognizes revenue when the promised services have been rendered, the profit share amount becomes determinable and collectability is assured.

For the insurance policies issued through the Company’s program, the Company provides adjudication services for insurance claims on the third-party insurer’s policies for auto loans processed through the Lenders Protection Program. The Company earns a monthly service fee which is calculated by the third-party insurance providers as 3% of the monthly net insurance premium collected over the life of the underlying loan. Revenue is recognized as the service is provided over the term of the adjudication contract with the insurance carrier.

Refer to Note 8, “Revenue” for additional information regarding the nature and timing of the Company’s revenue.

l)	Research and Development Costs

Research and development costs consist primarily of salaries, benefits and bonuses of employees engaged in the ongoing development of a lending enablement platform for the automotive finance market, called Lenders Protection Program platform.

m)	Deferred Financing Costs

Deferred financing costs incurred in connection with the issuance of notes payable are capitalized and amortized to interest expense in accordance with the related debt agreement. Debt financing costs are included as a reduction in notes payable of the accompanying consolidated balance sheets.

n)	Unit-based Compensation

The Company grants share-based equity awards to its employees and board directors. The Company accounts for profits interests in accordance with ASC 718, Compensation – Stock Compensation, which establishes accounting for share-based awards exchanged for employee services and requires the Company to expense the estimated fair value of these awards over the requisite service period. The Company estimates the grant date fair value of the award using the Monte Carlo valuation model. The estimate of fair value of profit interest unit awards on the date of grant is determined through the allocation of the business equity value to all outstanding securities. The equity value is based on a combination of income approach and the market approach. The value of the award that is ultimately expected to vest is recognized as expense over the requisite service period in the Company’s consolidated financial statements. The income approach is based on discounted cash flows. The market approach uses a selection of comparable companies in determining value. This determination of fair value is affected by assumptions regarding a number of subjective variables. Changes in the subjective assumptions can materially affect the estimate of their fair value.

The awards vest based on service conditions only and have a graded vesting schedule. The Company recognizes compensation expense for vested awards in the consolidated statements of operations and comprehensive income, net of actual forfeitures in the period they occur, on a straight-line basis over the requisite service period. In addition, the awards are considered participating securities once they have met the Threshold Values (for more details related to Threshold Values of Class B units, refer to Note 9, “Class B Unit Incentive Plan”). For the Class B units that met the Threshold Values prior to vesting, the

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

distribution amounts to the unvested units are classified as compensation expense in the Company’s consolidated statements of operations and comprehensive income. Unit-based compensation expense related to the profits interest grants is allocated to cost of services, general and administrative, selling and marketing, research and development, based on the functional responsibilities of the awarded unit holders in the consolidated statements of operations and comprehensive income.

o)	Net Income (Loss) Attributable to Common Unitholders

The Company computes net income (loss) per unit using the two-class method required for participating securities. The two-class method requires income available to common unitholders for the period to be allocated between common member unit and participating securities based upon their respective rights to receive distributions as if all income for the period had been distributed.

The Company’s redeemable convertible preferred units, non-redeemable convertible preferred units and Class A and certain Class B common units are participating securities. The Company considers the Class B common units that vested and met the threshold value associated with those shares to be participating securities because holders of such shares have non-forfeitable distribution rights in the event a cash distribution is declared on common units.

The holders of the redeemable convertible preferred unit would be entitled to distributions in preference to common unitholders, at specified rates, if declared. The Company also recognized adjustments to the redeemable convertible preferred unit similar to a distribution, in temporary equity. Then any remaining net income would be distributed to the holders of Class A common units, Class B common units, redeemable convertible preferred units and non-redeemable convertible preferred units on a pro-rata basis assuming conversion of all redeemable convertible preferred units into common units in the event that the Company has profits to be allocated to the shareholders. However, the redeemable convertible preferred units and non-redeemable convertible preferred units participating securities, do not contractually require the holders of such participating instruments to participate in the Company’s losses. As such, net losses for the periods presented were allocated to the Class A Common units an Class B common units participating securities only.

The Company’s basic net income (loss) per unit is calculated by dividing net income (loss) attributable to common unitholders by the weighted-average number of shares of common units outstanding for the period, without consideration of potentially dilutive securities. The diluted net income (loss) per unit is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net income (loss) per unit is the same as basic net income (loss) per unit in periods when the effects of potentially dilutive shares of common unit are anti-dilutive.

p)	Income Taxes

The Company is organized as a Texas limited liability company and is intended to be treated as a partnership for U.S. federal income tax purposes. Accordingly, items of income, expense, gains and losses flow through to the partners and are taxed at the partner level. Therefore, no tax provision for federal income taxes is included in the consolidated financial statements with respect to the limited liability company. The Company may also be subject to certain state and municipal taxes on various transactions. For the year ended December 31, 2019, such taxes for which the Company was liable were de minimis.

Uncertain tax positions

ASC Topic 740, Income Taxes, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

than-not” of being sustained by applicable tax authority based upon technical merits of the position. Tax positions not deemed to meet a “more-likely-than-not” threshold would be recorded as a tax expense in the consolidated statements of operations and comprehensive income. Management has reviewed the Company’s tax positions for all open years and concluded that the Company has no material uncertain tax positions as of December 31, 2019. Further, as of December 31, 2019, the Company has recorded no liability relating to uncertain tax positions they have taken or expect to take in future tax returns. Tax penalties and interest, if any, would be reflected in the consolidated statements of operations and comprehensive income in other expenses. The Company has not recorded any penalties or interest related to uncertain tax positions.

Effective January 1, 2018, Open Lending, LLC is required to comply with the Centralized Partnership Audit Regime (CPAR), which was enacted as part of the Bipartisan Budget Act of 2015. Prior to January 1, 2018, tax adjustments were determined at the partnership level, but any additional taxes, including applicable penalties and interest, were collected directly from the partners. Under the CPAR, if an audit of the partnership’s income tax returns for fiscal years beginning after December 31, 2017, results in any adjustments, the IRS will collect the resulting taxes, penalties or interest directly from the partnership. An election is available to allocate the tax audit adjustments to the unitholders once they have been calculated at the partnership level. The partnership has 45 days upon receipt of notice of final adjustment to make the election. The Company cannot provide any assurance that Open Lending will be able to make this election upon examination.

q)	Concentrations

The Company’s top ten customers accounted for an aggregate of 32% of the Company’s total program fee revenue in 2019, with the top customer accounting for only 4% of total program fee revenue. 57% of the Company’s total revenue comes from its business relationships with insurance partners CNA and Amtrust. We expect to have significant concentration in our Original Equipment Manufacturing (“OEM”) customers for the foreseeable future. In the event that one or more of our other significant customers terminate their relationships with us, or elect to utilize an alternative source for financing, the number of loans originated through the Open Lending platform would decline, which would materially adversely affect our business and, in turn, our revenue.

Cash and cash equivalents may be redeemable upon demand and are maintained with several financial institutions that management believes are of high credit quality and therefore bear minimal credit risk.

r)	Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” to require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company does not expect the application of this standard to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,” which modifies the disclosure requirements in ASC 820, “Fair Value Measurement” (“ASC 820”). The new standard is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this ASU and delay adoption of the additional disclosures until their

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

effective date. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which removes certain exceptions for investments, intraperiod allocations and interim calculations, and adds guidance to reduce complexity in accounting for income taxes. ASU 2019-12 is effective for annual periods, and interim periods within those years, beginning after December 15, 2020. The Company is currently evaluating the effects the standard will have on its condensed consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The amendments supersede current lease requirements in Topic 840 which require lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of financial statements about the amount, timing, and uncertainty of cash flows arising from a lease.

This new guidance is effective for public companies for annual reporting periods beginning after December 15, 2018, and interim periods within those periods, except for emerging growth companies who may elect to adopt the standard for annual reporting periods beginning after December 15, 2019. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements that allows entities to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

As an emerging growth company, we plan to adopt ASC 842 on January 1, 2020. The Company will use the package of practical expedients which allows us to not (1) reassess whether any expired or existing contracts are considered or contain leases; (2) reassess the lease classification for any expired or existing leases; and (3) reassess the initial direct costs for any existing leases.

The Company expects that this standard will not have a material effect on its consolidated balance sheets. While we continue to assess all of the effects of adoption, we currently believe the most significant effects relate to the recognition of new right-of-use asset and lease liability on the balance sheet for the Company’s office space operating lease. The right-of-use asset and corresponding lease liability will be based on the present value of future minimum lease payments. The adoption is not expected to have a material impact on the condensed consolidated statements of operations.

Although there are several other new accounting pronouncements issued or proposed by the FASB, which we have adopted or will adopt, as applicable, the Company does not believe any of these accounting pronouncements has had or will have a material impact on its condensed consolidated financial position or results of operations.

Adoption of new accounting standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASC 606”), and since then, has issued several amendments intended to provide interpretive clarifications and to reduce the cost and complexity of applying the new revenue recognition standard, both at transition and on an ongoing basis. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for such goods or services. To achieve this, entities will apply a five step approach: (1) identify the contract(s) with a customer, (2) identify the performance obligations within the contract, (3) determine the transaction price, (4) allocate the transaction price to the separate performance obligations and (5) recognize revenue when, or as, each performance obligation is satisfied. The guidance also requires

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

advanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers.

On January 1, 2019, the Company adopted ASU 2014-19 and all related amendments (ASC 606) and applied its provisions to all uncompleted contracts using the modified retrospective method. The Company recognized the cumulative effect of initially applying ASC 606 as an adjustment to increase the opening balance of retained earnings by $32.7 million. The comparative information for prior periods has not been adjusted and continues to be reported under the accounting standards in effect for those periods. See Note 8, “Revenue” for further information related to adoption of the new revenue standard, including the Company’s updated revenue accounting policies and accounting policies for costs to obtain and fulfill a contract with a customer.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share Based Payment Accounting (“ASU 2016-09”), which amends guidance issued in Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years and early adoption is permitted. The Company adopted the guidance on January 1, 2017, as required. Prior periods have not been adjusted, as the guidance was adopted prospectively. The adoption did not have an impact on the Company’s consolidated financial statements. In addition, the Company also continues to account for forfeitures of awards granted as they occur as allowed by ASU 2016-09.

In May 2017, the FASB issued ASU 2017-09 Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. The Company prospectively adopted ASU 2017-09 on January 1, 2018. The adoption did not have an impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company adopted the amendments in ASU 2018-07 on January 1, 2019. The adoption did not have a material impact on the Company’s consolidated financial statements.

On January 1, 2018, the Company adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. The new standard requires cash and cash equivalents balances on the statement of cash flows to include restricted cash and cash equivalent balances. ASU 2016-18 requires a company to provide appropriate disclosures about its accounting policies pertaining to restricted cash in accordance with GAAP. Additionally, changes in restricted cash and restricted cash equivalents that result from transfers between cash, cash equivalents, and restricted cash and restricted cash equivalents are not to be presented as cash flow activities in the statement of cash flows. The adoption of ASU 2016-18 did not have a material impact on the Company’s financial position, results of operations, cash flows, or disclosures.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

3.	Property and equipment

Property and equipment consisted of the following as of December 31:

(in thousands)	2019	2018
Leasehold improvements	$247	$247
Furniture and equipment	391	292

Total cost of property and equipment	638	539
Less: accumulated depreciation	(339)	(234)

Total property and equipment, net of accumulated depreciation	299	305

Total depreciation expense was $105,000, $80,000 and $20,000 for the years ended December 31, 2019, 2018 and 2017, respectively, and is recognized within general and administrative expenses within the consolidated statements of operations and comprehensive income.

4.	Accrued Expenses

Accrued expenses consisted of the following at December 31:

(in thousands)	2019	2018
Accrued employee expenses	$1,757	$965
Deferred rent	30	53
Other	219	92

Total accrued expenses	2,006	1,110

Accrued employee expenses consist of accrued bonuses, commissions, and paid time off.

5.	Notes Payable

On March 31, 2016, we entered into a credit agreement which provided for $12.5 million in aggregate principal amount of promissory note (“the Note”). The Note is collateralized by 1,000 units of Open Lending Services and 10,000 units of Lenders Protection common units. The Note is guaranteed by Lenders Protection, Open Lending Services and IAS. The Note accrues interest at London Interbank Offered Rate (LIBOR) plus 3.5%. Monthly payments of principal plus accrued interest are due through maturity on March 31, 2021. The Company is subject to financial covenants under the Note, including a minimum debt service coverage ratio, a maximum funded debt to EBITDA ratio and a maximum non-financed capital expenditures threshold.

Debt issuance costs of $20,545 and $36,961 as of December 31, 2019 and 2018, respectively, are presented as a direct reduction of the Company’s long-term debt in the consolidated balance sheets. . The amortization of the debt issuance costs was charged to interest expense for both periods presented. The Company amortizes the debt issuance costs using the effective interest rate method over the term of the loan. The amount of debt issuance costs included in interest expense was $16,416 for both periods ended December 31, 2019 and 2018. In June 2019, the Company opened a new line of credit with a financial institution for $5.0 million. This line of credit has not been used as of December 31, 2019.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

		December 31,
	Effective Interest Rate	2019	2018
(in thousands)
Notes payable
Total notes payable	4.97%	3,334	5,834
Less: debt issuance costs, net of amortization		(21)	(37)
Less: current installment of notes payable		(2,484)	(2,484)

Long-term notes payable, net unamortized debt issuance costs and excluding current installment		$829	$3,313

Fair Value of Notes payable

As of December 31, 2019 and 2018, the estimated aggregate fair value of the Note was $3.3 million and $5.8 million, respectively, which was classified as Level 2 as we used quoted prices from less active markets.

Future Principal Payments of Debt

The future scheduled principal payments of debt as of December 31, 2019 were as follows:

(in thousands)	Future Scheduled Principal Payments
2020	2,484
2021	829

Total	$3,313

As of December 31, 2019 and for each period presented, we were in compliance with all debt covenants.

6.	Interest Rate Swap

The Company uses variable-rate LIBOR debt to finance its operations (see Note 5, “Notes Payable”). The debt obligation exposes the Company to variability in interest payments due to changes in interest rates. The Company believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, Management entered into a LIBOR based interest rate swap agreement to manage fluctuations in cash flows resulting from changes in the benchmark interest rate of LIBOR. The swap changes the variable-rate cash flow exposure on the debt obligation to fixed cash flows. Under the terms of the interest rate swap, the Company receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged.

At December 31, 2019 and 2018, we have one outstanding interest rate swap agreement with a notional value of $12.5 million. The interest rate swap has a maturity date of March 31, 2021. The carrying amount of the interest rate swap is recorded at fair value in the consolidated balance sheets.

The interest rate swap has not been designated as a hedging instrument, hence the changes in the fair value of the swap are recognized directly in the consolidated statements of operations and comprehensive income as part of interest expense. The Company recorded losses of $75,331 in 2019, losses of $13,745 in 2018, and gains of $49,372 in 2017 related to changes in fair value of the interest rate swap.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

The fair value of the outstanding derivative instrument included in other long-term assets in the consolidated balance sheet as of December 31 was as follows:

			Fair Value as of December 31,
(in thousands)	Balance Sheet Location	Notional Amount	2019	2018
Interest Rate Swap	Other assets	$12,500	$9	$84

7.	Preferred and Common Units

Redeemable Convertible Preferred Units

On March 20, 2016, the Company filed its Amended and Restated LLC Agreement and entered into a Series C Preferred Units Purchase Agreement with BRP Hold 11, Inc. and Bregal Sagemount I, L.P. (“Bregal”). The Company issued 21,906,852 Series C Redeemable Convertible Preferred Units in exchange for $40,000,000 in proceeds (“Series C Contribution Amount”). Of the Company’s six Board Directors, two directors were appointed by Bregal as a result of the acquisition.

Non-redeemable Preferred Units

In addition to Series C Preferred Units, the Company is authorized to issue 29,058,266 preferred units. As of December 31, 2019 and 2018, 29,058,266 non-redeemable preferred units are outstanding.

(In thousands, except unit and per unit data )	Series	Units Authorized	Units Issued and Outstanding	Per Unit Liquidation Preference	Aggregate Liquidation Preference	Per Unit Initial Conversion Price
Non-Redeemable Preferred Unit	A	9,941,227	9,941,227	$0.50	$4,971	$0.25
	B	19,117,039	19,117,039	$0.50	$9,559	$0.25
Redeemable Preferred Unit	C	21,906,852	21,906,852	$1.83	$40,090	$1.83

		50,965,118	50,965,118

The rights, preferences and privileges of both the redeemable and non-redeemable preferred units are as follows:

Voting Rights

Each holder of preferred unit is entitled to the number of votes equal to the number of common units into which each preferred unit is convertible.

Non-liquidation Distribution

The holders of preferred units are entitled to receive distributions. Such distributions are payable when and if declared by the board of directors. The holders of Series C Preferred Units are entitled to receive distributions prior and in preference, to any payment of any distribution to other preferred units and common units. Specifically, the holders of Series C Preferred Units are entitled to receive a preferred return equal to 2.5% per annum, accruing daily, on the Series C Contribution Amount, as defined as the “Preferred Return”, until such time as the holders of Series C Preferred Units receive Preferred Return distributions totaling an aggregate of $100 million. Distributions declared in excess of the Preferred Return for Series C preferred units will be distributed among the holder of preferred units and common units pro rata on an

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

as-converted basis (including the Series C Preferred Units). The distributions declared by the board of directors and made to the preferred units in 2017, 2018 and 2019 are provided in the below table.

Distributions (in thousands)	Non-Redeemable Preferred Units		Redeemable Preferred Units
	Series A	Series B	Series C
For the years ended December 31,
2017	$1,377	$2,645	$5,011
2018	$3,500	$6,789	$9,066
2019	$4,813	$9,252	$11,058

Conversion

Each preferred unit is convertible, at the option of the holder, according to a conversion ratio, which is subject to adjustment for dilutive unit issuance. The total number of common units into which the preferred units may be converted is determined by dividing the initial conversion price by the then-applicable conversion price, as shown in the table above. Preferred Units shall not be reissued upon conversion to common units. The Company has reserved sufficient common units for issuance upon conversion of preferred units.

The Series A and Series B Preferred Units automatically convert to common units if (1) at any time the Company effects an underwritten public offering, or (2) on the date upon which 80% of the respective Series A or Series B Preferred Units have been converted to Common Units.

The Series C Preferred Units automatically converts into common units at the then-applicable conversion price if any time (1) the Company effects an initial public offering with aggregate proceeds of no less than $75 million and the price paid by public is no less than $4.56 per unit, or (2) upon the written election of a Series C Preferred Units majority.

Redemption

At the election of a Series C Preferred Units majority, as defined, each of the Series C Preferred Units is subject to redemption at a price per unit equal to the greater of (a) the Series C Liquidation Preference Payment (as defined in the below section) and (b) the fair market value of the Class A Common Units into which such Series C Preferred Units is convertible, at any time between June 23, 2020 and December 15, 2021. Series A and Series B Preferred Units are not redeemable by the Company or the holders. The redemption feature causes the Series C Preferred Unit to be classified as temporary equity outside of the Company’s permanent equity. The Company valued its Series C Preferred Units at their redemption amount at period end, which was $305 million, $142 million, and $78 million at December 31, 2019, 2018 and 2017, respectively.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the assets of the Company will be paid and distributed first to creditors. The Series C Preferred Units rank senior to the Series A and Series B Preferred Units, and the Series A and Series B Preferred Units rank senior to the common units. The Series C Preferred Units shall receive an amount equal to the sum of the unpaid portion of the Preferred Return and $1.8259 per Series C Preferred Unit, plus all declared and unpaid distributions (the “Series C Liquidation Preference Payment”), payable in preference and priority to any payments made to holders of the then outstanding Series A and Series B Preferred Units and Common Units. The holders of Series A and Series B Preferred Units shall receive an amount equal to $0.50 per preferred unit plus all declared and unpaid distributions (the “Series A and Series B Liquidation Preference Payments”), payable in preference and priority to any payments made to holders of the then outstanding common units.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

Common Units

In the March 2016 LLC Agreement, the Company was authorized to issue up to 150,000,000 Class A Common Units and 14,241,344 Class B common units. Class A Common Units require capital investment by the unit holders, whereas Class B common units are profit interests granted to certain board directors and key management members (“Service Providers”) of Company in accordance with the Company’s Class B Unit Incentive Plan (Refer to Note 9, “Class B Unit Incentive Plan”) and no corresponding capital contribution was required. As of December 31, 2019 and 2018, the Company had 12,181,875 Class A Common Units outstanding, and 13,199,998 and 11,703,477 Class B common units fully vested respectively. Holders of common units are entitled to distributions when and if declared by the board of directors, subject to the rights of the holders of all classes of units outstanding have priority rights to distributions. The distributions declared by the board of directors and made to the Class A and Class B Common units in 2017, 2018 and 2019 are provided in the below table.

Distributions (in thousands)	Common Units
	Class A	Class B
For the years ended December 31,
2017	1,692	1,135
2018	4,280	2,829
2019	5,919	3,825

8.	Revenue

The Company accounts for a contract with a customer when both parties have approved the contract and are committed to perform their respective obligations, each party’s rights and payment terms can be identified, the contract has commercial substance, and it is probable the Company will collect substantially all of the consideration it is entitled to. Revenue is recognized when, or as, performance obligations are satisfied by transferring control of a promised product or service to a customer.

Revenue from contracts with customers

The Company generates revenue primarily by providing services to lending institutions and insurance carriers. The following is a description of the principal activities from which the Company generates revenue.

Revenue from contracts with lending institutions

Program fees are derived from contracts with automotive lenders. Through the Company’s proprietary Lenders Protection Program (“LPP”), we enable automotive lenders to make loans that are insured against certain credit losses from defaults. The Company generates program fee revenue from our proprietary, cloud-based software platform that enables automotive lenders, OEM captive finance companies and other financial institutions (collectively “lending institutions”) to approve loans to traditionally underserved non-prime or near-prime borrowers.

The Company receives program fees for providing loan decision-making analytics solutions and automated issuance of credit default insurance with third-party insurance providers. The Company’s performance obligation is complete when a loan is certified through the Company’s Lenders Protection program and is issued by the lending institution. Program fee contracts contain a single performance obligation, which consist of a series of distinct services that are substantially the same with the same pattern of transfer to customers.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

Program fees are based on a percentage of the initial principal amount of the loans processed by the Company. There are two types of payment arrangements: 1) a single pay program fee is due based on the volume of loans originated by the lending institution in a calendar month; or 2) a monthly pay program fee is due in equal monthly installments within 12 months of loan origination.

We bill the customer for an amount calculated based on the actual number of loans processed in a calendar month, which corresponds directly with the value of service transferred to the customer in that month.

Revenue from contracts with insurance carriers

We have producer agreements with two insurance carriers, AmTrust Financial Services, Inc. (“AmTrust”) and CNA Financial Corporation (“CNA”), from which we earn profit-share revenue and claims administration service fees.

In the profit share arrangement, the Company facilitates placement of credit default insurance policies with lending institutions on behalf of our insurance partners. Profit share revenue represents our participation in the underwriting profit of our third-party insurance partners who provide lenders with credit default insurance on loans the automotive lenders make using our LPP. We receive a percentage of the aggregate monthly insurance underwriting profit. Monthly insurance underwriting profit is calculated as the monthly earned premium less expenses and losses (including reserves for incurred but not reported losses), with losses accrued and carried forward for future profit share calculations. The Company fulfills its performance obligation upon placement of the insurance, at which point the Company is entitled to the profit share of all future net premiums earned by the insurance carrier on the policy.

To determine the profit share revenue we use forecasts of loan-level earned premium and insurance claim payments. These forecasts are driven by the projection of loan defaults, prepayments and severity rates. These assumptions are based on our observations of the historical behavior for loans with similar risk characteristics. The assumptions also take consideration of the forecast adjustments under various macroeconomic conditions and the current mix of the underlying portfolio of our insurance partners. To the extent these assumptions change, our profit share revenue will be adjusted.

In accordance with ASC 606, Revenue from Contracts with Customers, at the time of the placement of a policy by an insurance company, we estimate the variable consideration based on undiscounted expected future profit share to be received from the insurance carriers, and we applied economic stress factors in our forecast to constraint our estimation of transaction price to an amount that we believe that a significant reversal in the cumulative amount of revenue is not probable of occurring when the uncertainty is resolved.

Claims administration service fees are generated from us acting as a third-party administrator to process and adjudicate the credit default insurance claims on behalf of the insurance companies. In this arrangement, the performance obligation to provide claims administration services is generally satisfied over time, with the customer simultaneously receiving and consuming the benefits as we satisfy our performance obligations.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

Contract Balances

Contract assets and contract liabilities balances for the periods indicated below were as follows:

	Contract Asset				Contract Liabilities
(in thousands)	Profit Share	TPA Fee	Program Fee	Total	Total
Beginning balance as of January 1, 2019	$37,734	$438	$3,088	$41,260	—
Increase of contract asset due to new business generation	48,181	3,142	36,667	87,990	—
Adjustment of contract asset due to estimation of revenue from performance obligations satisfied in previous periods	4,857	—	—	4,857	—
Receivables transferred from contract assets upon billing the lending institutions	—	—	(34,746)	(34,746)
Payments received from insurance carriers	(33,405)	(3,005)	—	(36,410)	—

Ending balance as of December 31, 2019	$57,367	$575	$5,009	$62,951	—

Changes in our contract assets primarily result from the timing difference between our performance and the customer’s payment. We fulfill our obligation under a contract with a customer by transferring services in exchange for consideration from the customer. We recognize contract assets when we transfer services to a customer, recognize revenue for amounts not yet billed, and the right to consideration is conditional on something other than the passage of time. Accounts receivable are recorded when the customer has been billed or the right to consideration is unconditional.

For performance obligations satisfied in previous periods, we evaluate and update our profit share revenue forecast on a quarterly basis and adjust contract asset accordingly. In 2019, contract asset recognized attributable to profit share revenue forecast adjustment is $4.8 million.

As of December 31, 2019, contract asset consisted of $29.8 million as current portion to be received within one year and $33.2 million in long-term to be received beyond one year.

Contract liabilities arise when we have received consideration or an amount of consideration is due from the customer and we have a future obligation to transfer services. For all our arrangements with customers, we bill or collect payments from customer when or after we perform our service.

Contract Costs

We do not have contract acquisition costs that are associated solely with the origination of a customer contract and therefore are recorded an expenses as incurred.

The fulfilment costs associated with our contracts with customers do not meet the criteria for capitalization and therefore are expensed as incurred.

Disaggregation of Revenues

The principal category we use to disaggregate revenues is by revenue source (i.e. program fee, profit share and claims administration service fee), and the level of disaggregation is presented in the consolidated operations and comprehensive income.

ASC 606 Adoption Transition Adjustment

We applied ASC 606 on January 1, 2019 using the modified retrospective method for all contracts in effect but not completed as of the date of the adoption. As a result of the modified retrospective method, the

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

following adjustments were made to the consolidated balance sheet as shown in the below selected condensed consolidated balance sheet line items as of January 1, 2019.

(in thousands)	Ending Balance as of December 31, 2018	Adjustments due to ASC 606	Opening Balance as of January 1, 2019
Assets
Current assets	24,455	9,847	34,302
Non-current assets	429	22,921	23,349
Liabilities
Current liabilities	13,845	—	13,844
Non-current liabilities	3,313	—	3,313
Equity
Retained earnings	(139,810)	32,768	(107,042)

Impact of ASC 606 on Net Revenue and Balance Sheet

As the Company adopted the new revenue guidance ASC 606 under the modified retrospective method, the Company is required to present what the Company’s revenues would have been under the previous revenue guidance (ASC 605). The following table compares net revenue for the periods presented to the pro forma amounts had the previous ASC 605 guidance been in effect for the year ended December 31, 2019.

	Fiscal year ended December 31, 2019
(in thousands)	Balances without new revenue standard	Effect of change	As reported
Program fee	36,667	—	36,667
Profit share	33,807	19,231	53,038
Claims administration service fee	3,142	—	3,142
Total revenue, net	73,616	19,231	92,847

	Fiscal year ended December 31, 2019
(in thousands)	Pro forma as if ASC 605 was in effect	Effect of change	As reported
Assets
Unbilled revenue	10,793	(10,793)	—
Current contract assets	—	29,782	29,782
Total current assets	10,793	18,989	29,782
Non-current contract assets	—	33,169	33,169
Total	10,793	52,158	62,951

9.	Class B Common Unit Incentive Plan

Commencing 2013, the board of directors approved the Class B Unit Incentive Plan (the “Class B Plan”), which is a form of long-term compensation that provides for the issuance of Class B common units to Service Providers for purposes of retaining them and enabling such individuals to participate in the long-term growth and financial success of Open Lending. The Class B units are a special class of common units structured to qualify as “profits interest” for tax purposes. The aggregated amount of Class B units is limited to 14,241,344, with the aggregate number of Class B common units available for issuance to non-employees not to exceed 995,039.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

Class B common units issued under the Class B Plan provide the holders with the right to receive a percentage of the Company’s future profits and distribution distributions, subject to achievement of certain Threshold Values as defined in the Company’s corporate agreement. The Class B-1 common units are subject to repurchase rights at fair market value upon certain contingent defined events. The Company has not historically exercised that right. Class B-2 common units are not subject to the option of repurchase by the Company.

As of December 31, 2019 and 2018, there were 14,129,157 outstanding Class B units granted to the Company’s Service Providers, all of which are subject to vesting terms based on continued service to Open Lending or its subsidiaries. The Class B common units issued under the Class B Plan generally vest according to a 3-year or 3.25-year vesting schedule, with 25% of the units vesting on the grant date and equal quarterly vesting installments thereafter. The Class B units will become fully vested upon (a) a change of control while the Service Providers continues to provide services to Open Lending or its subsidiaries; or (b) termination by the Company without cause, death or disability of the member or constructive discharge of the member (collectively, “qualified termination”). Any of the Class B units that are unvested on termination of the service provider’s services (except qualified termination) will be forfeited. Class B unit holders are entitled to participate in Open Lending’s distributions, subject to the return of capital contributions made by the common unit holders and certain other preferred distributions rights upon achieving the Threshold Values outlined in the respective award.

A summary of the status of the Class B unit award activity for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 is presented in the table below. The number of Class B award units that vested during the years ended December 31, 2019, December 31, 2018 and December 31, 2017 was 1,496,521, 1,814,594, and 1,400,281 respectively. There were 0 units, 2,813 units and 109,375 units forfeited in the year ended December 31, 2019, December 31, 2018 and December 31, 2017 respectively.

	Granted Units	Vested Units	Non-vested units
Balance as of January 1, 2017	12,693,577	8,600,790	4,092,788
Granted	230,000	—	230,000
Vested	—	1,400,281	(1,400,281)
Forfeiture	(109,375)	(109,375)	—

Balance as of December 31, 2017	12,814,202	9,891,696	2,922,507
Granted	1,317,768	—	1,317,768
Vested	—	1,814,594	(1,814,594)
Forfeiture	(2,813)	(2,813)	—

Balance as of December 31, 2018	14,129,157	11,703,477	2,425,681
Granted	—	—	—
Vested	—	1,496,521	(1,496,521)
Forfeiture	—	—	—

Balance as of December 31, 2019	14,129,157	13,199,998	929,160

Valuation Assumptions

We determine the grant date fair value of the share-based awards based on a waterfall model set-up using the Monte-Carlo simulation framework, with inputs for the equity value of the Company, expected equity volatility, expected term of the awards, risk-free interest rate and expected preferred and common distributions.

The equity value of the Company was determined by applying certain weightings to the income approach (specifically discounted cash flow method) and market approaches (i.e. guideline comparable company

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

method, guideline transaction method, change in market capitalization method, and/or change in market multiples method). The selected weightings for each of these approaches was determined based on the relative reliability of the indicated equity value. As the Company does not have publicly traded equity, the expected equity volatility for the Company is estimated by reference to the average historical and implied volatilities for the comparable companies calculated using the Merton model. The industry peer group used in the market approaches and in the volatility calculations includes small, mid, and/or large capitalization companies in industries similar to the Company and taking into account the similarity in business model, size, stage of lifecycle, and financial leverage. The expected term represents the period of time based on an expected liquidity event (i.e. merger or IPO). The risk-free interest rate used in the analysis is based on the U.S. Treasury yield for a term consistent with the selected term. The preferred distribution yield for Series C Preferred Units was based on the Series C transaction agreement and the common distribution yield was based on Management’s expected distributions.

Equity Allocation – Key Assumptions	Class B1(b)	Class B2(a)	Class B2(b)	Class B2(c)	Class B2(d)
Grant Date	January 31, 2016	December 1, 2016	November 22, 2017	March 15, 2018	August 6, 2018
Equity Valuation Date	January 31, 2016	January 31, 2016	December 31, 2017	December 31, 2017	August 6, 2018
Volatility	45%	45%	40%	40%	40%
Term	4.92	4.92	3.00	3.00	2.40
Risk Free Rate	1.3%	1.3%	2.0%	2.0%	2.7%
Exit Date	December 31, 2020	December 31, 2020	December 31, 2020	December 31, 2020	December 31, 2020
DLOM – Common	13%	13%	18%	18%	14%
Grant Date Fair Value	$0.75	$0.57	$2.85	$2.85	$4.00

The fair value of the Class B award units that vested during the years ended December 31, 2019, December 31, 2018 and December 31, 2017 was $1,984,057, $2,528,730 and $964,413 respectively. The total unrecognized compensation expense related to non-vested Class B units was $2,675,726 at December 31, 2019, which is expected to be recognized in 2020 and 2021. Distributions made to non-vested Class B units were not material during the years ended December 31, 2019, 2018 or 2017.

Unit-based compensation expense related to the profits interest grants is allocated to cost of services, general and administrative, selling and marketing, research and development, based on the functional responsibilities of the awarded unit holders, accompanying consolidated statements of operations and comprehensive income.

	Year ended December 31,
	2019	2018	2017
Cost of services	100	108	119
General and administrative	1,798	2,275	791
Selling and marketing	62	153	89
Research and development	24	36	6

Total	1,984	2,572	1,005

10.	Net Income (Loss) Per Unit

During the years ended December 31, 2019, 2018 and 2017, the rights, including the liquidation and distribution rights, of the holders of Class A and the vested participating Class B common units were

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

identical. As the liquidation and distribution rights were identical, the undistributed earnings were allocated on a proportionate basis and the resulting net loss per unit attributable to common unitholders were, therefore, the same for both Class A, Class B common units. The redeemable convertible Series C preferred units were allocated the preferred distribution and adjustments to its redemption amount, and did not participate in the remaining net loss per unit together with the common units. Preferred unitholders are not obligated to fund losses. Therefore, none are included in the net income (loss) per unit calculation when the Company has a net loss attributable to common unitholders.

The following table sets forth the computation of basic and diluted net income (loss) per unit attributable to common unitholders for the years ended December 31, 2019, 2018 and 2017 (in thousands, except per unit amounts):

	Year Ended December 31,
	2019	2018	2017
Basic net income (loss) per unit:
Numerator
Net income	$62,544	$28,279	$15,770
Less: preferred distribution to redeemable convertible preferred units	(11,058)	(9,066)	(5,011)
Less: non-cash adjustments to redemption amount of the redeemable convertible preferred units	(163,425)	(63,311)	(23,878)
Net income (loss) attributable to common unitholders	$(111,938)	$(44,098)	$(13,119)
Denominator
Basic weighted-average Class A common outstanding	12,182	12,182	12,182
Basic Weighted-average Class B common unit outstanding	7,926	7,759	7,134
Basic net income (loss) per unit attributable to common unitholders
Basic net income (loss) per Class A common unit outstanding	$(5.57)	$(2.21)	$(0.68)
Basic net income (loss) per Class B common unit outstanding	$(5.57)	$(2.21)	$(0.68)
Diluted net income (loss) per unit:
Numerator
Net income (loss) attributable to common stockholders	$(111,938)	$(44,098)	$(13,119)
Denominator
Number of shares used in basic net income (loss) per unit computation	20,108	19,941	19,316
Diluted net income (loss) per unit attributable to common unitholders
Diluted net income (loss) per unit	$(5.57)	$(2.21)	$(0.68)

Since the Company was in a loss position attributable to common unitholders for the years ended December 31, 2019, 2018 and 2017, due to the adjustment to the redeemable convertible preferred units’ redemption amount, and the conversion rate of the redeemable convertible preferred units is 1 to 1, basic net income (loss) per unit was the same as diluted net income (loss) per unit for the periods presented. The following potentially dilutive outstanding securities as of December 31, 2019, 2018 and 2017 were excluded

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

from the computation of diluted net income (loss) per unit because their effect would have been anti-dilutive for the periods presented, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period (in thousands):

	Year Ended December 31,
	2019	2018	2017
Redeemable convertible preferred unit	21,907	21,907	21,907
Non-redeemable convertible preferred unit	29,058	29,058	29,058
Non-vested and/or non-participating Class B common units	6,191	6,242	5,134
Total	57,156	57,207	56,099

11.	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2019 and 2018. Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

	December 31,
	2019		2018
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$7,676	$7,676	$11,072	$11,072
Restricted cash	2,222	2,222	2,064	2,064
Accounts receivable	3,767	3,767	1,938	1,938
Interest Rate Swaps (Other assets)	9	9	84	84

Total	$13,674	$13,674	$15,158	$15,158

Financial liabilities
Notes payable	3,313	3,313	5,797	5,797
Accounts payable	1,337	1,337	755	755
Accrued expenses	2,006	2,006	1,110	1,110

Total	$6,656	$6,656	$7,662	$7,662

The fair value of the financial instruments shown in the table above as of December 31, 2019 and 2018 represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between the market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflect the Company’s own judgments about the assumptions that market participants would use in pricing asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances, including expected cash flows and appropriately risk-adjusted discount rates, available observable and unobservable inputs.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued expenses. The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

•

Interest rate swaps: The fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. Estimated cash flows are discounted using a yield curve constructed using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and of the counterparty; this is calculated based on credit spreads derived from current credit default swap or bond prices.

•

Notes payable: The carrying amount of the Company’s debt approximates its fair value due to its variable interest rate that is tied to the current LIBOR rate plus an applicable spread and consistency in our credit ratings.

Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis (including items that are required to be measured at fair value) at December 31, 2019 and 2018.

	December 31, 2019	Fair value measurements at reporting date using
(in thousands)		Level 1	Level 2	Level 3
Assets:
Interest rate swaps at fair value	$9	$—	$9	$—

Total	$9	$—	$9	$—

Liabilities:
Notes payable at fair value	3,313	—	3,313	—

Total	$3,313	$—	$3,313	$—

	December 31, 2018	Fair value measurements at reporting date using
(in thousands)		Level 1	Level 2	Level 3
Assets:
Interest rate swaps at fair value	$84	$—	$84	$—

Total	$84	$—	$84	$—

Liabilities:
Notes payable at fair value	5,797	—	5,797	—

Total	$5,797	$—	$5,797	$—

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of any level for the years ended December 31, 2019 and 2018.

The Company does not have any long-lived asset which is being measured at fair value on a recurring basis.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

12.	Commitments and Contingencies

Commitments. The following tables summarizes contractual obligations and commitments as of December 31, 2019:

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Debt principal, interest and fees	3,333	2,500	833	—	—
Operating lease obligations	7,794	528	1,729	1,831	3,706
Other contractual commitments	381	260	121	—	—
Total contractual obligations	$11,508	$3,288	$2,683	$1,831	$3,706

Debt Principal, Interest and Fees. Represents principal, estimated interest and fees on Notes payable. (See Note 5, “Notes Payable”). Since the Notes are subject to a floating rate, the estimated interest was based on the rate in effect during the last month of the fiscal year ended December 31, 2019.

Operating Lease Obligations. This relates to the lease of real property from third parties under non-cancelable operating leases. Total rent expense of $629,649, $608,910 and $595,663 was recognized for fiscal years 2019, 2018 and 2017, respectively. We recognize rent expense on a straight-line basis over the term of the lease, taking into account, when applicable, lessor incentives for tenant improvements. Deferred rent is recognized for the difference between the rent expense recognized on a straight-line basis and the payments made per the terms of the lease.

Other Contractual Commitments. Represents amounts payable to agreements related to information technology outsourcing services and other service agreements.

Office Space

The lease of our current office space commenced October 1, 2014. The original lease commenced on February 25, 2006 with a term of 48 months, subsequent to which various amendments have been executed to extend the lease term. The amended lease is set to expire in September 30, 2020.

On June 17, 2019, we executed a noncancellable operating lease agreement with G&I VII Barton Skyway, LP, a Delaware limited partnership (“Landlord”) to lease an office space (Suite 450) located at 1501 South MoPac Expressway, Austin, Texas 78746 for a period of 100 months commencing on October 1, 2020. No lease payment is due until four months after the commencement date. The lease provides us with an extension option for a period of 60 months beyond the end of the initial term subject to specific conditions outlined in the agreement.

Contingencies. As of December 31, 2019, the Company is not involved in any claim, proceeding or litigation which may be deemed to have a material adverse effect on our consolidated financial statements taken as a whole.

13.	Related Party Transactions

During the year ended December 31, 2019, the Company incurred $80,542 in professional and consulting fees related to human resource services provided by HireBetter, LLC (“HireBetter”). Kurt Wilkin is the owner of HireBetter and is a member of the Company’s board of directors.

The Company also incurred $127,176 in professional and consulting fees related to marketing services rendered by Objective Advisors, Inc. (“Objective Advisors”). The owner of Objective Advisors is the spouse of John Flynn, CEO of the Company. At December 31, 2019, the Company owed $9,464 due to services provided by Objective Advisors.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

OPEN LENDING, LLC

Notes to Consolidated Financial Statements

The Company incurred $461,311 in consulting fees provided by EWMW, LP (“EWMW”). The owner of EWMW is Sandy Watkins, the former Chairman of the Company’s board of directors.

14.	Retirement Plan

The Company has a 401(k)-profit sharing plan (the “401(k) Plan”) for the benefit of all employees who have attained the age of 21 years old and have completed six consecutive months of service. Eligible employees may contribute to the 401(k) Plan subject to certain limitations. Under the provisions of the 401(k) Plan, the Company will make a safe harbor non-elective contribution equal to 3% of each participant’s compensation and may make discretionary matching contributions, as well as profit sharing contributions, as determined by management. The Company made profit sharing contributions of $33,600, $33,000, and $134,127 in 2019, 2018, and 2017, respectively. The Company made safe harbor non-elective contributions of $292,204, $230,146, and $183,664 to the 401(k) Plan during the years ended December 31, 2019, 2018, and 2017, respectively.

15.	Subsequent Events

Nebula Acquisition

On January 5, 2020, Open Lending, LLC entered into a business combination agreement (the “Agreement”) with Nebula Acquisition Corp., a Delaware corporation (“NAC”), BRP Hold 11, Inc., a Delaware corporation (“Blocker”), the Blocker’s sole stockholder, Nebula Parent Corp., a Delaware corporation, NBLA Merger Sub LLC, a Texas limited liability company, NBLA Merger Sub Corp., a Delaware corporation and Shareholder Representative Services LLC, a Colorado limited liability company, as the Security holder Representative. Pursuant to the Agreement, NAC will acquire the Company consideration of a combination of cash and shares. The terms of the Agreement contain customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the mergers and the other transactions contemplated.

Credit Agreement

On March 11, 2020, the Company entered into a credit agreement with a syndicate of lenders that funded a term loan in a principal amount of $170,000,000, which will be used primarily to finance distributions to equity investors. The current maturity date for the credit agreement is March 2027. The term loan bears interest at a variable rate of LIBOR + 6.50% or the base rate + 5.50%.

The credit agreement contains a maximum total net leverage ratio financial covenant that is tested quarterly and is calculated based on the ratio of the Company’s adjusted EBITDA to funded indebtedness. The maximum total net leverage ratio begins at 4.75 to 1.0 and then gradually decreases from year-to-year down to 2.5 to 1.0 on or after June 30, 2026.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Nebula Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nebula Acquisition Corporation and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, changes in stockholders’ equity and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, if the Company is unable to complete a Business Combination by the close of business on June 12, 2020, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2017.

New York, New York

February 14, 2020

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,
	2019	2018
Assets:
Current assets:
Cash	$1,299,288	$1,183,723
Prepaid expenses	138,279	5,000

Total current assets	1,437,567	1,188,723
Investment held in Trust Account	281,229,266	278,323,607

Total assets	$282,666,833	$279,512,330

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable and accrued expenses	$719,247	$11,155
Due to related party	203,630	95,865
Franchise tax payable	—	200,000
Income tax payable	—	55,399

Total current liabilities	922,877	362,419
Deferred underwriting commissions	9,625,000	9,625,000

Total liabilities	10,547,877	9,987,419
Commitments
Class A common stock, $0.0001 par value; 26,711,895 and 26,452,491 shares subject to possible redemption at December 31, 2019 and 2018, respectively	267,118,950	264,524,910
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at December 31, 2019 and 2018	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 788,105 and 1,047,509 shares issued and outstanding (excluding 26,711,895 and 26,452,491 shares subject to possible redemption) at December 31, 2019 and 2018, respectively	79	105
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 6,875,000 shares issued and outstanding at December 31, 2019 and 2018, respectively	688	688
Additional paid-in capital	—	2,344,778
Retained earnings	4,999,239	2,654,430

Total stockholders’ equity	5,000,006	5,000,001

Total Liabilities and Stockholders’ Equity	$282,666,833	$279,512,330

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2019	2018
General and administrative costs	$1,179,661	$384,096
Franchise tax expense	1,069,448	199,000

Loss from operations	(2,249,109)	(583,096)
Investment income on Trust Account	5,845,402	4,083,807

Income before income tax expense	3,596,293	3,500,711
Income tax expense	1,002,248	815,599

Net income	$2,594,045	$2,685,112

Weighted average shares outstanding of Class A common stock	27,500,000	27,500,000

Basic and diluted net income per share, Class A	$0.14	$0.10

Weighted average shares outstanding of Class B common stock	6,875,000	6,875,000

Basic and diluted net income per share, Class B	$(0.17)	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock					Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Class A		Class B		Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Balance - December 31, 2017	—	$—	7,187,500	$719	$24,281	$(30,682)	$(5,682)

Sale of units in initial public offering, net of offering costs	27,500,000	2,750	—	—	259,342,731	—	259,345,481
Sale of private placement warrants to Sponsor in private placement	—	—	—	—	7,500,000	—	7,500,000
Forfeiture of Class B common stock	—	—	(312,500)	(31)	31	—	—
Common stock subject to possible redemption	(26,452,491)	(2,645)	—	—	(264,522,265)	—	(264,524,910)
Net income	—	—	—	—	—	2,685,112	2,685,112

Balance - December 31, 2018	1,047,509	$105	6,875,000	$688	$2,344,778	2,654,430	$5,000,001

Common stock subject to possible redemption	(259,404)	(26)	—	—	(2,344,778)	(249,236)	(2,594,040)
Net income	—	—	—	—	—	2,594,045	2,594,045

Balance - December 31, 2019	788,105	$79	6,875,000	$688	$—	$4,999,239	$5,000,006

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2019	2018
Cash Flows from Operating Activities:
Net income	$2,594,045	$2,685,112
Adjustments to reconcile net income to net cash used in operating activities:
Income earned on investment held in Trust Account	(5,845,402)	(4,083,807)
Changes in operating assets and liabilities:
Prepaid expenses	(133,279)	(5,000)
Accounts payable and accrued expenses	708,092	(18,245)
Due to related party	107,765	95,865
Franchise tax payable	(200,000)	200,000
Income tax payable	(55,399)	55,399

Net cash used in operating activities	(2,824,178)	(1,070,676)

Cash Flows from Investing Activities:
Cash deposited in Trust Account	—	(275,000,000)
Investment income released from Trust Account	2,939,743	760,200

Net cash provided by (used in) investing activities	2,939,743	(274,239,800)

Cash Flows from Financing Activities:
Proceeds received from initial public offering	—	275,000,000
Payment of offering costs	—	(5,809,600)
Proceeds received from private placement	—	7,500,000
Repayment of note from related party	—	(221,201)

Net cash provided by financing activities	—	276,469,199

Net increase in cash	115,565	1,158,723
Cash - beginning of the year	1,183,723	25,000

Cash - end of the year	$1,299,288	$1,183,723

Supplemental disclosure of noncash activities:
Deferred underwriting commissions charged to additional paid-in capital in connection with the initial public offering	$—	$9,625,000
Reclassification of deferred offering costs to equity upon completion of the initial public offering	$—	$219,919
Change in value of Class A common stock subject to possible redemption	$2,594,040	$264,524,910
Supplemental cash flow disclosure:
Cash paid for income taxes	$1,157,635	$760,200

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General

Nebula Acquisition Corporation (the “Company” or “NAC”) was incorporated in Delaware on October 2, 2017. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act,” as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

At December 31, 2019, the Company had not commenced any operations. All activity for the period from October 2, 2017 (inception) through December 31, 2019 relates to the Company’s formation, the initial public offering (“Initial Public Offering”) described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of investment income from the proceeds derived from the Initial Public Offering. The fiscal year of the Company is the twelve- month calendar period from January 1 through December 31.

Sponsor and Financing

The Company’s sponsor is Nebula Holdings, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Initial Public Offering was declared effective by the United States Securities and Exchange Commission (the “SEC”) on January 9, 2018. The Company consummated its Initial Public Offering of 27,500,000 Units, including the issuance of 2,500,000 Units as a result of the underwriters’ partial exercise of their over-allotment option at $10.00 per Unit, generating gross proceeds of $275 million and incurring offering costs of approximately $15.7 million, inclusive of $9.625 million in deferred underwriting commissions (Note 3).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,000,000 warrants (the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant, with the Sponsor, generating gross proceeds of $7.5 million (Note 4).

The Trust Account

Funds from the Initial Public Offering have been placed in a trust account (“Trust Account”) with American Stock Transfer and Trust Company. The proceeds held in the Trust Account may only be invested in U.S. government treasury bills with a maturity of one hundred eighty (180) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay franchise and income taxes (less up to $500,000 of interest released to the Company for working capital purposes, which was withdrawn by the Company in December 2019, and $100,000 of interest to

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

pay dissolution expenses, if any), none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the initial Business Combination; (ii) the redemption of any shares of Class A common stock included in the Units (the “Public Shares”) sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of such shares of Class A common stock if it does not complete the initial Business Combination within the Combination Period (defined below); and (iii) the redemption of 100% of the shares of Class A common stock included in the Units sold in the Initial Public Offering if the Company is unable to complete an initial Business Combination within the Combination Period (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an initial Business Combination. The initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an initial Business Combination.

The Company, after signing a definitive agreement for an initial Business Combination, will either (i) seek stockholder approval of the initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes and up to $500,000 of interest which may be released to the Company for working capital purposes, which was withdrawn by the Company in December 2019, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable and up to $500,000 for working capital purposes, which was withdrawn by the Company in December 2019). The decision as to whether the Company will seek stockholder approval of the initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NASDAQ rules. If the Company seeks stockholder approval, it will complete its initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of the initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related initial Business Combination, and instead may search for an alternate initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the trust account and not previously released to the Company to pay its franchise and income taxes (less up to $500,000 of interest released to the Company for working capital purposes, which was withdrawn by the Company in December 2019). As a result, such shares of Class A common stock have been recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, the Company has 24 months from the closing of the Initial Public Offering to complete the initial Business Combination. On January 9, 2020, the Company held a special meeting of stockholders (the “Meeting”), and the stockholders approved an amendment (the “Charter Amendment”) to the Company’s amended and restated certificate of incorporation to extend the date by which the Company has to consummate a business combination (the “Extension”) for an additional five months, from January 12, 2020 to June 12, 2020 (the “Combination Period”). If the Company is unable to complete the initial Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes (less up to $500,000 of interest released to the Company for working capital purposes, which was withdrawn by the Company in December 2019, and $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s officers and directors entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the initial Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s directors, officers or affiliate acquires shares of Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the Combination Period.

In the event of a liquidation, dissolution or winding up of the Company after an initial Business Combination, the Company’s stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company’s stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that the Company will provide its stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the initial Business Combination, subject to the limitations described herein.

On January 5, 2020, the Company, BRP Hold 11, Inc., a Delaware corporation (“Blocker”), the Blocker’s sole stockholder (the “Blocker Holder”), Nebula Parent Corp., a Delaware corporation (“ParentCo”), NBLA Merger Sub LLC, a Texas limited liability company (“Merger Sub LLC”), NBLA Merger Sub Corp., a Delaware corporation (“Merger Sub Corp”), Open Lending, LLC, a Texas limited liability company (the “Target”), and

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shareholder Representative Services LLC, a Colorado limited liability company, as the Stockholder Representative, entered into a business combination agreement (the “Agreement”) pursuant to which NAC will acquire the Target for consideration of a combination of cash and shares, as disclosed in Form 8-K filing on January 6, 2020.

Going Concern Consideration

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Updated (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after June 12, 2020.

As of December 31, 2019, the Company had approximately $1.3 million in its operating bank account, approximately $6.2 million of investment income available in the Trust Account to pay for franchise and income taxes (less up to $500,000 of investment income released to the Company for working capital purposes, which was withdrawn by the Company in December 2019, and $100,000 of investment income to pay dissolution expenses), and working capital surplus of approximately $515,000.

Through December 31, 2019, the Company’s liquidity needs have been satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares (Note 5) to the Sponsor, and an aggregate of approximately $204,000 in advances due to related party, which is discussed in Note 4, approximately $291,000 in loans from the Sponsor, the net proceeds from the consummation of the Private Placement not held in Trust, and proceeds from investment income released from Trust Account since inception of approximately $3.2 million and $500,000 for taxes and working capital purposes, respectively. The Company repaid the loans from the Sponsor in full in February 2018. The Company anticipated that it may need to obtain additional loans from the Sponsor or obtain funding from other sources in order to satisfy our working capital requirements through June 12, 2020, our mandatory liquidation date.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Principles of Consolidation

The consolidated financial statements of the Company include all of its wholly-owned subsidiaries, which were incorporated in Delaware on December 23, 2019 in connection with the planned merger. All inter-company accounts and transactions are eliminated in consolidation.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheets.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

Offering Costs

The Company complies with the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A-Expenses of Offering.” Offering costs consist of costs incurred in connection with formation and preparation for the Initial Public Offering. These costs, together with the underwriter discount, was charged to additional paid-in capital upon completion of the Initial Public Offering.

Class A Common Stock subject to possible redemption

As discussed in Note 1, all of the 27,500,000 common shares sold as part of a Unit in the Initial Public Offering contain a redemption feature which allows for the redemption of common shares under the Company’s Liquidation or Tender Offer/Stockholder Approval provisions. In accordance with FASB ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of FASB ASC 480. Although the Company did not specify a maximum redemption threshold, its charter provides that in no event will it redeem its Public Shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock shall be affected by charges against additional paid-in capital. Accordingly, at December 31, 2019 and 2018, 26,711,895 and 26,452,491 of the 27,500,000 Public Shares were classified outside of permanent equity, respectively.

Net Income per Share

Net income per share is computed by dividing net income by the weighted-average number of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the initial Public Offering (including the consummation of the over-allotment) and Private Placement to purchase an aggregate of 14,166,667 shares of the Company’s Class A common stock in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

The Company’s statements of operations include a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes and funds available to be withdrawn from Trust for working capital purposes, by the weighted average number of Class A common stock outstanding for the period. Net income per share, basic and diluted for Class B common stock is calculated by dividing the net income, less income attributable to Public Shares, by the weighted average number of Class B common stock outstanding for the periods.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement’s carrying amounts of existing assets and liabilities

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Management has determined that a full valuation allowance on the deferred tax asset (related to start up costs) is appropriate at this time after consideration of all available positive and negative evidence related to the realization of the deferred tax asset.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019 or December 31, 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2019 or December 31, 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s consolidated financial statements.

Note 3-Public Offering

On January 12, 2018, the Company sold 27,500,000 Units, including the issuance of 2,500,000 Units as a result of the underwriters’ partial exercise of their over-allotment option, at a price of $10.00 per Unit.

Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value, and one-third of one redeemable warrant (each, a “Warrant” and, collectively, the “Warrants”). Each whole Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share. No fractional shares will be issued upon separation of the Units and only whole Warrants will trade. Each Warrant will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 12 months from the closing of the Initial Public Offering and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation. Once the Warrants become exercisable, the Company may redeem the outstanding Warrants in whole and not in part at a price of $0.01 per Warrant upon a minimum of 30 days’ prior written notice of redemption, if and only if the last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sent the notice of redemption to the Warrant holders.

The Company granted the underwriters a 45-day option to purchase up to 3,750,000 additional Units to cover any over-allotments at the initial public offering price less the underwriting discounts and commissions. The Units that were issued in connection with the over-allotment option are identical to the Units issued in the Initial Public Offering. On January 12, 2018, the Company was advised by the underwriters’ that it had elected to exercise a portion of the over-allotment option for 2,500,000 additional Units for additional gross proceeds of $25 million. The partial exercise resulted in a forfeiture of 312,500 shares of Class B common stock during the year ended December 31, 2018.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company paid an underwriting discount of 2.0% of the per Unit offering price to the underwriters at the closing of the Initial Public Offering (or $5.5 million), with an additional fee (the “Deferred Discount”) of 3.5% of the gross offering proceeds (or $9.625 million) payable upon the Company’s completion of an initial Business Combination. The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its initial Business Combination.

Note 4-Related Party Transactions

Founder Shares

On October 16, 2017, the Sponsor purchased 7,187,500 shares of Class B common stock (the “Founder Shares”) for an aggregate price of $25,000. As used herein, unless the context otherwise requires, Founder Shares shall be deemed to include the shares of Class A common stock issuable upon conversion thereof. The Founder Shares are identical to the Class A common stock included in the Units sold in the Initial Public Offering except that the Founder Shares automatically convert into shares of Class A common stock at the time of the Company’s initial Business Combination and are subject to certain transfer restrictions, as described in more detail below. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time. The Sponsor agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering (see Note 5). In December 2017, the Sponsor transferred 25,000 Founder Shares to each of the Company’s then independent directors, at the original per share purchase price. Also, in January 2018, another 25,000 Founder Shares were transferred to one of the Company’s independent directors. The 100,000 Founder Shares held by the Company’s independent directors was not subject to forfeiture in the event the underwriters’ over-allotment option was not exercised. On January 12, 2018, the Company was advised by the underwriters’ that it had elected to exercise a portion of the over-allotment option for 2,500,000 additional Units for additional gross proceeds of $25 million. The partial exercise resulted in a forfeiture of 312,500 shares of Class B common stock during the year ended December 31, 2018.

The Company’s initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement

Simultaneously with the closing of the Initial Public Offering on January 12, 2018, the Sponsor paid the Company $7.5 million for 5,000,000 Private Placement Warrants at a price of $1.50 per whole warrant. Each whole Private Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants has been added to the proceeds from the Initial Public Offering held in the Trust Account. If the initial Business Combination is not completed within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Registration Rights

The holders of Founder Shares, Private Placement Warrants and Warrants that may be issued upon conversion of working capital loans, if any, are entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement signed on January 12, 2018. These holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Related Party Loans

The Company’s Sponsor had loaned the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the earlier of March 31, 2018 or upon the completion of the Initial Public Offering. The Company borrowed approximately $291,000 under the Note and repaid this amount in full in February 2018.

Due to Related Party

An affiliate of the Company paid general and administrative expenses on behalf of the Company. An aggregate of approximately $204,000 and $96,000, as reflected in the accompanying balance sheets are outstanding as of December 31, 2019 and 2018, respectively. These amounts are due on demand and are non-interest bearing.

Note 5-Stockholders’ Equity

Common Stock

The authorized common stock of the Company includes up to 100,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock. If the Company enters into an initial Business Combination, it may (depending on the terms of such an initial Business Combination) be required to increase the number of shares of Class A common stock which the Company is authorized to issue at the same time as the Company’s stockholders vote on the initial Business Combination to the extent the Company seeks stockholder approval in connection with the initial Business Combination. Holders of the Company’s common stock are entitled to one vote for each share of common stock.

On October 16, 2017, the Sponsor purchased 7,187,500 shares of Class B common stock for $25,000. The Sponsor had agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On January 12, 2018, the Company was advised by the underwriters’ that it had elected to exercise a portion of the over-allotment option for 2,500,000 additional Units for additional gross proceeds of $25 million. The partial exercise resulted in the forfeiture of 312,500 shares of Class B common stock during the year ended December 31, 2018. As of December 31, 2019 and 2018, there were 6,875,000 shares of Class B common stock issued and outstanding and 27,500,000 shares of Class A common stock outstanding and 26,711,895 and 26,452,491 of the shares of Class A common stock are classified outside of equity as redeemable common stock, respectively.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2019 and 2018, there were no shares of preferred stock issued or outstanding.

Warrants

The public warrants may only be exercised for a whole number of shares. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants will become exercisable on the later of (a) 30 days after the completion of a business combination or (b) 12 months from the closing of the initial public offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the public warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their public warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the public warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. The public warrants will expire five years after the completion of a business combination or earlier upon redemption or liquidation.

The private placement warrants are identical to the public warrants underlying the units sold in the initial public offering, except that the private placement warrants and the Class A common stock issuable upon exercise of the private placement warrants will not be transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the private placement warrants are held by someone other than the initial shareholders or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

The Company may call the public warrants for redemption (except with respect to the private placement warrants):

•	in whole and not in part

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants shares. If the Company is unable to complete a business combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 6-Fair Value Measurements

The following table presents information about the Company’s assets that are measured on a recurring basis as of December 31, 2019 and 2018 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

December 31, 2019

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investment held in Trust Account	$281,229,266	—	—

December 31, 2018

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investment held in Trust Account	$278,323,607	—	—

At December 31, 2019 and 2018, the investments held in the Trust Account were held in marketable equity securities.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — Income Taxes

The income tax provision (benefit) consists of the following:

	December 31,
	2019	2018
Current
Federal	$1,002,248	$815,599
State	—	—
Deferred
Federal	(245,853)	(79,895)
State	—	—
Change in valuation allowance	245,853	79,895

Income tax provision expense	$1,002,248	$815,599

The Company’s net deferred tax assets are as follows:

	December 31,
	2019	2018
Deferred tax asset
Startup/Organizational Costs	$325,748	$79,895

Total deferred tax assets	325,748	79,895
Valuation Allowance	(325,748)	(79,895)

Deferred tax asset, net of allowance	$—	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, Management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2019 and 2018, the valuation allowance were approximately $326,000 and $80,000, respectively.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate is as follows:

	December 31,
	2019	2018
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	0.0%	0.0%
Federal tax rate change	0.0%	0.0%
Meals & entertainment	0.0%	0.0%
Valuation allowance	6.8%	2.3%

Income tax provision expense	27.8%	23.3%

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the consolidated financial statements were available to be issued, and determined that there have been no events that have occurred that would require adjustments to the disclosures in the consolidated financial statements, except as disclosed in Note 1.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of

Nebula Acquisition Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Nebula Acquisition Corporation (the “Company”) as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows, for the year ended December 31, 2018 and for the period from October 2, 2017 (inception) through December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the year ended December 31, 2018 and for the period from October 2, 2017 (inception) through December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a Business Combination by January 12, 2020, then the Company will cease all operations except for the purpose of liquidating. This date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits are accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2017.

New York, New York

February 15, 2019

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

BALANCE SHEETS

	December 31,
	2018	2017
Assets:
Current assets:
Cash	$1,183,723	$25,000
Prepaid expenses	5,000	—

Total current assets	1,188,723	25,000
Investment held in Trust Account	278,323,607	—
Deferred offering costs associated with initial public offering	—	219,919

Total assets	$279,512,330	$244,919

Liabilities and Stockholders’ Equity (Deficit):
Current liabilities:
Accounts payable	$11,155	$—
Accrued expenses	—	29,400
Due to related party	95,865	—
Franchise tax payable	200,000	—
Income tax payable	55,399	—
Note payable - related party	—	221,201

Total current liabilities	362,419	250,601
Deferred underwriting commissions	9,625,000	—

Total liabilities	9,987,419	250,601
Commitments
Class A common stock, $0.0001 par value; 26,452,491 and -0- shares subject to possible redemption at December 31, 2018 and 2017, respectively	264,524,910	—
Stockholders’ Equity (Deficit):
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at December 31, 2018 and 2017	—	—
Class A common stock, $0.0001 par value; 100,000,000 shares authorized; 1,047,509 and -0- shares issued and outstanding (excluding 26,452,491 and -0- shares subject to possible redemption) at December 31, 2018 and 2017, respectively	105	—
Class B common stock, $0.0001 par value; 10,000,000 shares authorized; 6,875,000 and 7,187,500 shares issued and outstanding at December 31, 2018 and 2017, respectively	688	719
Additional paid-in capital	2,344,778	24,281
Retained earnings (accumulated deficit)	2,654,430	(30,682)

Total stockholders’ equity (deficit)	5,000,001	(5,682)

Total Liabilities and Stockholders’ Equity (Deficit)	$279,512,330	$244,919

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2018	For the Period from October 2, 2017 (inception) through December 31, 2017
General and administrative costs	$384,096	$30,682
Franchise tax expense	199,000	—

Loss from operations	(583,096)	(30,682)
Investment income on Trust Account	4,083,807	—

Income before income tax expense	3,500,711	(30,682)
Income tax expense	815,599	—

Net income (loss)	$2,685,112	$(30,682)

Weighted average shares outstanding of Class A common stock	27,500,000	6,250,000

Basic and diluted net income per share, Class A	$0.10	$(0.00)

Weighted average shares outstanding of Class B common stock	6,875,000	6,250,000

Basic and diluted net income per share, Class B	$(0.00)	$(0.00)

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Total
	Common Stock				Additional		Stockholders’
	Class A		Class B		Paid-In	Retained	Equity
	Shares	Amount	Shares	Amount	Capital	Earnings	(Deficit)
Balance - October 2, 2017 (inception)	—	$—	—	$—	$—	$—	$—

Issuance of Class B common stock to Sponsor	—	—	7,187,500	719	24,281	—	25,000
Net loss	—	—	—	—	—	(30,682)	(30,682)

Balance - December 31, 2017	—	$—	7,187,500	$719	$24,281	$(30,682)	$(5,682)

Sale of units in initial public offering, net of offering costs	27,500,000	2,750	—	—	259,342,731	—	259,345,481
Sale of private placement warrants to Sponsor in private placement	—	—	—	—	7,500,000	—	7,500,000
Forfeiture of Class B common stock	—	—	(312,500)	(31)	31	—	—
Common stock subject to possible redemption	(26,452,491)	(2,645)	—	—	(264,522,265)	—	(264,524,910)
Net income	—	—	—	—	—	2,685,112	2,685,112

Balance - December 31, 2018	1,047,509	$105	6,875,000	$688	$2,344,778	2,654,430	$5,000,001

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NEBULA ACQUISITION CORPORATION

STATEMENT OF CASH FLOWS

	For the Year Ended December 31, 2018	For the Period from October 2, 2017 (inception) through December 31, 2017
Cash Flows from Operating Activities:
Net income (loss)	$2,685,112	$(30,682)
Adjustments to reconcile net income to net cash used in operating activities:
Income earned on investment held in Trust Account	(4,083,807)	—
Operating costs paid by related party	—	29,282
Changes in operating assets and liabilities:
Prepaid expenses	(5,000)	—
Accounts payable	11,155	—
Accrued expenses	(29,400)	1,400
Due to related party	95,865	—
Franchise tax payable	200,000	—
Income tax payable	55,399	—

Net cash used in operating activities	(1,070,676)	—

Cash Flows from Investing Activities
Cash deposited in Trust Account	(275,000,000)	—
Investment income released from Trust Account to pay taxes	760,200	—

Net cash used in investing activities	(274,239,800)	—

Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	—	25,000
Proceeds received from initial public offering	275,000,000	—
Payment of offering costs	(5,809,600)	—
Proceeds received from private placement	7,500,000	—
Repayment of note from related party	(221,201)	—

Net cash provided by financing activities	276,469,199	25,000

Net increase in cash	1,158,723	25,000
Cash - beginning of the period	25,000	—

Cash - end of the period	$1,183,723	$25,000

Supplemental disclosure of noncash investing and financing activities:
Deferred underwriting commissions charged to additional paid-in capital in connection with the initial public offering	$9,625,000	$—

Reclassification of deferred offering costs to equity upon completion of the initial public offering	$219,919	$—

Change in value of Class A common stock subject to possible redemption	$264,524,910	$—

Offering costs included in note payable	$—	$191,919

Offering costs included in accrued expenses	$—	$28,000

Supplemental cash flow disclosure:
Cash paid for income taxes	$760,200	$—

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NOTE 1—DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Organization and General

Nebula Acquisition Corporation (the “Company”) was incorporated in Delaware on October 2, 2017. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the “Securities Act,” as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

At December 31, 2018, the Company had not commenced any operations. All activity for the period from October 2, 2017 (inception) through December 31, 2018 relates to the Company’s formation, the initial public offering (“Initial Public Offering”) described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of investment income from the proceeds derived from the Initial Public Offering. The fiscal year of the Company is the twelve- month calendar period from January 1 through December 31.

Sponsor and Financing

The Company’s sponsor is Nebula Holdings, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective by the United States Securities and Exchange Commission (the “SEC”) on January 9, 2018. The Company consummated its Initial Public Offering of 27,500,000 Units, including the issuance of 2,500,000 Units as a result of the underwriters’ partial exercise of their over-allotment option at $10.00 per Unit, generating gross proceeds of $275 million and incurring offering costs of approximately $15.7 million, inclusive of $9.625 million in deferred underwriting commissions (Note 3).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 5,000,000 warrants (the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant, with the Company’s Sponsor, generating gross proceeds of $7.5 million (Note 4).

The Trust Account

Funds from the Initial Public Offering have been placed in a trust account (“Trust Account”) with American Stock Transfer and Trust Company. The proceeds held in the Trust Account may only be invested in U.S. government treasury bills with a maturity of one hundred eighty (180) days or less or in money market funds that meet certain conditions under Rule 2a-7 under the Investment Company Act of 1940 and that invest only in direct U.S. government obligations. Funds will remain in the Trust Account until the earlier of (i) the consummation of the initial Business Combination or (ii) the distribution of the Trust Account proceeds as described below. The remaining proceeds outside the Trust Account may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

The Company’s amended and restated certificate of incorporation provides that, other than the withdrawal of interest to pay franchise and income taxes (less up to $500,000 of interest released to the Company for working capital purposes and $100,000 of interest to pay dissolution expenses, if any), none of the funds held in the Trust Account will be released until the earlier of: (i) the completion of the initial Business Combination; (ii) the redemption of any shares of Class A common stock included in the Units (the “Public Shares”) sold in the Initial Public Offering that have been properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation to modify the substance or timing of its obligation to redeem 100% of such shares of Class A common stock if it does not complete the initial Business

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Combination within the Combination Period (defined below); and (iii) the redemption of 100% of the shares of Class A common stock included in the Units sold in the Initial Public Offering if the Company is unable to complete an initial Business Combination within the Combination Period (subject to the requirements of law). The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering, although substantially all of the net proceeds of the Initial Public Offering are intended to be generally applied toward consummating an initial Business Combination. The initial Business Combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect an initial Business Combination.

The Company, after signing a definitive agreement for an initial Business Combination, will either (i) seek stockholder approval of the initial Business Combination at a meeting called for such purpose in connection with which stockholders may seek to redeem their shares, regardless of whether they vote for or against the initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes and up to $500,000 of interest which may be released to the Company for working capital purposes, or (ii) provide stockholders with the opportunity to sell their Public Shares to the Company by means of a tender offer (and thereby avoid the need for a stockholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable and up to $500,000 for working capital amounts released to the Company). The decision as to whether the Company will seek stockholder approval of the initial Business Combination or will allow stockholders to sell their Public Shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek stockholder approval, unless a vote is required by law or under NASDAQ rules. If the Company seeks stockholder approval, it will complete its initial Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 upon consummation of the initial Business Combination. In such case, the Company would not proceed with the redemption of its Public Shares and the related initial Business Combination, and instead may search for an alternate initial Business Combination.

If the Company holds a stockholder vote or there is a tender offer for shares in connection with an initial Business Combination, a public stockholder will have the right to redeem its shares for an amount in cash equal to its pro rata share of the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the trust account and not previously released to the Company to pay its franchise and income taxes (less up to $500,000 of interest released to the Company for working capital purposes). As a result, such shares of Class A common stock have been recorded at redemption amount and classified as temporary equity upon the completion of the Initial Public Offering, in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity.”

Pursuant to the Company’s amended and restated certificate of incorporation, if the Company is unable to complete the initial Business Combination within 24 months from the closing of the Initial Public Offering

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

(“Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter subject to lawfully available funds therefor, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes (less up to $500,000 of interest released to the Company for working capital purposes and $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and the Company’s officers and directors entered into a letter agreement with the Company, pursuant to which they agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares (as defined below) held by them if the Company fails to complete the initial Business Combination within the Combination Period. However, if the Sponsor or any of the Company’s directors, officers or affiliate acquires shares of Class A common stock in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete the initial Business Combination within the Combination Period.

In the event of a liquidation, dissolution or winding up of the Company after an initial Business Combination, the Company’s stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the common stock. The Company’s stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the common stock, except that the Company will provide its stockholders with the opportunity to redeem their Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, upon the completion of the initial Business Combination, subject to the limitations described herein.

Going Concern Consideration

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Updated (“ASU”) 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”, management has determined that the mandatory liquidation and subsequent dissolution raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after January 12, 2020.

As of December 31, 2018, the Company had approximately $1.2 million in its operating bank account, approximately $3.3 million of investment income available in the Trust Account to pay for franchise and income taxes (less up to $500,000 of investment income released to the Company for working capital purposes and $100,000 of investment income to pay dissolution expenses).

Through December 31, 2018, the Company’s liquidity needs have been satisfied through receipt of a $25,000 capital contribution from the Sponsor in exchange for the issuance of the Founder Shares (Note 5) to the Sponsor, approximately $291,000 in loans from the Sponsor, the net proceeds from the consummation of the Private Placement not held in Trust, and approximately $760,000 in proceeds from investment income released from Trust Account to pay for taxes during the year ended December 31, 2018. The Company repaid the loans from the Sponsor in full in February 2018.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statement with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Use of Estimates

The preparation of the financial statement in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Offering Costs

The Company complies with the requirements of the FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A —”Expenses of Offering.” Offering costs consist of costs incurred in connection with formation and preparation for the Initial Public Offering. These costs, together with the underwriter discount, was charged to additional paid-in capital upon completion of the Initial Public Offering.

Class A Common Stock subject to possible redemption

As discussed in Note 1, all of the 27,500,000 common shares sold as part of a Unit in the Initial Public Offering contain a redemption feature which allows for the redemption of common shares under the Company’s Liquidation or Tender Offer/Stockholder Approval provisions. In accordance with FASB ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of FASB ASC 480. Although the Company did not specify a maximum redemption threshold, its charter provides that in no event will it redeem its Public Shares in an amount that would cause its net tangible assets (stockholders’ equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of the security at the end of each reporting period. Increases or decreases in the carrying amount of redeemable common stock shall be affected by charges against additional paid-in capital. Accordingly, at December 31, 2018, 26,452,491 of the 27,500,000 Public Shares were classified outside of permanent equity.

Net Income per Share

Net income per share is computed by dividing net income by the weighted-average number of common stock outstanding during the periods. The Company has not considered the effect of the warrants sold in the initial Public Offering (including the consummation of the over-allotment) and Private Placement to purchase an aggregate of 14,166,667 shares of the Company’s Class A common stock in the calculation of diluted income per share, since their inclusion would be anti-dilutive under the treasury stock method.

The Company’s statements of operations includes a presentation of income per share for common stock subject to redemption in a manner similar to the two-class method of income per share. Net income per share, basic and diluted for Class A common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes and funds available to be withdrawn from Trust for working capital purposes, by the weighted average number of Class A common stock outstanding for the period. Net income per share, basic and diluted for Class B common stock is calculated by dividing the net income, less income attributable to Public shares, by the weighted average number of Class B common stock outstanding for the period.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement’s carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2018 or December 31, 2017. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2018 or December 31, 2017. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Recent Accounting Pronouncements

In August 2018, the SEC adopted the final rule under SEC Release No. 33-10532, “Disclosure Update and Simplification”, amending certain disclosure requirements that were redundant, duplicative, overlapping, outdated or superseded. In addition, the amendments expanded the disclosure requirements on the analysis of stockholders’ equity for interim financial statements. Under the amendments, an analysis of changes in each caption of stockholders’ equity presented in the balance sheet must be provided in a note or separate statement. The analysis should present a reconciliation of the beginning balance to the ending balance of each period for which a statement of comprehensive income is required to be filed. The Company anticipates its first presentation of changes in stockholders’ equity will be included in its Form 10-Q for the quarter ended March 31, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Company’s financial statements.

Note 3—Public Offering

On January 12, 2018, the Company sold 27,500,000 Units, including the issuance of 2,500,000 Units as a result of the underwriters’ partial exercise of their over-allotment option, at a price of $10.00 per Unit.

Each Unit consists of one share of the Company’s Class A common stock, $0.0001 par value, and one-third of one redeemable warrant (each, a “Warrant” and, collectively, the “Warrants”). Each whole Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share. No fractional shares will be issued upon separation of the Units and only whole Warrants will trade. Each Warrant will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 12 months from the closing of the Initial Public Offering and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation. Once the Warrants become exercisable, the Company may redeem the outstanding Warrants in whole and not in part at a price of $0.01 per Warrant upon a minimum of 30 days’ prior written notice of redemption, if and only if the last sale price of the Company’s Class A common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sent the notice of redemption to the Warrant holders.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

The Company granted the underwriters a 45-day option to purchase up to 3,750,000 additional Units to cover any over-allotments at the initial public offering price less the underwriting discounts and commissions. The Units that were issued in connection with the over-allotment option are identical to the Units issued in the Initial Public Offering. On January 12, 2018, the Company was advised by the underwriters’ that it had elected to exercise a portion of the over-allotment option for 2,500,000 additional Units for additional gross proceeds of $25 million. The partial exercise resulted in a reduction of 312,500 shares of Class B common stock subject to forfeiture and are considered as forfeited in the accompanying balance sheet as of December 31, 2018.

The Company paid an underwriting discount of 2.0% of the per Unit offering price to the underwriters at the closing of the Initial Public Offering (or $5.5 million), with an additional fee (the “Deferred Discount”) of 3.5% of the gross offering proceeds (or $9.625 million) payable upon the Company’s completion of an initial Business Combination. The Deferred Discount will become payable to the underwriters from the amounts held in the Trust Account solely in the event the Company completes its initial Business Combination.

Note 4—Related Party Transactions

Founder Shares

On October 16, 2017, the Sponsor purchased 7,187,500 shares of Class B common stock (the “Founder Shares”) for an aggregate price of $25,000. As used herein, unless the context otherwise requires, Founder Shares shall be deemed to include the shares of Class A common stock issuable upon conversion thereof. The Founder Shares are identical to the Class A common stock included in the Units sold in the Initial Public Offering except that the Founder Shares automatically convert into shares of Class A common stock at the time of the Company’s initial Business Combination and are subject to certain transfer restrictions, as described in more detail below. Holders of Founder Shares may also elect to convert their shares of Class B common stock into an equal number of shares of Class A common stock, subject to adjustment as provided above, at any time. The Sponsor agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering (see Note 5). In December 2017, the Sponsor transferred 25,000 Founder Shares to each of the Company’s then independent directors, at the original per share purchase price. Also in January 2018, another 25,000 Founder Shares were transferred to one of the Company’s independent directors. The 100,000 Founder Shares held by the Company’s independent directors was not subject to forfeiture in the event the underwriters’ over-allotment option was not exercised. On January 12, 2018, the Company was advised by the underwriters’ that it had elected to exercise a portion of the over-allotment option for 2,500,000 additional Units for additional gross proceeds of $25 million. The partial exercise resulted in a reduction of 312,500 shares of Class B common stock subject to forfeiture and are considered as forfeited in the accompanying balance sheet as of December 31, 2018.

The Company’s initial stockholders have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, (x) if the last sale price of the Company’s Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement

Simultaneously with the closing of the Initial Public Offering on January 12, 2018, the Sponsor paid the Company $7.5 million for 5,000,000 Private Placement Warrants at a price of $1.50 per whole warrant. Each whole Private Placement Warrant is exercisable for one whole share of the Company’s Class A common stock at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants has been added to

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

the proceeds from the Initial Public Offering held in the Trust Account. If the initial Business Combination is not completed within the Combination Period, the proceeds from the sale of the Private Placement Warrants held in the Trust Account will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law) and the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

The Sponsor and the Company’s officers and directors have agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Registration Rights

The holders of Founder Shares, Private Placement Warrants and Warrants that may be issued upon conversion of working capital loans, if any, are entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares to shares of Class A common stock) pursuant to a registration rights agreement signed on January 12, 2018. These holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Related Party Loans

The Company’s Sponsor had loaned the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. As of December 31, 2017, the Company had $221,201 balance outstanding. In February 2018, the Company repaid this amount in full.

Due to Related Party

An affiliate of the Company paid administrative expenses for an aggregate of approximately $96,000, as reflected in the accompanying balance sheet as of December 31, 2018. These amounts are due on demand and are non-interest bearing.

Note 5—Stockholders’ Equity

Common Stock

The authorized common stock of the Company includes up to 100,000,000 shares of Class A common stock and 10,000,000 shares of Class B common stock. If the Company enters into an initial Business Combination, it may (depending on the terms of such an initial Business Combination) be required to increase the number of shares of Class A common stock which the Company is authorized to issue at the same time as the Company’s stockholders vote on the initial Business Combination to the extent the Company seeks stockholder approval in connection with the initial Business Combination. Holders of the Company’s common stock are entitled to one vote for each share of common stock.

On October 16, 2017, the Sponsor purchased 7,187,500 shares of Class B common stock for $25,000. The Sponsor had agreed to forfeit up to 937,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters so that the Founder Shares will represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. On January 12, 2018, the Company was advised by the underwriters’ that it had elected to exercise a portion of the over-allotment option for 2,500,000 additional Units for additional gross proceeds of $25 million. The partial exercise resulted in a reduction of 312,500 shares of

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Class B common stock subject to forfeiture and are considered as forfeited in the accompanying balance sheet as of December 31, 2018. As such, at January 12, 2018, there were 6,875,000 shares of Class B common stock issued and outstanding and 27,500,000 shares of Class A common stock outstanding (26,452,491 of which are classified outside of equity as redeemable common stock).

Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2018 and December 31, 2017, there were no shares of preferred stock issued or outstanding.

Warrants

The public warrants may only be exercised for a whole number of shares. No fractional public warrants will be issued upon separation of the units and only whole public warrants will trade. The public warrants will become exercisable on the later of (a) 30 days after the completion of a business combination or (b) 12 months from the closing of the initial public offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A common stock issuable upon exercise of the public warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their public warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a business combination, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the public warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the public warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. The public warrants will expire five years after the completion of a business combination or earlier upon redemption or liquidation.

The private placement warrants are identical to the public warrants underlying the units sold in the initial public offering, except that the private placement warrants and the Class A common stock issuable upon exercise of the private placement warrants will not be transferable, assignable or salable until 30 days after the completion of a business combination, subject to certain limited exceptions. Additionally, the private placement warrants will be non-redeemable so long as they are held by the initial purchasers or such purchasers’ permitted transferees. If the private placement warrants are held by someone other than the initial shareholders or their permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by such holders on the same basis as the public warrants.

The Company may call the public warrants for redemption (except with respect to the private placement warrants):

•	in whole and not in part

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last reported closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of Class A common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of Class A common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants shares. If the Company is unable to complete a business combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 6—Fair Value Measurements

The following table presents information about the Company’s assets that are measured on a recurring basis as of December 31, 2018 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value.

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Investment held in Trust Account	$278,323,607	—	—

At December 31, 2018, the investment held in the Trust Account were held in marketable securities.

Note 7 — Income Taxes

The income tax provision (benefit) consists of the following:

December 31, 2018
Current
Federal	$815,599
State	—
Deferred
Federal	79,895
State	—
Change in valuation allowance	(79,895)

Income tax provision expense	$815,599

The Company’s net deferred tax assets are as follows:

December 31, 2018
Deferred tax asset
Startup/Organizational Costs	$79,895

Total deferred tax assets	79,895
Valuation Allowance	(79,895)

Deferred tax asset, net of allowance	$—

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, Management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2018, the valuation allowance was approximately $80,000.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate is as follows:

December 31, 2018
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Federal tax rate change	1.4%
Valuation allowance	2.3%

Income tax provision expense	24.7%

Note 8—Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Through and including            , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Shares Common Stock

Open Lending Corporation

Offered by the Selling Stockholders

PRELIMINARY PROSPECTUS

[●], 2020

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses paid by us in connection with the issuance and distribution of the securities being registered. We will not receive any proceeds from the sale of shares of common stock by the Selling Stockholders pursuant to this prospectus. However, we will pay the expenses, other than underwriting discounts and commissions and certain expenses incurred by the Selling Stockholders in disposing of the securities, associated with the sale of securities pursuant to this prospectus.

All amounts are estimates, except for the SEC registration fee.

Amount
SEC registration fee	$
FINRA filing fee
Transfer agent and registrar fees
[Advisory fees]
Accounting fees and expenses
Legal fees and expenses
Miscellaneous fees and expenses

Total expenses	$

ITEM 14.	Indemnification of Directors and Officers

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

Our charter, which became effective upon completion of the Business Combination, provides that no director of ours shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our charter provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of ours shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Our charter further provides that any repeal or modification of such article by its stockholders or amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

Our charter provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was, or has agreed to become, the Company’s director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our charter also provides that it will advance expenses to Indemnitees in connection with a legal proceeding, subject to limited exceptions.

In connection with the Business Combination, we entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our charter and our bylaws.

We will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of ours arising out of claims based on acts or omissions in their capacities as directors or officers.

ITEM 15.	Recent Sales of Unregistered Securities.

The Company has sold the securities described below within the past three years which were not registered under the Securities Act. All of the sales listed below were made pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act and Regulation D thereunder.

PIPE Shares

In connection with the Business Combination and the other transactions contemplated by the Business Combination Agreement, Nebula obtained commitments from subscribers to purchase shares of Nebula Class A Common Stock, which were converted into PIPE Shares for a purchase price of $10.00 per share, in the PIPE. Several fundamental investors committed an aggregate of $200 million to participate in the transaction through

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

the PIPE anchored by True Wind Capital. True Wind Capital agreed to subscribe for $85,000,000 worth of such PIPE Shares for a purchase price of $10.00 per share. Such commitments were made by way of the Subscription Agreements dated as of January 5, 2020, by and among each PIPE subscriber, Nebula, Open Lending and ParentCo.

Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description
1.1*	Form of Underwriting Agreement

2.1	Business Combination Agreement, dated as of January 5, 2020, by and among Nebula, Blocker, Blocker Holder, Open Lending Corporation, Merger Sub LLC, Merger Sub Corp, Open Lending, and Shareholder Representative Services LLC, as the Securityholder Representative and incorporated herein by reference) (the “Business Combination Agreement”) (incorporated by reference to Exhibit 2.1 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

2.2	Amendment No. 1 and Waiver, dated as of March 18, 2020, to the Business Combination Agreement, by and among Nebula, Blocker, Blocker Holder, Open Lending Corporation, Merger Sub LLC, Merger Sub Corp, Open Lending, and Shareholder Representative Services LLC, as the Securityholder Representative (incorporated by reference to Exhibit 2.2 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

2.3	Amendment No. 2 and Consent, dated as of March 26, 2020, to the Business Combination Agreement by and among Nebula, Blocker, Blocker Holder, Open Lending Corporation, Merger Sub LLC, Merger Sub Corp, the Company, and Shareholder Representative Services LLC, as the Securityholder Representative (incorporated by reference to Exhibit 2.3 to Nebula’s Current Report on Form 8-K filed March 27, 2020).

2.4	Amendment No. 3, dated as of May 13, 2020, to the Business Combination Agreement by and among Nebula, Blocker, Blocker Holder, Open Lending Corporation, Merger Sub LLC, Merger Sub Corp, the Company, and Shareholder Representative Services LLC, as the Securityholder Representative (incorporated by reference to Exhibit 2.4 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

3.1	Amended and Restated Certificate of Incorporation of Open Lending Corporation (incorporated by reference to Exhibit 3.3 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

3.2	Amended and Restated Bylaws of Open Lending Corporation (incorporated by reference to Exhibit 3.4 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

4.1	Form of Warrant Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed July 1, 2020).

4.2	Form of Warrant Agreement between American Stock Transfer & Trust Company and the Registrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1 filed July 1, 2020).

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Exhibit	Description

4.3	Assignment, Assumption and Amendment of Warrant Agreement dated June 10, 2020, by and among Nebula Acquisition Corporation, a Delaware corporation, Nebula Parent Corp., a Delaware Corporation, and American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, as warrant agent (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1 filed July 1, 2020).

5.1*	Opinion of Goodwin Procter LLP.

10.1	Founder Support Agreement, dated as of January 5, 2020, by and among Nebula, Open Lending Corporation, the Company, the Sponsor, Adam H. Clammer, James H. Greene, Jr., Rufina Adams, David Kerko, Frank Kern, James C. Hale and Ronald Lamb (incorporated by reference to Exhibit 10.1 to Nebula’s Current Report on Form 8-K filed January 6, 2020) (the “Founder Support Agreement”).

10.2	Form of Investor Support Agreement (incorporated by reference to Exhibit 10.2 to Nebula’s Current Report on Form 8-K filed January 6, 2020).

10.3	Company Support Agreement, dated as of January 5, 2020, by and among Nebula, Bregal Investments, Inc., BRP Hold 11, Inc., Bee Cave Capital, LLC, Richard Watkins, Open Lending Opportunity Partners, Ryan Collins, Kurt Wilkin, Scott Gordon, Keith Jezek and Steve Letbetter (incorporated by reference to Exhibit 10.3 to Nebula’s Current Report on Form 8-K filed January 6, 2020).

10.4	Form of Subscription Agreement (incorporated by reference to Exhibit 10.4 to Nebula’s Current Report on Form 8-K filed January 6, 2020).

10.5	Form of Tax Receivable Agreement (incorporated by reference to Exhibit 10.5 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

10.6	Form of Investor Rights Agreement (incorporated by reference to Exhibit 10.6 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

10.7	Amendment No. 1, dated as of March 18, 2020, to the Founder Support Agreement, by and among Nebula, Open Lending Corporation, the Company, the Sponsor, Adam H. Clammer, James H. Greene, Jr., Rufina Adams, David Kerko, James C. Hale and Ronald Lamb (incorporated by reference to Exhibit 10.7 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

10.8	Amendment No. 2, dated May 13, 2020, to the Founder Support Agreement, by and among Nebula, Open Lending Corporation, the Company, the Sponsor, Adam H. Clammer, James H. Greene, Jr., Rufina Adams, David Kerko, James C. Hale and Ronald Lamb (incorporated by reference to Exhibit 10.8 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

10.9	Credit Agreement, dated as of March 11, 2020, among Open Lending, LLC, the guarantors party thereto, UBS AG Stamford Branch, and the lenders party thereto (incorporated by reference to Exhibit 10.9 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

10.10#	2020 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.12 of Open Lending Corporation’s Registration Statement on Form S-4 (Reg. No. 333-237264), filed with the SEC on May 20, 2020).

10.11	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.11 on Form 8-K filed on June 16, 2020).

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Exhibit	Description

10.12#	Form of Officer Indemnification Agreement (incorporated by reference to Exhibit 10.12 on Form 8-K on June 16, 2020).

10.13#	Employment Agreement by and between the Company and Ross M. Jessup, dated August 28, 2020 (incorporated by reference to Exhibit 10.1 of Open Lending Corporation’s Current Report on Form 8-K filed August 31, 2020).

10.14#	Employment Agreement by and between the Company and John J. Flynn, dated August 28, 2020 (incorporated by reference to Exhibit 10.2 of Open Lending Corporation’s Current Report on Form 8-K filed August 31, 2020).

10.15#	Employment Agreement by and between the Company and Charles D. Jehl, dated August 28, 2020 (incorporated by reference to Exhibit 10.3 of Open Lending Corporation’s Current Report on Form 8-K filed August 31, 2020).

10.16#	First Amendment to Employment Agreement by and between the Company and John J. Flynn, dated November 5, 2020 (incorporated by reference to Exhibit 10.1 of Open Lending Corporation’s Current Report on Form 8-K filed November 12, 2020).

10.17#	First Amendment to Employment Agreement by and between the Company and Ross Jessup, dated November 5, 2020 (incorporated by reference to Exhibit 10.2 of Open Lending Corporation’s Current Report on Form 8-K filed November 12, 2020).

10.18#	First Amendment to Employment Agreement by and between the Company and Charles D. Jehl, dated November 5, 2020 (incorporated by reference to Exhibit 10.3 of Open Lending Corporation’s Current Report on Form 8-K filed November 12, 2020).

10.19#	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.4 of Open Lending Corporation’s Current Report on Form 8-K filed November 12, 2020).

10.20	Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.5 of Open Lending Corporation’s Current Report on Form 8-K filed November 12, 2020).

16.1	Letter from WithumSmith+Brown, PC as to the change in certifying accountant, dated as of June 15, 2020 (incorporated by reference to Exhibit 16.1 on Form 8-K on June 16, 2020).

21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Open Lending Corporation’s Registration Statement on Form S-1/A filed July 13, 2020).

23.1*	Consent of Ernst & Young LLP.

23.2*	Consent of WithumSmith+Brown, PC.

23.3*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

# Indicates a management contract or any compensatory plan, contract or arrangement. * To be filed by amendment.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

Undertakings

The undersigned registrant hereby undertakes:

A.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

B.

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

D.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

E.

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

F.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Open Lending Corporation

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on                , 2020.

OPEN LENDING CORPORATION

By:

Name:	John J. Flynn
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of John J. Flynn and Charles D. Jehl, acting alone or together with another attorney-in-fact, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any or all further amendments (including post-effective amendments) to this registration statement (and any additional registration statement related hereto permitted by Rule 462(b) promulgated under the Securities Act, (and all further amendments, including post-effective amendments, thereto)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dated indicated.

Signature	Title	Date

	Chairman, Director, Chief Executive Officer	________, 2020
John J. Flynn	(Principal Executive Officer)

Ross M. Jessup	Director, President and Chief Operating Officer	________, 2020

	Chief Financial Officer (Principal Financial	________, 2020
Charles D. Jehl	Officer and Principal Accounting Officer)

	Director	________, 2020
Blair J. Greenberg

	Director	________, 2020
Gene Yoon

	Director	________, 2020
Adam H. Clammer

	Director	________, 2020
Brandon Van Buren

	Director	________, 2020
Eric A. Feldstein

	Director	________, 2020
Shubhi Rao

	Director	________, 2020
Jessica Snyder